Filed Pursuant to Rule 253(g)(2)

File No. 024-11882

Final Offering Circular	Dated June 3, 2022

Teton Advisors, Inc.

189 Mason Street, Greenwich, CT 06830
(914) 457-1070
tetonadv.com

Subscription Rights to Purchase Up to 440,162 Shares of Class A Common Stock

at a Subscription Price of $15.50 Per Share

We are distributing, free of charge, to the holders of our Class A common stock, par value of $0.001 per share (the “Class A common stock”), and to the holders of our Class B common stock, par value of $0.001 per share (the “Class B common stock”) (collectively, the “Common Shareholders”), transferable subscription rights to purchase up to 440,162 shares of our Class A common stock, at a subscription price of $15.50 per share. Holders of Class A common stock granted pursuant to restricted stock awards will receive transferable subscription rights to purchase Class A common stock on the same terms as the other Common Shareholders, regardless of whether such restricted stock awards are unvested, and shall also be considered “Common Shareholders” for purposes of the rights offering.

The Common Shareholders will receive three (3) subscription rights for each share of Class A common stock and three (3) subscription rights for each share of Class B common stock that they hold of record as of 5:00 p.m., New York, New York time, on June 3, 2022 (the “Record Date”). Nine (9) subscription rights entitles the holder a basic subscription right to purchase one share of our Class A common stock at the subscription price of $15.50 per share. The subscription rights will be transferable until the expiration of the rights offering.

Common Shareholders of record on the Record Date (“Record Date Shareholders”) who fully exercise their subscription rights, may also subscribe to purchase additional shares of our Class A common stock at the same subscription price of $15.50 per, subject to the conditions and limitations described later in this offering statement (the “Over-Subscription Privilege”). The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered.

We will not issue fractional shares of Class A common stock. If the number of subscription rights exercised by a rights holder would otherwise permit them to purchase a fraction of a share, the number of shares that such holder may purchase will be rounded down to the nearest whole share. If all of the basic subscription rights are exercised, the total purchase price of the shares offered in the rights offering would be approximately $6,822,500.

The shares in this rights offering will be sold on a best efforts basis. The rights offering is not contingent upon the occurrence of any event or the sale of a minimum number of shares.

Your subscription rights may be exercised at any time during the period starting on June 3, 2022 and ending at 5:00 p.m., New York, New York time, on September 21, 2022 (the “Expiration Date”), unless we extend the rights offering period, in our sole discretion. Under no circumstances will we issue more than the aggregate of 440,162 shares of Class A common stock in the rights offering. We may cancel the rights offering at any time and for any reason. If we terminate the rights offering, all subscription payments received will be returned as soon as practicable thereafter without interest or deduction.

Our Class A common stock is quoted on the OTC Pink under the symbol “TETAA”. The most recent closing price of our Class A common stock on the OTC Pink as of June 2, 2022, was $21.00 per share. Once the rights offering has commenced, the subscription rights to purchase Class A common stock will be transferable until the Expiration Date. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

If you wish to sell your subscription rights but such subscription rights cannot be sold, or if you provide the Subscription Agent with instructions to exercise the subscription rights and your instructions are not timely received by the Subscription Agent or if you do not provide any instructions to exercise your subscription rights, the subscription rights will expire and will be void and no longer exercisable.

American Stock Transfer & Trust Company, LLC, will serve as the Subscription Agent for the rights offering, and D.F. King & Co., Inc. will serve as the Information Agent for the rights offering. The Subscription Agent will hold the funds we receive from subscribers until we complete, abandon or terminate the rights offering. If you want to participate in this rights offering and you are the record holder of your shares, we recommend that you submit your subscription documents to the Subscription Agent well before the deadline. If you want to participate in this rights offering and you hold shares through a broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a detailed discussion, see “The Rights Offering” beginning on page 24.

We have not engaged any broker-dealer, placement agent or underwriter in connection with this offering, but reserve the right to do so. To the extent that we do so, we will file a supplement to our offering statement of which this offering circular is a part.

We are offering our securities in all states other than Texas.

The offering statement of which this Offering Circular is a part was qualified by the U.S. Securities and Exchange Commission on June 1, 2022. This offering is being conducted pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular is following the offering circular format described in Part II of Form 1-A.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the commission has not made an independent determination that the securities offered hereunder are exempt from registration.

This investment involves risk. See “Risk Factors” beginning on page 10.

The date of this Offering Circular is June 3, 2022.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

As used through this offering circular, the terms “we,” “us,” “our,” “the Company” and “Teton Advisors, Inc.” refers to Teton Advisors, Inc. and its subsidiaries.

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this offering circular. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This offering circular contains a more detailed description of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering our Class A common stock, and our business. See the section entitled “The Rights Offering” beginning on page 24 below.

What is the rights offering?

We are distributing, at no cost or charge, to the holders of our Class A common stock, and to the holders of our Class B common stock (collectively, the “Common Shareholders”), transferable subscription rights to purchase up to 440,162 shares of our Class A common stock. The purchase price is $15.50 per share. Holders of Class A common stock granted pursuant to restricted stock awards will receive transferable subscription rights to purchase Class A common stock on the same terms as the other Common Shareholders, regardless of whether such restricted stock awards are unvested, and shall also be considered “Common Shareholders” for purposes of the rights offering. The Common Shareholders will receive three (3) subscription rights for each share of Class A common stock and three (3) subscription rights for each share of Class B common stock that they hold of record as of 5:00 p.m., New York, New York time, on June 3, 2022, the record date of the rights offering. If you hold your shares in the name of a broker, bank or other nominee who uses the services of the Depository Trust Company (“DTC”), DTC will issue three (3) subscription rights to the nominee for each share of our Class A common and Class B common stock you beneficially own at the record date. The subscription rights will be evidenced by Subscription Rights Certificates.

Nine (9) subscription rights entitles the holder a basic subscription right to purchase one share of our Class A common stock at the subscription price of $15.50 per share. Any unsold shares from the basic subscription right will be available for purchase by Common Shareholders of record as of the close of business on the Record Date (the “Record Date Shareholders”) under the Over-Subscription Privilege, described below. The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

The Class A common stock to be issued upon exercise of the subscription rights in the rights offering will, like our existing shares of Class A common stock be quoted on the OTC Pink under the symbol “TETAA”. The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

The subscription rights may be exercised at any time during the 110-day subscription period, which commences on June 3, 2022, through the expiration date for the rights offering, which is 5:00 p.m., New York, New York time, on September 21, 2022 (the “Expiration Date”), unless the rights offering is extended or earlier terminated by us in our sole discretion; provided, however, that we may not extend the Expiration Date by more than 45 calendar days past the original Expiration Date. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City Time, on the Expiration Date, unless the rights offering is extended or earlier terminated by us in our sole discretion. We will not be required to issue shares to you if the Subscription Agent receives your Subscription Rights Certificate or your subscription payment after that time.

Fractional shares resulting from the exercise of the basic subscription right or the Over-Subscription Privilege, each as described below, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives all of our shareholders an opportunity to participate. We cannot predict the number of shares that will be sold. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes. See section entitled “Use of Proceeds” beginning on page 23 below.

How will the shares be offered?

The shares will be offered in the rights offering to our Common Shareholders, including to holders of restricted stock awards. These shareholders have a right to buy shares pursuant to their basic subscription right, and if they are a Record Date Shareholder, also have the ability to subscribe for additional shares through an Over-Subscription Privilege in our discretion. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

What is the basic subscription right?

The basic subscription right gives our stockholders the opportunity to purchase shares of our Class A common stock at the subscription price of $15.50 per share. For every nine (9) rights that you own, you will have a basic subscription right to buy from us one share of Class A common stock at the subscription price. You may exercise your basic subscription right for some or all of your subscription rights, or you may choose not to exercise any subscription rights. Common Shareholders will receive three (3) subscription rights for each share of Class A common stock and three (3) subscription rights for each share of Class B common stock that they hold of record as of 5:00 p.m., New York, New York time on the record date.

For example, if you owned 300 shares of our Class A common stock or Class A common stock as of 5:00 p.m., New York, New York time on the record date, you would receive 900 subscription rights and would have the right to purchase 100 shares of Class A common stock for $15.50 per share with your basic subscription right. If you owned 300 shares of our Class A common stock and 300 shares of our Class B common stock as of 5:00 p.m., New York, New York time on the record date, you would receive 1,800 subscription rights, and would have the right to purchase 200 shares of Class A common stock for $15.50 per share with your basic subscription right.

How do I sell or transfer my rights?

The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

If you wish to sell your subscription rights but such subscription rights cannot be sold, or if you provide the Subscription Agent with instructions to exercise the subscription rights and your instructions are not timely received by the Subscription Agent or if you do not provide any instructions to exercise your subscription rights, the subscription rights will expire and will be void and no longer exercisable.

Rights acquired in the secondary market may not participate in the Over-Subscription Privilege. See the section entitled “The Rights Offering—Over-Subscription Privilege.”

What is the Over-Subscription Privilege?

If you are a Record Date Shareholder and you exercise your basic subscription right in full, you, together with other Record Date Shareholders that exercise their basic subscription right in full, will be entitled to subscribe to purchase additional shares subject to certain conditions and limitations. The subscription price per share that applies to the Over-Subscription Privilege is the same subscription price per share that applies to the basic subscription right.

If you wish to exercise your Over-Subscription Privilege, you must exercise your basic subscription right in full and specify the number of additional shares of Class A common stock you wish to purchase, which may be up to the maximum number of shares offered in the rights offering, less the number of shares you may purchase under your basic subscription right.

In order to properly exercise your Over-Subscription Privilege, you must deliver the subscription payment for exercise of your Over-Subscription Privilege before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares before the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of Class A common stock available to you, assuming that no stockholder other than you has purchased any shares of our Class A common stock pursuant to their basic subscription right and Over-Subscription Privilege. Rights acquired in the secondary market may not participate in the Over-Subscription Privilege. See the section entitled “The Rights Offering—Over-Subscription Privilege.”

What are the limitations on the Over-Subscription Privilege?

Record Date Shareholders will be permitted to purchase additional shares pursuant to their Over-Subscription Privilege only if other rights holders do not exercise their basic subscription right in full. We reserve the right to reject in whole or in part any over-subscription request, regardless of the availability of shares to satisfy these requests. Subject to this right, we will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription right. If over-subscription requests exceed the shares that are available to satisfy the requests, then, subject to our right to reject in whole or in part any over-subscription request, the available over-subscription shares will be allocated pro rata among those fully exercising holders who over-subscribe based on the number of subscription rights originally issued to them. Any excess subscription payments will be returned, without interest or penalty.

The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered. Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase rights in the secondary market that such rights will not participate in any Over-Subscription Privilege offered. See the section entitled “The Rights Offering—Over-Subscription Privilege.”

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription right and other shareholders fully exercise their basic subscription right, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting rights, if any, and other rights will likewise be diluted. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to subscribe to purchase additional shares pursuant to the Over-Subscription Privilege and your ownership percentage in our common stock and any related voting and other rights may be further diluted.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time during the 110-day subscription period, which commences on June 3, 2022, through the expiration date for the rights offering, which is 5:00 p.m., New York, New York time, on September 21, 2022 (the “Expiration Date”), unless we extend the subscription period in our sole discretion. If you elect to exercise any subscription rights, the Subscription Agent must actually receive all required documents and payments from you at or prior to the expiration date. Although we have the option of extending the subscription period at our sole discretion, we do not currently intend to do so.

Are we requiring a minimum subscription to complete the rights offering?

No.

Are there any limitations on the number of subscription rights I may exercise in the rights offering?

As a Common Shareholder, you may only purchase the number of shares purchasable upon exercise of the number of basic subscription rights distributed to you in the rights offering or that you acquired on the secondary market and, if you are a Record Date Shareholder, up to the number of shares that may be made available pursuant to the Over-Subscription Privilege. Accordingly, the number of shares you may purchase in the rights offering is limited by the number of shares of our Class A common stock and/or shares of our Class B common stock that you held on the record date, or the number of rights you acquired in the secondary market, and by the extent to which other shareholders exercise their subscription rights, including any over-subscription requests, if you are a Record Date Shareholder.

The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered. Thus, if you acquire rights on the secondary market and are not a Record Date Shareholder, you may only purchase the number of shares purchasable upon exercise of the number of basic subscription rights that you acquired.

However, no sale may be made to you in this offering if the aggregate purchase price you would pay exceeds 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

In addition, under applicable federal banking laws, any purchase of shares may also require the prior clearance or approval of, or prior notice to, federal bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the rights offering.

How do I exercise my subscription rights?

If you are a Common Shareholder and wish to participate in the rights offering, you must properly complete the enclosed Subscription Rights Certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription request, if applicable), to the Subscription Agent before 5:00 p.m., New York, New York time, on September 21, 2022. For instructions on exercising your rights, see the sections in this offering circular under the caption “The Rights Offering—Method of Exercising Subscription Rights” and “—Payment Method.” If you cannot deliver your Subscription Rights Certificate to the Subscription Agent before the Expiration Date, you may use the procedures for guaranteed delivery as described in “The Rights Offering—Guaranteed Delivery Procedures.”

If you are a beneficial owner of shares of our Class A common stock or Class B common stock that are registered in the name of a broker, bank or other nominee, then your broker, bank or other nominee is the “record holder” of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of our Class A common stock you wish to purchase. If you wish to participate, you should instruct your broker, bank or other nominee to exercise your subscription rights and deliver all subscription documents, Subscription Rights Certificate, notice of guaranteed delivery (if applicable) and payment on your behalf before the expiration of the rights offering. You should complete and return to your broker, bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, dealer, bank or other nominee with the other offering materials. We assume no responsibility in respect of the timely administration of your broker, dealer, bank or other nominee to perform its obligations on your behalf.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase rights in the secondary market that such rights will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The Subscription Agent will hold all funds it receives in a segregated account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable. If you own shares in “street name,” the Subscription Agent will return payments to the record holder of the shares.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares you wish to acquire under the basic subscription right and any over-subscription request by delivering to the Subscription Agent a certified or cashier’s check, a bank draft drawn on a U.S. bank, a U.S. postal or express money order, or wire transfer of funds.

After I exercise my subscription rights, can I change my mind?

No. All exercises of subscription rights are irrevocable by the shareholders, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase. However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date.

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Does exercising my subscription rights involve risk?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our Class A common stock and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 10 of this offering circular.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge.

When will I receive my new shares of Class A common stock?

Shares of Class A common stock purchased in the rights offering will be issued only in book-entry form (i.e., no physical stock certificates will be issued). If you are the holder of record of our common stock (whether you hold share certificates or your shares are maintained in book-entry form by our transfer agent), you will receive a statement of ownership reflecting the shares of Class A common stock purchased in the offering in the Direct Registration System (“DRS”) as soon as practicable after the expiration of the rights offering. If your shares of common stock are registered in “street name,” that is, in the name of a broker, bank or other nominee, your shares of Class A common stock will be issued to the same account, and you may request a statement of ownership from the nominee following the expiration of the rights offering.

Shares purchased pursuant to the Over-Subscription Privilege will be issued in the same manner as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests. Thereafter, the shares should be available for delivery to you or your broker as soon as reasonably possible.

May I transfer my subscription rights?

Yes. The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

If you wish to sell your subscription rights but such subscription rights cannot be sold, or if you provide the Subscription Agent with instructions to exercise the subscription rights and your instructions are not timely received by the Subscription Agent or if you do not provide any instructions to exercise your subscription rights, the subscription rights will expire and will be void and no longer exercisable.

Please see “Risk Factors” for a discussion of some of the risks associated with transferring the subscription rights.

Has our Board of Directors made a recommendation to our shareholders regarding the rights offering?

No. Our Board of Directors is making no recommendations regarding your exercise of subscription rights. You could risk investment loss on new money invested. We cannot assure you that the trading price for our Class A common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled “Risk Factors” beginning on page 10 of this offering circular.

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date for any reason. If we cancel the rights offering, we will issue a press release notifying rights holders of the cancellation and all subscription payments received by the Subscription Agent will be promptly returned, without interest or penalty.

Can we extend the rights offering?

Yes. We may extend the rights offering and the period for exercising your rights for a period not to exceed 45 calendar days, at our sole discretion. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern time, on the next Business Day after the most recently announced expiration time of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give rights holders more time to exercise their rights in the rights offering. We do not presently intend to extend the rights offering. For purposes of this offering, a “Business Day” shall mean any day on which trading is conducted on the market.

Can we amend the rights offering?

Yes. We also may amend or modify the terms of the rights offering. If we make any fundamental change to the terms of the rights offering set forth in this offering circular, we will offer persons who have exercised their rights the opportunity to cancel their purchases and the Subscription Agent will refund the funds advanced by each such person and recirculate an updated offering circular. In addition, upon such event, we may extend the expiration date of the rights offering to allow rights holders ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date.

The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering. Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments or modifications may include a change in the purchase price, although we do not currently anticipate any such change.

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws, unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax law, in which case you may recognize taxable income upon the receipt of the subscription rights. We believe that the rights offering will not be part of a disproportionate distribution. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability of any other tax laws. See the section below entitled “United States Federal Income Taxation.”

How can I get further information about the rights offering?

This offering circular describes the rights offering in detail. If you have other questions or need assistance, please contact the Information Agent, D.F. King & Co., Inc., by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550.

SUMMARY

As used through this offering circular, the terms “we,” “us,” “our,” “the Company” and “Teton” refers to Teton Advisors, Inc. and its subsidiaries.

This summary highlights selected information from this offering circular and may not contain all the information that you should consider before investing in the securities we are offering. To understand the offered securities properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

Business Description

Teton Advisors, Inc. (“Teton”), a company incorporated under the laws of Delaware, is a holding company that, through its subsidiaries, provides investment advisory services to open-end funds and separate account clients. We generally manage assets on a fully discretionary basis and invest primarily in U.S. securities. Our revenues are based primarily on the Company’s level of assets under management (“AUM”) and fees associated with our various investment products. We conduct our investment advisory business principally through two subsidiaries, which are registered investment advisors: Keeley-Teton Advisors, LLC and Teton Advisors, LLC.

Teton was formed in Texas as Teton Advisers LLC in December 1994. On March 2, 1998, Teton Advisers LLC was renamed Gabelli Advisors LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. On March 20, 2009, Teton was spun-off from GAMCO Investors, Inc. (NYSE: GBL) (“GAMCO”), which had a 42% ownership stake in the Company.

On February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). The acquisition expanded Teton’s product suite to eleven mutual funds under the TETON Westwood and KEELEY Funds Brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies. On December 30, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton. Keeley-Teton is a registered investment advisor and serves as the investment manager for the KEELEY Funds with AUM of $561.5 million at December 31, 2021. It is also the investment manager of one TETON Westwood Fund named TETON Westwood SmallCap Equity Fund with AUM of $57.3 million at December 31, 2021. In addition to the Funds, Keeley-Teton acts as investment adviser to various separately managed and wrap product accounts. The total assets under management of these accounts were $513.6 million at December 31, 2021. The KEELEY Funds consist of the following three Funds:

●	KEELEY Small Cap Dividend Fund

●	KEELEY Small-Mid Cap Fund

●	KEELEY Mid Cap Dividend Value Fund

On December 31, 2021, Teton transferred its advisory business, operations and personnel to a newly formed, wholly-owned subsidiary, Teton Advisors, LLC (“Teton LLC”). Teton LLC is a registered investment advisor and serves as the investment manager for four TETON Westwood Funds with AUM of $868.6 million at December 31, 2021. The four TETON Westwood Funds are:

●	TETON Westwood Mighty MitesSM Fund

●	TETON Westwood Equity Fund

●	TETON Westwood Balanced Fund

●	TETON Convertible Securities Fund

Teton LLC has retained Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (“GAMCO”), to act as sub-advisor for the TETON Westwood Mighty Mites Fund and the TETON Convertible Securities Fund. Teton LLC has also retained Westwood Management Corporation, a subsidiary of Westwood Holdings Group, Inc. (NYSE: WHG) to act as sub-advisor for the TETON Westwood Balanced Fund and the TETON Westwood Equity Fund. The TETON Westwood SmallCap Equity Fund and all of the KEELEY Funds are advised by Keeley-Teton.

Teton LLC and Keeley-Teton’s combined total assets under management were $2.0 billion at December 31, 2021.

G.distributors, LLC (“G.distributors”), an affiliate of Teton and a subsidiary of GAMCO, distributes both the TETON Westwood and KEELEY Funds pursuant to distribution agreements with each Fund.

Teton’s principal executive office is located at 189 Mason Street, Greenwich, Connecticut 06830, and our telephone number is (914) 457-1070. Our website is www.tetonadv.com. Our website and the information included therein are not part of this offering circular.

Business Strategy

Our business strategy targets global growth of the franchise through continued leveraging of our asset management capabilities, including our brand name and long-term investment performance records, through organic and strategic growth initiatives.

Open-End Funds.  Teton provides advisory services to the Funds, consisting of eight open-end funds, four of which are managed on a day-to-day basis by Keeley-Teton, two of which are sub-advised by Gabelli Funds, LLC, and two of which are sub-advised by Westwood Management Corporation. AUM in open-end Funds was approximately $1.5 billion at December 31, 2021, an increase of 7.1% from $1.4 billion of AUM at December 31, 2020.

We market our open-end funds primarily through third party distribution programs, including no transaction fee (“NTF”) programs, and have developed additional share classes for many of our funds for distribution through additional third-party distribution channels.

At December 31, 2021, third party distribution programs accounted for approximately 89% of all assets in TETON Westwood open-end funds, and all of the assets in KEELEY Funds. At December 31, 2021, approximately 11% of TETON Westwood Fund’s AUM and 0% of KEELEY Fund’s AUM in open-end funds were sourced through G.distributors direct sales relationships.

Separate, Private Client and Wrap Accounts. Beginning in 2009, we have provided investment management services to separate account clients. In connection with our acquisition of KAMCO’s assets in 2017, we expanded our investment advisory service offerings to include private client and wrap accounts. At December 31, 2021, we had $513.6 million of AUM in these product offerings, an increase of $95.3 million from $418.3 million at December 31, 2020. In general, our separate, private client and wrap accounts will be managed to meet the specific needs and objectives of each client. The investment advisory agreements for our separate, private client and wrap account clients are subject to termination by the client without penalty on 30 days’ notice.

Shareholders of the open-end TETON Westwood Funds and KEELEY Funds can exchange shares among the same class of shares of the other open-end TETON Westwood Funds, as well as the Gabelli/GAMCO open-end funds, as economic and market conditions and investor needs change, at no additional cost. However, certain open-end Funds impose a 2% redemption fee on shares redeemed seven days or less after a purchase. We may periodically introduce new funds designed to complement and expand our investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of investors.

Assets Under Management

The following table sets forth total AUM by product type as of the year ended shown:

Assets Under Management

By Product Type

(in millions)

						% Inc. (Dec.)
	2021	2020	2019	2018	2017	2021 / 2020

Equities	$2,001	$1,829	$2,326	$2,428	$3,371	9.4%
Fixed Income	-	-	5	7	8	0.0%
Total Assets Under Management	$2,001	$1,829	$2,331	$2,435	$3,379	9.4%

Distribution, Marketing and Shareholder Servicing

In an effort to increase AUM, the marketing team at Teton is focused on major mutual fund industry distribution channels, which include the direct, advisory, supermarket, retirement and institutional channels. In the direct channel, investors carry out transactions directly with mutual fund companies. In all other mutual fund channels, individuals use intermediaries to purchase funds on their behalf. The advisory channel consists of financial intermediaries which provide ongoing investment advice and monitoring. These include full-service brokerage firms, banks, insurance companies and financial planners. Advisors are compensated through sales loads or fees. Through a service agreement with GAMCO, Teton utilizes the G.distributors wholesaler and internal marketing force to gather assets in these channels. Teton is similarly targeting the defined contribution retirement and institutional channels, which consists of corporations, endowments and foundations. Teton believes it is capable of serving all of these channels because its mutual funds have multiple share classes.

Teton is pursuing non-mutual fund opportunities mainly in the small, small-mid (SMID) and mid cap equity asset classes. The marketing effort is focused on sub-advisory and traditional separate accounts, as well as private client and wrap accounts. The target market consists of insurance companies, commercial banks, institutions and charitable organizations that rely on consultant due diligence and recommendations. Teton seeks to build strategic relationships with institutions and wealth management providers with whom the Teton management team has developed long-term relationships.

G.distributors, a subsidiary of GAMCO, distributes the Funds pursuant to distribution agreements with each Fund. Under the distribution agreements, G.distributors offers and sells the Funds’ shares on a continuous basis and pays most of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third-party distribution and financial intermediaries programs for the Funds, and G.distributors sales personnel. G.distributors receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 of the Investment Company Act of 1940, as amended.

Under the distribution agreements, certain share classes of the Funds are subject to 12b-1 distribution plans (the “12b-1 Plans”). Pursuant to the 12b-1 Plans, the Class AAA shares of the TETON Westwood Funds and the Class A shares of the KEELEY Funds pay 0.25% per year on the average daily net assets of the fund, the Class A shares of the TETON Westwood Funds pay 0.35% or 0.50% per year on the average daily net assets of the fund, and the Class C and Class T shares of the TETON Westwood Funds pay 1.00% per year on the average daily net assets of the fund. The payments are made to G.distributors and other third-party broker-dealers.

G.distributors’ distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Funds’ Board of Trustees (“Board of Trustees”) or (ii) the Funds’ shareholders and, in either case, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days’ written notice by (i) a vote of the majority of the trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. G.distributors may terminate a distribution agreement without penalty upon 60 days’ written notice.

Keeley-Teton serves as the shareholder servicing agent of the KEELEY Funds pursuant to a shareholder servicing plan and agreement. Under the shareholder servicing agreement, Keeley-Teton is responsible for providing non-distribution, shareholder support services to certain shareholders of the KEELEY Funds. Pursuant to the shareholder service plan, all share classes of the KEELEY Funds pay Keeley-Teton 0.05% per year on the average daily net assets of each Fund. The payments are made to Keeley-Teton by the KEELEY Funds, and Keeley-Teton in turn remits such payments to various third-party intermediaries. The shareholder servicing plan and agreement may continue in effect from year to year only if specifically approved at least annually by the Funds’ Board of Trustees, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its shareholder servicing plan and agreement, or any agreement thereunder, at any time by a vote of the majority of the trustees cast in person at a meeting called for the purpose of voting on such termination.

Investment Management Agreements

Teton provides investment advisory and management services pursuant to investment management agreements with the Funds. The investment management agreements with the Funds generally provide that Teton is responsible for the overall investment and administrative services, subject to the oversight of the Board of Trustees and in accordance with each Fund’s fundamental investment objectives and policies. The administrative services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Funds, internal accounting, tax accounting and reporting, regulatory filings and other services. Most of these administrative services are provided through contracts or sub-contracts with unaffiliated third parties.

The Funds’ investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Funds’ Board of Trustees or (ii) the Fund’s shareholders and, in either case, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its investment management agreement at any time upon 60 days’ written notice by (i) a vote of the majority of the Board of Trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. Teton may terminate an investment management agreement with the TETON Westwood Funds without penalty on 60 days’ written notice.

Pursuant to the terms of these investment management agreements, neither Teton nor its officers, directors, employees, agents or controlling persons (“Teton Persons”) are liable to the Funds for any act or omission or for any loss sustained by the Funds in connection with the matters to which the advisory agreement relates. However, Teton Persons are liable to the Funds under these agreements with respect to a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligation and duties under the agreement.  The investment management agreements also set forth certain indemnification rights for Teton, its employees, officers, directors and agents.

Sub-advisory Agreements

Teton pays Westwood Management Corporation a sub-advisory fee of 35% of net revenues for the TETON Westwood Balanced and TETON Westwood Equity Funds. “Net revenues” are defined as management fees less twenty basis points for mutual fund administration expenses (which are paid to GAMCO). For 2021, 2020 and 2019, the sub-advisory fees paid to Westwood Management Corporation by Teton amounted to $256,978, $242,102 and $269,010, respectively. This agreement may be terminated by Westwood Management Corporation on 60 days’ prior written notice and may be terminated by the Funds or Teton on 60 days’ prior written notice, provided that termination by the Funds must be approved by a majority of the Board of Trustees or the holders of a “majority of the voting securities” of the Funds.

Teton pays Gabelli Funds, LLC an annual rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites and TETON Westwood Convertible Securities Funds. For 2021, 2020 and 2019, the sub-advisory fees paid to Gabelli Funds, LLC by Teton amounted to $2,523,875, $2,312,961 and $3,494,412, respectively. This agreement may be terminated by Gabelli Funds, LLC on 60 days’ prior written notice and may be terminated by the Funds or Teton on 60 days’ prior written notice, provided that termination by the Funds must be approved by a majority of the Board of Trustees or the holders of a “majority of the voting securities” of the Funds.

Recent Developments

At our 2022 Annual Meeting of Shareholders (the “Annual Meeting”), held on Tuesday, May 24, 2022, our shareholders approved the following proposals: (i) a proposal to amend the Company’s Amended and Restated Certificate of Incorporation to increase the total number of authorized shares from 2,580,000 to 7,500,000, whereby the authorized Class A common stock is increased from 1,700,000 to 5,150,000, the authorized Class B common stock is increased from 800,000 to 2,000,000, and the authorized preferred stock is increased from 80,000 to 350,000 (the “Authorized Shares Increase Proposal”); (ii) a proposal to amend the Company’s Amended and Restated Certificate of Incorporation to include an exclusive forum provision; and (iii) a proposal to approve the Company’s Amended and Restated Stock Award and Incentive Plan, which amends our existing Stock Award and Incentive Plan to (i) increase the number of shares of Class A common stock currently reserved for the granting of stock awards under the plan from 100,000 to 200,000 and (ii) add a provision whereby the number of shares of Class A common stock available for issuance under the plan is subject to an increase on the first trading day of January of each calendar year during the term of the plan, beginning with calendar year 2023, by an amount up to 5% of the combined number of shares of Class A common stock and Class B common stock outstanding as of the last trading day of the prior calendar year, as determined by the Board in its discretion prior to the date of the increase (the “Amended and Restated Stock Award and Incentive Plan Proposal”).

THE OFFERING

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the section of this offering circular below entitled “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing, at no cost or charge, to the holders of our Class A common stock and to the holders of our Class B common stock (collectively, the “Common Shareholders”), transferable subscription rights to purchase up to 440,162 shares of our Class A common stock, at a subscription price of $15.50 per share. Holders of Class A common stock granted pursuant to restricted stock awards will receive transferable subscription rights to purchase Class A common stock on the same terms as the other Common Shareholders, regardless of whether such restricted stock awards are unvested, and shall also be considered “Common Shareholders” for purposes of the rights offering. The Common Shareholders will receive three (3) subscription rights for each share of Class A common stock and three (3) subscription rights for each share of Class B common stock that they hold of record as of 5:00 p.m., New York, New York time, on June 3, 2022 (the “Record Date”).

Basic Subscription Right	For every nine (9) rights that you own, you will have a basic subscription right to buy from us one share of Class A common stock at the subscription price. You may exercise your basic subscription right for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

Over-Subscription Privilege

If you are a Common Shareholder as of 5:00 p.m., New York, New York time on the Record Date (a “Record Date Shareholder”) and you fully exercise all subscription rights initially issued to you, then you may be entitled to buy shares of Class A common stock, referred to as “over-subscription shares,” that are not purchased by other rights holders in the offering (the “Over-Subscription Privilege”). The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered.

The subscription price for shares purchased pursuant to the Over-Subscription Privilege will be the same as the subscription price for the basic subscription right. If enough over-subscription shares are available, all such requests will be honored in full. We reserve the right to reject in whole or in part any or all over-subscription requests. Subject to this right, we will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription right. If over-subscription requests exceed the shares that are available to satisfy the requests, then, subject to our right to reject in whole or in part any over-subscription request, the available over-subscription shares will be allocated pro rata among those fully exercising holders who over-subscribe based on the number of subscription rights originally issued to them.

Notwithstanding the above, the Board of Directors has the right in its absolute discretion to eliminate the Over-Subscription Privilege with respect to over-subscription shares if it considers it to be in the best interest of the Company to do so. The Board of Directors may make that determination at any time, without prior notice to Record Date Shareholders or others, up to and including the fifth day following the Expiration Date (as defined below). See the section below entitled “The Rights Offering—Over-Subscription Privilege.”

Subscription Price	The subscription price per share shall be equal to $15.50. To be effective, any payment related to the exercise of a subscription right or the Over-Subscription Privilege must clear prior to the expiration of the rights offering period.

Record Date	The record date will be June 3, 2022.

Commencement Date	The subscription period for the rights offering begins on June 3, 2022.

Expiration Date	The subscription rights will expire at 5:00 p.m., New York, New York time, on September 21, 2022, which expiration date is subject to extension for a period not to exceed 45 calendar days, at our sole discretion (the “Expiration Date”).

Procedure for Exercising Subscription Rights

The subscription rights may be exercised at any time during the subscription period, which commences on June 3, 2022.

If you are a record holder of shares of Class A common stock and/or Class B common stock, to exercise your subscription rights, you must properly complete the enclosed Subscription Rights Certificate and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request) and Notice of Guaranteed Delivery (if applicable), to the Subscription Agent before 5:00 p.m., New York, New York time, on September 21, 2022, unless the expiration date is extended. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

If you are a beneficial owner of shares of Class A common stock and/or Class B common stock that are registered in the name of a broker, dealer, bank, or other nominee, you will not receive a Subscription Rights Certificate. Instead, you should instruct your broker, bank or other nominee to exercise your subscription rights and deliver all subscription documents, Subscription Rights Certificate, Notice of Guaranteed Delivery (if applicable) and payment on your behalf before the expiration of the rights offering. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares in the rights offering and follow the instructions provided by your nominee.

Delivery of Shares of Class A Common Stock	Shares of Class A common stock purchased in the rights offering will be issued only in book-entry form (i.e., no physical stock certificates will be issued). If you are the holder of record of our common stock (whether you hold share certificates or your shares are maintained in book-entry form by our transfer agent), you will receive a statement of ownership reflecting the shares of Class A common stock purchased in the offering in the Direct Registration System (“DRS”) as soon as practicable after the expiration of the rights offering. If your shares of common stock are registered in “street name,” that is, in the name of a broker, bank or other nominee, your shares of Class A common stock will be issued to the same account, and you may request a statement of ownership from the nominee following the expiration of the rights offering.

Net Proceeds of Offering	The net proceeds to us will depend on the number of subscription rights that are exercised, including over-subscription requests. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $6,642,500. We estimate that the expenses of the rights offering will be approximately $180,000. We intend to use the net proceeds for general corporate purposes. See the section below entitled “Use of Proceeds.”

No Revocation of Exercise by Shareholders	All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of Class A common stock offered pursuant to the rights offering.

Conditions to the Rights Offering	The completion of the rights offering is subject to the conditions described in the section below entitled “The Rights Offering—Conditions and Cancellation.”

Amendment; Cancellation	We may amend the terms of the rights offering or extend the rights offering period. We also reserve the right to cancel the rights offering at any time prior to the expiration date for any reason.

No Board Recommendation	Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section below entitled “Risk Factors.”

Trading of Common Stock	Our Class A common stock is quoted on the OTC Markets OTC Pink tier under the symbol “TETAA”.

Transferability of Subscription Rights

The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period.

We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

Rights that are transferred or sold do not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered. See the section entitled “The Rights Offering—Transferability of Subscription Rights.”

Certain Material U.S. Federal Income Tax Considerations	The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws, unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax law, in which case you may recognize taxable income upon the receipt of the subscription rights. We believe that the rights offering will not be part of a disproportionate distribution. However, you should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section entitled “United States Federal Income Taxation” on page 55 below.

Subscription Agent	Our subscription agent is American Stock Transfer & Trust Company, LLC.

Information Agent	Our information agent is D.F. King & Co., Inc.

Shares of Common Stock Outstanding Before the Rights Offering	As of May 26, 2022, there were 991,395 shares of our Class A common stock outstanding and 329,093 shares of our Class B common stock outstanding. (1)

Shares of Common Stock Outstanding After Completion of the Rights Offering	We will issue up to 440,162 shares of Class A common stock in the rights offering, depending on the number of subscription rights that are exercised. Based on the number of shares of common stock outstanding as of May 26, 2022, if we issue all 440,162 shares of Class A common stock available for the exercise of basic subscription rights in the rights offering, we would have 1,431,557 shares of Class A common stock and 329,093 shares of Class B common stock outstanding following the completion of the rights offering. (1)

Questions	If you have any questions about the rights offering, including questions about subscription procedures and requests for additional copies of this offering circular or other documents, please contact the Information Agent, D.F. King & Co., Inc., by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550.

Risk Factors	An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 10 of this offering circular, as well as other information included in this offering circular, including our financial statements and notes thereto, before making an investment decision.

(1)	The number of shares of Class A common stock immediately before and immediately after this offering excludes 138,000 shares of Class A common stock reserved for issuance under our Amended and Restated Stock Award and Incentive Plan.

SELECTED FINANCIAL DATA

Set forth below is selected consolidated financial data of the Company for the years and at the dates indicated. The information at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 is derived in part from our audited consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical results are not necessarily indicative of results that may be expected for any future period.

	For the Years Ended December 31,
	2021	2020	2019	2018	2017
Income Statement Data
Revenues:
Investment advisory fees, net	$16,404,470	$13,704,762	$20,637,324	$27,949,496	$28,510,064	(b)
Distribution fees	30,105	51,929	103,722	207,393	216,119
Other income, net	3,442	50,422	135,145	96,677	74,157
Total revenues	16,438,017	13,807,113	20,876,191	28,253,566	28,800,340
Expenses:
Compensation	5,501,495	4,575,357	5,654,516	6,915,935	8,571,309
Marketing and administrative fees	1,436,309	1,324,788	1,750,220	2,065,704	1,936,662
Distribution expenses	1,704,012	1,718,386	2,153,478	2,610,734	2,200,728	(b)
Advanced commissions	18,296	47,398	89,022	190,712	197,419
Sub-advisory fees	2,780,853	2,555,063	3,763,422	4,770,393	3,734,300
Other operating expenses	1,567,796	1,652,141	1,972,286	2,669,632	2,213,927
Total operating expenses	13,008,761	11,873,133	15,382,944	19,223,110	18,854,345
Income before interest, taxes, depreciation, amortization and impairment	3,429,256	1,933,980	5,493,247	9,030,456	9,945,995
Interest expense	-	-	426,822	1,579,904	854,817
Depreciation and amortization expense	358,077	792,350	851,266	855,363	706,036
Impairment of intangible assets	-	5,550,000	8,220,000	1,755,839	202,000
Income (loss) before income taxes	3,071,179	(4,408,370)	(4,004,841)	4,839,350	8,183,142
Income tax provision (benefit)	729,180	(854,557)	(1,402,514)	1,216,695	3,314,454
Net income (loss)	$2,341,999	$(3,553,813)	$(2,602,327)	$3,622,655	$4,868,688

Net income (loss) per share:
Basic	$1.86	$(2.82)	$(2.06)	$1.81	$2.83
Fully diluted	$1.85	$(2.82)	$(2.06)	$1.76	$2.63

Weighted average shares outstanding:
Basic	1,260,988	1,261,293	1,262,491	1,232,961	1,157,272
Fully diluted	1,268,828	1,261,293	1,262,491	1,270,021	1,244,306

Actual shares outstanding at December 31st (a)	1,320,487	1,302,988	1,304,788	1,263,387	1,176,883

Dividends declared	$-	$0.05	$0.20	$0.20	$0.20

(a)	Includes 59,500, 42,000, 42,500, zero and 11,500 of unvested RSAs for the five years ended December 2021, 2020, 2019, 2018 and 2017, respectively.
(b)	Amounts were restated to reflect adoption of the new revenue recognition standard. Please see footnote A in the audited financial statements.

	December 31,
	2021	2020	2019	2018	2017
Balance Sheet Data
Total assets	$30,768,922	$20,074,244	$24,188,792	$27,716,607	$31,921,960
Total liabilities and redeemable preferred stock	11,012,814	3,166,153	4,163,333	4,907,863	11,004,769
Total stockholders’ equity	19,756,108	16,908,091	20,025,459	22,808,744	20,917,191

RISK FACTORS

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this offering circular, before making a decision to purchase any shares. If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risk is inherent in all investing. Therefore, before investing in the Class A common stock you should consider the risks associated with such an investment carefully. The following summarizes some of the matters that you should consider before investing in the Fund through the rights offering.

Risks Related to the Rights Offering

Your interest in us may be diluted as a result of the rights offering.

Up to 440,162 shares of our Class A common stock are issuable in the rights offering, with any remaining shares available to satisfy over-subscription requests. If you do not choose to fully exercise your basic subscription right, your percentage ownership interest in us will decrease. In addition, if you do not exercise your Over-Subscription Privilege and other shareholders exercise their Over-Subscription Privilege, the percentage of our common stock owned by all other shareholders will increase.

Further, if you purchase shares in the rights offering and the subscription price is less than the fair value of our shares, then you would experience an immediate dilution of the aggregate fair value of the shares you purchase in the rights offering.

What if I am a shareholder of record and do not exercise my rights?

If you do not exercise all of your subscription rights, you may own a smaller proportional interest in the Company when the rights offering is over. In addition, you will experience an immediate dilution of the aggregate value per share of your Class A or Class B common stock if you do not participate in the rights offering, which may be partially offset (in whole or in part) by the accretive nature of the rights offering. As with any security, the price of Class A common stock fluctuates with market conditions and other factors.

No prior market exists for the subscription rights, and if you acquire subscription rights in the open market, you may suffer a complete loss of your investment.

The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

However, as the subscription rights are a new issue of securities with no prior trading market, even if trading in the subscription rights occurs, we cannot provide you any assurances as to the liquidity of the trading market for the subscription rights or the market value of the subscription rights. If you wish to sell your subscription rights but such subscription rights cannot be sold, or if you provide the Subscription Agent with instructions to exercise the subscription rights and your instructions are not timely received by the Subscription Agent or if you do not provide any instructions to exercise your subscription rights, the subscription rights will expire and will be void and no longer exercisable.

Moreover, if you acquire subscription rights in the open market or otherwise and the rights offering, is not consummated, the purchase price for the acquisition of such subscription rights will not be refunded to you. Accordingly, you may suffer a complete loss of your investment if you acquire subscription rights.

In addition, any rights acquired in the secondary market may not participate in the Over-Subscription Privilege.

The subscription rights subscriptions are stock will be subject to more volatility and more limited liquidity than subscription rights traded on national exchanges.

We intend to apply to have the subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable.

If the subscription rights begin trading on the OTC Pink, there will likely be low trading volumes in the subscription rights. As a result, there is a lower likelihood of one’s orders for subscription rights being executed, and current prices may differ significantly from the price one was quoted at the time of one’s order entry.

Electronic processing of orders is not available for securities traded in the OTC Pink and high order volume and communication risks may prevent or delay the execution of one’s trading orders. This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for the subscription rights. Heavy market volume may lead to a delay in the processing of security orders for the subscription rights, due to the manual nature of these markets. Consequently, you may not be able to sell subscription rights at optimum trading prices.

The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered.

Only holders of rights that are Record Date Shareholders will be able to participate in the Over-Subscription Privilege. If you acquire rights on the secondary market and are not a Record Date Shareholder, you may not participate in the Over-Subscription Privilege and you may only purchase the number of shares purchasable upon exercise of the number of basic subscription rights that you acquired.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase rights in the secondary market that such rights will not participate in any Over-Subscription Privilege.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, the Board of Directors considered a number of factors, including:

●	the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an Over-Subscription Privilege;

●	historical and current trading prices for our common stock; and

●	analysis of information related to other recent public offerings of comparable companies and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our Class A common stock at the time the rights offering was approved by the Board of Directors or during the rights offering period. The most recent closing price of our Class A common stock on the OTC Pink as of June 2, 2022, was $21.00 per share. We cannot assure you that the trading price of our Class A common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our Class A common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering, the net proceeds we receive from the rights offering may be lower than currently anticipated.

We do not have any formal commitments from any of our shareholders to participate in the rights offering, and we cannot assure you that our other shareholders will exercise all or any part of their basic subscription right or their Over-Subscription Privilege. If our shareholders subscribe for fewer shares of our Class A common stock than anticipated, the net proceeds we receive from the rights offering could be significantly reduced and we could incur damage to our reputation.

Because there is no minimum offering amount, purchasers in the rights offering may be one of a few to purchase and management’s plans for offering proceeds may not be met.

There is no minimum amount of subscriptions required to complete the rights offering. Therefore, purchasers in the rights offering could be one of a relatively small number of investors in the rights offering. Further, if there are only a small number of investors in the rights offering, the offering proceeds may not be sufficient to complete management’s planned use for the proceeds.

The rights offering may cause the price of our common stock to decline.

Depending upon the trading price of our Class A common stock at the time of our announcement of the rights offering, the announcement of the rights offering and its terms, including the subscription price, together with the number of shares we could issue if the offering is completed, may result in an immediate decrease in the trading price of our Class A common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares in the rights offering may be at a price greater than the prevailing trading price of our Class A common stock. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our Class A common.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and we will have no obligation to you except to return your subscription payment.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, we will have no obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments. In addition, we may suffer reputational harm if the rights offering is cancelled prior to the expiration date.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price of our common stock at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise. The trading price of our Class A common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our Class A common stock decreases below the $15.50 per share subscription price, you will have committed to buying shares at a price above the prevailing trading price and could have an immediate unrealized loss. Our Class A common stock is traded on the OTC Pink under the symbol, “TETAA”. The most recent closing price of our Class A common stock on the OTC Pink as of June 2, 2022, was $21.00 per share. The trading price of our Class A common stock may not be equal to or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

There is no legal obligation for our directors or senior management to subscribe for any shares in the rights offering.

While the Company has been advised that certain of its directors and members of senior management may participate in the rights offering, none of our directors or members of senior management is legally obligated to subscribe for any shares of Class A common stock in the rights offering. Because our directors and senior management are not required to subscribe for any shares of common stock in the rights offering, they may choose to subscribe for less than the number of shares of common stock that they are entitled to purchase in the rights offering. Any failure on the part of our directors and senior management to participate significantly in the rights offering may jeopardize the likelihood of success for the rights offering and could result in damage to our reputation.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the Company prior to the expiration date of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the Company may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Company undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have no obligation to contact you or any broker, dealer, bank or other nominee that holds shares of our common stock on your behalf regarding any deficiencies or delays. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

We will continue to incur certain costs as a result of conducting a Tier 2 offering under Regulation A and in the administration of our organizational structure.

After the offering, we may incur legal, accounting, insurance and other expenses at higher levels than we are currently experiencing. We also have incurred and will continue to incur costs associated with conducting the Tier 2 offering under Regulation A, and related rules implemented by the SEC. We will also incur the costs of the ongoing reporting requirements relating to the Tier 2 offering under Regulation A, and we will continue to incur ongoing periodic expenses in connection with the administration of our organizational structure. Accordingly, we expect our legal and financial compliance costs will increase, and some activities will be more time consuming and costly. However, we are unable to estimate these costs with certainty. Compliance requirements, laws, and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These compliance requirements, laws, and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as our executive officers. Furthermore, if we are unable to satisfy our compliance obligations relating to the ongoing reporting requirements relating to the Tier 2 offering under Regulation A, we could be subject to delisting, fines, sanctions and other regulatory action, and potentially civil litigation.

The tax treatment of the rights offering is somewhat uncertain and it may be treated as a taxable event to our stockholders.

If the rights offering is deemed to be part of a “disproportionate distribution” under section 305 of the Internal Revenue Code, our stockholders may recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering depending on our current and accumulated earnings and profits and our stockholders’ tax basis in our common stock. A “disproportionate distribution” is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock and an increase in the proportionate interest of other stockholders in a company’s assets or earnings and profits. The disproportionate distribution rules are complicated and their application is uncertain. You should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section entitled “United States Federal Income Taxation” on page 55 below.

Risks Related to Class A Common Stock

Shares of our Class A common stock are subject to more volatility and more limited liquidity than shares traded on national exchanges.

Our Class A common stock trades on the OTC Pink under the symbol “TETAA”. When fewer shares of a security are being traded on the OTC Pink, volatility of prices may increase, and price movement may outpace the ability to deliver accurate quote information. Due to low trading volumes in shares of our Class A common stock, there is a lower likelihood of one’s orders for shares being executed, and current prices may differ significantly from the price one was quoted at the time of one’s order entry.

Electronic processing of orders is not available for securities traded in the OTC Pink and high order volume and communication risks may prevent or delay the execution of one’s trading orders. This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for shares of our Class A common stock. Heavy market volume may lead to a delay in the processing of security orders for shares of our Class A common stock, due to the manual nature of these markets. Consequently, you may not be able to sell shares of our Class A common stock at the optimum trading prices.

The disparity in the voting rights among the classes of shares may have a potential adverse effect on the price of our Class A common stock.

The holders of Class A common stock and Class B common stock have identical rights except that (i) holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by shareholders in general, and (ii) holders of Class A common stock are not eligible to vote on matters relating exclusively to Class B common stock and vice versa.  Since our spin-off in 2009, GGCP, Inc. has owned a majority of our outstanding Class B common stock, representing approximately 69.8% of voting control at December 31, 2021. When combined with its Class A common stock holdings, GGCP, Inc. has approximately 74.5% of voting control at December 31, 2021.  As long as GGCP, Inc. owns a majority of the combined voting power of our common stock, it will have the ability to elect all of the members of our Board of Directors and thereby control our management and affairs, including among other things any determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on the common stock.  The differential in voting rights and the ability of our Company to issue additional Class B common stock could adversely affect the value of the Class A common stock to the extent the investors, or any potential future purchaser of our Company, view the superior voting rights of the Class B common stock to have value.

Future sales of our Class A common stock in the public market or sales or distributions of our Class B common stock could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our stockholders’ ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We also may issue additional shares of Class A common stock, preferred stock, or convertible debt securities. In addition, sales by our current shareholders could be perceived negatively.

No prediction can be made as to the effect, if any, that future sales or distributions of Class B common stock owned by GGCP, Inc. will have on the market price of the Class A common stock from time to time. Sales or distributions of substantial amounts of Class A common stock or Class B common stock, or the perception that such sales or distributions are likely to occur, could adversely affect the prevailing market price for the Class A common stock.

Due to the limited liquidity of our common stock, the price may fluctuate significantly.

The market price of our Class A common stock may fluctuate significantly due to several factors, some of which may be beyond our control, including:

●	quarterly or annual earnings, or those of other companies in our industry;

●	actual or anticipated reductions in our revenue, net earnings and cash flow resulting from actual or anticipated declines in AUM;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the failure of securities analysts to cover our Company or changes in financial estimates by analysts;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	overall market fluctuations; and

●	general economic conditions.

In particular, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on the market price of our Class A common stock. In addition, the stock market in general has experienced extreme price and volume volatility that has often been unrelated to the operating performance of particular companies. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes can occur without regard to the operating performance of these companies. The price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our stock price.

We cannot guarantee the future payment of dividends on our Class A common stock.

Holders of our Class A common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Company and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. Accordingly, dividends, if any, may not be paid at historical levels or may be increased, or such an increase may not occur.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules and our stockholders could receive less information than they might expect to receive from more mature public companies.

Unless and until we determine to apply to have our shares of common stock listed on a U.S. registered national securities exchange, we do not intend to become a public reporting company under the Exchange Act and will not be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act.

Because we do not intend to immediately become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. As a result, our stockholders could receive less information than they might expect to receive from more mature public companies.

Risks Relating to our Business

Certain of our directors may have actual or potential conflicts of interest because of their ownership in GAMCO.

Four of our directors own shares of GAMCO common stock. This ownership may create, or may create the appearance of, conflicts of interest. Mario J. Gabelli (“Mr. Gabelli”) is deemed to control Teton by his ownership in Teton shares as well as through his ownership of Teton shares held by GGCP, Inc. (“GGCP”), a private company controlled by Mr. Gabelli.  Mr. Gabelli is the controlling shareholder of both Teton and GAMCO. Further, Marc Gabelli, our Executive Chairman and Chief Executive Officer, has served as President and as a director of GGCP since 1999.

Potential conflicts of interest could arise in connection with the resolution of any dispute between GAMCO and Teton regarding the terms of the agreements governing the separation and the relationship thereafter between the companies. The officers of GAMCO may interpret these agreements to the benefit of GAMCO that would adversely affect the business of Teton.

We may have been able to receive better terms from unaffiliated third parties than the terms provided in our agreements with GAMCO and G.distributors.

The agreements related to our separation from GAMCO, including the Separation Agreement, the Administrative Services Agreement, the sub-lease and the Service Mark and Name License Agreement, were negotiated in the context of our separation from GAMCO while we were still majority-owned by GAMCO. Likewise, our agreement with G.distributors, a subsidiary of GAMCO, to distribute shares of the Funds was entered into when we were still affiliated with G.distributors. Accordingly, such agreements may not reflect terms that would have been reached between unaffiliated parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, indemnities, and other obligations between GAMCO and us. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us.

Control by Mario Gabelli of a majority of the combined voting power of our common stock may give rise to conflicts of interests.

Mario J. Gabelli (“Mr. Gabelli”) indirectly beneficially owns and controls a majority of our outstanding common stock. As long as Mr. Gabelli indirectly beneficially owns a majority of the combined voting power of our common stock, he will have the ability to elect all of the members of our Board of Directors and thereby control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on the common stock. In addition, Mr. Gabelli will be able to determine the outcome of matters submitted to a vote of shareholders for approval and will be able to cause or prevent a change in control of us. As a result of Mr. Gabelli’s control, none of our agreements with Mr. Gabelli and other companies controlled by him have been arrived at through “arm’s-length” negotiations, although we believe that the parties endeavor to implement market-based terms. There can be no assurance that we would not have received more favorable terms from an unaffiliated party.

To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Although our investment management fees vary from product to product, historically we have competed primarily on the performance of our products and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that make investors willing to pay our fees. In addition, the Board of Trustees of the Funds must make certain findings as to the reasonableness of our fees. We cannot be assured that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse effect on our profit margins and results of operations.

We derive a substantial portion of our revenues from investment advisory contracts that may be terminated on short notice or may not be renewed by clients.

Substantially all of our revenues are derived from investment management agreements. Investment management agreements with the Funds are terminable without penalty on 60 days’ notice (subject to certain additional procedural requirements in the case of termination by a Westwood Fund) and must be specifically approved at least annually, as required by law. Such annual renewal requires, among other things, approval by the disinterested members of the Funds’ Board of Trustees. Investment advisory agreements with our separate account clients are terminable by the client without penalty on 30 days’ notice. Any failure to renew or termination of these agreements or arrangements would have a material adverse effect on us.

Investors in the funds or separate accounts, private client or wrap accounts can redeem their investments at any time, which could adversely affect our earnings.

Funds’ investors may redeem their investments in those Funds at any time without prior notice. Separate, private client or wrap account clients may also redeem their investments at any time. Investors may reduce the aggregate amount of AUM for any number of reasons, including investment performance, rebalancing decisions, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund and separate accounts redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares and increased redemptions of mutual fund shares. The redemption of investments in Funds or separate accounts managed by us would adversely affect our revenues, which are substantially dependent upon the AUM in the Funds and separate accounts. If redemptions of investments in the Funds or separate accounts caused our revenues to decline, it could have a material adverse effect on our earnings.

Certain changes in control of us would automatically terminate our investment management agreements with the Funds, unless the Funds’ Board of Trustees and shareholders vote to continue the agreements and could prevent us for a two-year period from increasing the investment advisory fees we are able to charge the Funds.

Under the Investment Company Act, an investment management agreement with a fund must provide for its automatic termination in the event of its assignment. The Fund’s Board and shareholders must vote to continue the agreement following its assignment, the cost of which ordinarily would be borne by us. Under the Investment Advisers Act, a client’s investment management agreement may not be “assigned” by the investment adviser without the client’s consent. An investment management agreement is considered under both acts to be assigned to another party when a controlling block of the adviser’s securities is transferred. In our case, an assignment of our investment management agreements may occur if, among other things, we sell or issue a certain number of additional common shares in the future. We cannot be certain that the Funds will consent to assignments of its investment management agreements or approve new agreements with us if an assignment occurs. Under the Investment Company Act, if a fund’s investment adviser engages in a transaction that results in the assignment of its investment management agreement with the fund, the adviser may not impose an “unfair burden” on that fund as a result of the transaction for a two-year period after the transaction is completed. The term “unfair burden” has been interpreted to include certain increases in investment advisory fees. This restriction may discourage potential purchasers from acquiring a controlling interest in us.

A decline in the prices of securities would lead to a decline in our AUM, revenues and earnings.

Substantially all of our revenues are determined by the amount of our AUM. Under our investment advisory contracts with the Funds, the investment advisory fees we receive are typically based on the market value of AUM. Accordingly, a decline in the prices of securities generally may cause our revenues and net income to decline by causing the value of our AUM to decrease, which would result in lower investment advisory fees, or causing the Funds’ investors to withdraw funds in favor of investments they perceive to offer greater opportunity or lower risk, which would also result in lower fees. The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic and political events and acts of terrorism beyond our control. If a decline in securities prices caused our revenues to decline, this could have a material adverse effect on our earnings.

Catastrophic and unpredictable events could have a material adverse effect on our business.

A terrorist attack, war, power failure, cyber-attack, natural disaster or other catastrophic or unpredictable event could adversely affect our future revenues, expenses and earnings by interrupting our normal business operations; sustaining employee casualties, including loss of our key executives; requiring substantial expenditures and expenses to repair, replace and restore normal business operations; and reducing investor confidence.

For example, in December 2019, a novel strain of coronavirus was reported to have surfaced in China which soon spread to other countries, including the United States. This resulted in restrictions on travel and congregation and the temporary closure of many non-essential businesses in affected jurisdictions. In addition to these developments having adverse consequences for us and the portfolios that we manage, the operations of Teton could be adversely impacted, including through quarantine measures and travel restrictions imposed on its personnel or service providers based in affected countries, or any related health issues of such personnel or service providers. The ongoing impact of COVID-19 remains difficult to predict, including the extent to which COVID-19 could negatively affect our operating results or the duration of any potential business disruption. Any potential impact to our results of operations will depend to a large extent on future developments and new information that could emerge regarding the duration and severity of COVID-19 and new virus variants and the actions taken by authorities and other entities to contain COVID-19 or treat its impact, all of which are beyond our control. These potential impacts, while uncertain, could adversely affect our operating results.

We have a disaster recovery plan to address certain contingencies, but we cannot be assured that this plan will be sufficient in responding to or ameliorating the effects of all disaster scenarios. If our employees or vendors we rely upon for support in a catastrophic event are unable to respond adequately or in a timely manner, we may lose clients resulting in a decrease in AUM which may have a material adverse effect on revenues and net income.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results.

Increased prices and inflation could negatively impact our financial results.

Though we believe that the rates of inflation in recent years have not had a significant impact on our operations, a continued increase in inflation, including inflationary pressure on labor and the goods and services we rely upon to deliver service to our customers, could result in increases to our operating costs, and we may be unable to pass these costs on to our customers. If inflation in these costs increases beyond our ability to control for them through measures such as implementing operating efficiencies, we may not be able to increase prices to sufficiently offset the effect of various cost increases without negatively impacting customer demand, thereby increasing our costs of doing business and reducing our margins.  If such impacts are prolonged and substantial, they could have a material adverse effect on our results of operations.

There may be adverse effects on our business from a decline in the performance of the securities markets.

Our results of operations are affected by many economic factors, including the performance of the securities markets. The securities markets in general have experienced significant volatility, and such volatility may continue or increase in the future. At December 31, 2021, approximately 94%, 5% and 1% of our AUM was invested in portfolios consisting of equity securities, fixed income securities and cash, respectively. Any decline in the securities markets, in general, and the equity markets, in particular, could reduce our AUM and consequently reduce our revenues. In addition, any such decline in the equity markets, failure of these markets to sustain their prior levels of growth or continued short-term volatility in these markets could result in investors withdrawing from the equity markets or decreasing their rate of investment, either of which would be likely to adversely affect us. From time to time, a relatively high proportion of the assets we manage may be concentrated in particular industry sectors. A general decline in the performance of securities in those industry sectors could have an adverse effect on our AUM and revenues.

Future investment performance could reduce revenues and other income.

Success in the investment management and mutual fund businesses is dependent on investment performance as well as distribution and client servicing. Good performance generally stimulates sales of our investment products and tends to keep withdrawals and redemptions low, which generates higher management fees (which are based on the amount of AUM). Conversely, relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end Funds, and in the loss of sub-advised clients, with corresponding decreases in revenues to us. Many analysts of the mutual fund industry believe that investment performance is the most important factor for the growth of open-end funds, such as those we offer. Failure of our investment products to perform well or failure of the Funds to maintain ratings or rankings could, therefore, have a material adverse effect on us.

We depend on key personnel.

Our future success depends to a substantial degree on our ability to retain and attract qualified personnel to conduct our investment management business. The market for qualified portfolio managers is competitive. There can be no assurance that we will be successful in our efforts to recruit and retain the required personnel. The loss of key management professionals or the inability to recruit and retain sufficient portfolio managers and marketing personnel could have a material adverse effect on our business.

We rely on third-party distribution programs.

Since 1996, we have experienced growth in sales of the Funds through third-party distribution programs, which are programs sponsored by third-party intermediaries that offer their mutual fund customers a variety of competing products and administrative services. Approximately $820.4 million or 89% of our TETON Westwood AUM, and 100% of KEELEY Funds AUM in the Funds as of December 31, 2021 were obtained through third-party distribution programs which includes the Broker Dealer, NTF and Bank Trust channels. The cost of participating in third-party distribution programs is higher than our direct distribution costs, and it is anticipated that the cost of third-party distribution programs will increase in the future. Any increase would be likely to have an adverse effect on our profit margins and results of operations. In addition, there can be no assurance that the third-party distribution programs will continue to distribute the Funds. The decision by these third-party distribution programs to discontinue distribution of the Funds, or a decision by us to withdraw one or more of the Funds from the programs, could have an adverse effect on our growth of AUM.

Operational risks may disrupt our business which may result in regulatory action against us or limit our growth.

We face operational risk arising from errors made in the execution, confirmation, or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our business is highly dependent on its ability to process, on a daily basis, transactions across markets in an efficient and accurate manner. Consequently, we rely heavily on our financial, accounting, and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or reputational damage.

Dependence on information systems.

We operate in an industry that is highly dependent on its information systems and technology. We outsource a significant portion of its information systems operations to third parties who are responsible for providing the management, maintenance and updating of such systems. There can be no assurance that such information systems and technology will continue to be able to accommodate our growth or that the cost of maintaining such outsourcing arrangements will not increase from its current level. Such a failure to accommodate growth, or an increase in costs related to these information systems, could have a material adverse effect on us.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

Like all companies, we may be susceptible to operational and information security risks. Cybersecurity failures or breaches of the company or its service providers can cause disruptions and impact our business operations, potentially resulting in financial losses, the inability to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. The Company could be negatively impacted as a result.

We face exposure to litigation and arbitrage claims within our business.

The volume of litigation and arbitrage claims against financial services firms and the number of damages claimed has increased over the past several years. The types of claims that we may face are varied. For example, we may face claims against us for purchasing securities that are inconsistent with a client’s investment objectives or guidelines, in connection with the operation of the Funds or arising from an employment dispute. The risk of litigation is difficult to assess or quantify and may occur years after the activities or events at issue. Even if we prevail in a legal action brought against us, the costs alone of defending against the action could have a material adverse effect on us.

Our reputation is critical to our success.

Our reputation is critical to maintaining and developing relationships with our clients, the Fund shareholders, and third-party intermediaries. In recent years, there have been several well-publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry. Misconduct by our staff, or even unsubstantiated allegations, could result not only in direct financial harm but also harm to our reputation, causing injury to the value of our brand and our ability to retain or attract AUM. In addition, in certain circumstances, misconduct on the part of our clients or other parties could damage our reputation. Harm to our reputation could have a material adverse effect on us.

We face strong competition from numerous and, in many instances, larger companies.

The asset management business is intensely competitive. We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products.  To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline. Both GAMCO and Teton have as their principal businesses asset management and derive most of their revenues through that business and, as such, may compete with each other.

Fee pressures could reduce our profit margins.

There has been a trend toward lower fees in some segments of the investment management industry.  In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees.  Accordingly, there can be no assurance that we will be able to maintain our current fee structure.  Fee reductions on existing or future new business could have an adverse impact on our profit margins and results of operations.

We advance commissions on sales of Class C Fund Shares.

The Funds to which Teton’s subsidiaries serve as investment manager issue different classes of shares to prospective investors (collectively, the “Fund Shares”). Subject to certain restrictions, investors desiring to invest the Funds may purchase a certain class of Fund Shares depending on their preferences. One such class of Fund Shares, (the “Class C Fund Shares”) is subject to a distribution plan under which the distributor, G.distributors will advance the first year’s broker commission at the time of the sale and collect the first year’s service and distribution fee totaling 1%. This fee, paid monthly, is based on the average daily AUM which may either increase or decrease during the month causing the distributor to either receive more or less than the amount of commissions advanced. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return, which fee may be higher or lower than the amounts advanced. There is no assurance that we will fully collect the amounts advanced.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner.

We have not specifically allocated the use of the net proceeds from this offering. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve the Company’s best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may make it more difficult for you to receive a change in control premium.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our Amended and Restated Certificate of Incorporation generally limits our officers’ and directors’ personal liability to the Company and its stockholders for breach of a fiduciary duty as an officer or director except for breach of the duty of loyalty or acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, provide indemnification for our officers and directors to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability, and loss, including attorney’s fees, judgments, fines excise taxes or penalties and amounts to be paid in settlement reasonably incurred or suffered by an officer or director in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (hereinafter a “Proceeding”) to which the officer or director is made a party or is threatened to be made a party, or in which the officer or director is involved by reason of the fact that he is or was an officer or director of the Company, or is or was serving at the request of the Company whether the basis of the Proceeding is an alleged action in an official capacity as an officer or director, or in any other capacity while serving as an officer or director. Thus, the Company may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors for liabilities incurred in connection with their good faith acts for the Company. Such an indemnification payment might deplete the Company’s assets. Stockholders who have questions regarding the fiduciary obligations of the officers and directors of the Company should consult with independent legal counsel. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Securities Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

Our business is subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the Investment Company Act and the Investment Advisers Act, as well as other securities laws, by the Department of Labor, under ERISA and regulation by FINRA and other state regulators. The Funds managed by Funds Advisors’ are registered with the SEC as investment companies under the Investment Company Act. The Investment Advisers Act imposes numerous obligations on investment advisors, including recordkeeping, advertising and operating requirements, fiduciary and disclosure obligations, custodial requirements, and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies and investment advisors. In addition, our businesses are also subject to regulation by the Financial Services Authority in the United Kingdom, and we are also subject to the laws of other non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our subsidiaries’ registrations as an investment advisor or broker-dealer. Industry regulations are designed to protect our clients and investors in our funds and other third parties who deal with us and to ensure the integrity of the financial markets. Our industry is frequently altered by new laws or regulations and by revisions to, and evolving interpretations of, existing laws and regulations, both in the U.S. and in other nations. Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues including but not limited to distribution revenue under the Company Act, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this offering circular we make forward-looking statements including statements regarding our results of operations and financial positions, and our business and financial strategies. These statements can be identified by the use of forward-looking terminology such as “may,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “continue” or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this offering circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this offering circular. The “Risk Factors” and other factors identified throughout this offering circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this offering circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

The estimated net proceeds from the rights offering depend upon the total number of shares we sell. The following table sets forth the calculation of our net proceeds from the rights offering at a subscription price of $15.50 per share and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 100%, 50% and 10% of the shares that we are offering.

Assumed Percentage of Shares Sold by the Company	100%	50%	10%
Price to public	$6,822,500	$3,411,250	$682,250
Offering expenses	$180,000	$180,000	$180,000
Net proceeds	$6,642,500	$3,231,250	$502,250

General corporate purposes	$6,642,500	$3,231,250	$502,250
Total use of proceeds	$6,642,500	$3,231,250	$502,250

The net proceeds from the sale of the securities offered by this prospectus will be used for general corporate purposes. These purposes may include, but are not limited to, working capital and the expansion of our business through new investment product offerings, enhanced distribution and marketing of existing investment products and strategic acquisitions as opportunities arise.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a holder of our Class A common stock or Class B common stock on the Record Date.

Before deciding whether to exercise your subscription rights, you should carefully read this offering circular, including the information set forth under the heading “Risk Factors” in this offering circular.

The Subscription Rights

We are distributing, free of charge, to the holders of our Class A common stock, par value of $0.001 per share (the “Class A common stock”), and to the holders of our Class B common stock, par value of $0.001 per share (the “Class B common stock”) (collectively, the “Common Shareholders”), transferable subscription rights to purchase up to 440,162 shares of our Class A common stock, at a subscription price of $15.50 per share. Holders of Class A common stock granted pursuant to restricted stock awards will receive transferable subscription rights to purchase Class A common stock on the same terms as the other Common Shareholders, regardless of whether such restricted stock awards are unvested, and shall also be considered “Common Shareholders” for purposes of the rights offering. The Common Shareholders will receive three (3) subscription rights for each share of Class A common stock and three (3) subscription rights for each share of Class B common stock that they hold of record as of 5:00 p.m., New York, New York time, on June 3, 2022, the record date for the rights offering (the “Record Date”). The subscription rights will be evidenced by Subscription Rights Certificates to be provided to each record holder of our common stock. Subscription rights may be exercised at any time during the subscription period, which commences on June 3, 2022, through the expiration date for the rights offering, which is 5:00 p.m., New York, New York time, on September 21, 2022. You are not required to exercise any of your subscription rights.

The Class A common stock to be issued upon exercise of the subscription rights in the rights offering will, like our existing shares of Class A common stock, be quoted on the OTC Pink under the symbol “TETAA”. The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

Basic Subscription Right

Every nine (9) subscription rights will entitle the rights holder a basic subscription right to purchase one share of our Class A common stock at the subscription price equal to $15.50 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares pursuant to your Over-Subscription Privilege.

We will not issue fractional shares of Class A common stock. If the number of subscription rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share.

Over-Subscription Privilege

If you are a Common Shareholder as of the close of business on the Record Date (a “Record Date Shareholder”) and you exercise your basic subscription right in full, you will also have an opportunity to subscribe to purchase any shares of our Class A common stock that our other subscription rights holders do not purchase pursuant to their basic subscription right (the “Over-Subscription Privilege”). The subscription price for shares purchased pursuant to the Over-Subscription Privilege will be the same as the subscription price for the basic subscription right. The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all subscription rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered.

Full Exercise of Basic Subscription Right. You may exercise your Over-Subscription Privilege only if you exercise your basic subscription right in full. If you own both Class A common stock and Class B common stock, and wish to exercise your Over-Subscription Privilege, you will need to exercise your basic subscription right in respect of both the Class A common stock and Class B common stock that you hold in order to purchase additional Class A common stock. For example, if you owned 300 shares of our Class A common stock and 300 shares of our Class B common stock as of 5:00 p.m., New York, New York time on the Record Date, you would receive 1,800 subscription rights, and would have the right to purchase 200 shares of Class A common stock for $15.50 per share with your basic subscription right. Accordingly, in order to exercise your Over-Subscription Privilege, you would need to subscribe for 200 shares of Class A common stock under the basic subscription right.

To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription right held by you in the same capacity. For example, if you are granted subscription rights for shares of our Class A common stock that you own individually and shares of our Class A common stock that you own jointly with your spouse, you may exercise your Over-Subscription Privilege with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription right with respect to your individually owned subscription rights. You will not, however, be able to exercise the Over-Subscription Privilege you have collectively with your spouse unless the basic subscription right collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription right owned jointly with your spouse to exercise your individual Over-Subscription Privilege.

When you complete the portion of your Subscription Rights Certificate(s) to exercise your Over-Subscription Privilege, you will be representing and certifying that you have fully exercised your basic subscription right as to shares of our Class A common stock. We reserve the right to reject in whole or in part any or all over-subscription requests regardless of the availability of shares.

Exercising the Over-Subscription Privilege. You must exercise your Over-Subscription Privilege at the same time you exercise your basic subscription right in full. If you wish to exercise your Over-Subscription Privilege, you must exercise your basic subscription right in full and specify the number of additional shares of Class A common stock, which may be up to the maximum number of shares of Class A common stock offered in the rights offering, less the number of shares of Class A common stock that purchase under your basic subscription right.

For example, if you own shares of Class A common stock (and no shares of Class B common stock) as of the Record Date through a broker, dealer or other nominee holder and you wish for them to exercise your Over-Subscription Privilege on your behalf, the nominee holder will be required to certify to the Subscription Agent:

●	the number of shares of Class A common stock held on the record date on your behalf;

●	the number of subscription rights you exercised under your basic subscription right;

●	that your entire basic subscription right has been exercised in full; and

●	the number of shares of Class A common you subscribed for pursuant to the Over-Subscription Privilege.

If you own shares of Class B common stock (and no shares of Class A common stock) as of the Record Date through a broker, dealer or other nominee holder and you wish for them to exercise your Over-Subscription Privilege on your behalf, the nominee holder will be required to certify to the Subscription Agent:

●	the number of shares of Class B common stock held on the record date on your behalf;

●	the number of subscription rights you exercised under your basic subscription right;

●	that your entire basic subscription right has been exercised in full; and

●	the number of shares of Class A common you subscribed for pursuant to the Over-Subscription Privilege.

If you own both Class A common stock and Class B common stock, and wish to exercise your Over-Subscription Privilege and are a Record Date Shareholder, you will need to exercise your basic subscription right in respect of both the Class A common stock and Class B common stock that you hold in order to purchase additional shares of Class A common stock pursuant the Over-Subscription Privilege.

In order to properly exercise your Over-Subscription Privilege, you must deliver the subscription payment for exercise of your Over-Subscription Privilege before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares before the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of Class A common stock available to you, assuming that no stockholder other than you has purchased any shares of our Class A common stock pursuant to their basic subscription right or Over-Subscription Privilege.

Pro Rata Allocation. If Record Date Shareholders exercise their Over-Subscription Privilege for more shares than are available to be purchased pursuant to the Over-Subscription Privilege, we will allocate the unsubscribed shares of our Class A common stock to be issued pursuant to the exercise of the Over-Subscription Privilege (the “Excess Shares”) pro rata among those over-subscribing Record Date Shareholders based on the number of rights originally issued to them by the Company, subject to our right to reject in whole or in part any over-subscription request. If there is a pro rata allocation of the Excess Shares and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your Over-Subscription Privilege, then, subject to our accepting your over-subscription request, we will allocate to you only the number of shares for which you over-subscribed. We will allocate the Excess Shares among all other holders exercising their Over-Subscription Privilege, again subject to our right to reject in whole or in part any over-subscription request. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, which you delivered for those shares that are not allocated to you. The Subscription Agent will mail such refunds as soon as practicable after the completion of the offering.

The allocation process may involve a series of allocations in order to assure that the total number of Excess Shares available for over-subscriptions is distributed on a pro rata basis.

The formula to be used in allocating the Excess Shares to over-subscribing Record Date Shareholders is as follows:

Rights held by over-subscribing Record Date Shareholder	x Excess Shares
Total rights held by over-subscribing Record Date Shareholders

Banks, broker-dealers, trustees and other nominee holders of rights will be required to certify to the Subscription Agent, before any Over-Subscription Privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the basic subscription right and the number of shares subscribed for pursuant to the Over-Subscription Privilege by such beneficial owner and that such beneficial owner’s subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of rights with the Subscription Certificates. Nominees should also notify holders purchasing rights in the secondary market that such rights may not participate in the Over-Subscription Privilege.

Notwithstanding the above, the Board of Directors has the right in its absolute discretion to eliminate the Over-Subscription Privilege if it considers it to be in the best interest of the Company to do so. The Board of Directors may make that determination at any time, without prior notice to Record Date Shareholders or others, up to and including the fifth day following the Expiration Date.

Subscription Price

The subscription price per share shall be $15.50.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., New York, New York time, on September 21, 2022 (the “Expiration Date”), unless we extend it. We reserve the right to extend the subscription period at our sole discretion. In no event, however, will the offering be extended beyond 5:00 p.m., New York, New York time, on November 5, 2022. We will notify you of any extension of the Expiration Date by issuing a press release. You must properly complete the enclosed Subscription Rights Certificate and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Subscription Agent prior to 5:00 p.m., New York, New York time, on September 21, 2022, unless the Expiration Date is extended.

After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Subscription Agent receives after the expiration of the offering period, regardless of when you sent the documents regarding that exercise, unless you send the documents and payment in compliance with the guaranteed delivery procedures described below under “Guaranteed Delivery Procedures.” Any subscription payments for shares not allocated or validly purchased will be returned to you, without interest or penalty, as soon as practicable following the expiration date of the rights offering. We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives our shareholders the first opportunity to participate. This equity capital will be used for general corporate purposes. These purposes may include, but are not limited to, working capital and the expansion of our business through new investment product offerings, enhanced distribution and marketing of existing investment products and strategic acquisitions as opportunities arise. Our Board of Directors considered various factors in evaluating this offering and related transactions, including:

●	our current capital resources and our future need for additional liquidity and capital;

●	our need for increased financial flexibility in order to enable us to implement our business strategy and achieve our business plan;

●	the size and timing of this offering;

●	the potential dilution to our current stockholders if they choose not to participate in this offering;

●	alternatives available for raising capital, including debt and other forms of equity raises;

●	the potential impact of this offering on the public float for our common stock; and

●	the fact that existing stockholders would have the opportunity to participate on a pro rata basis to purchase additional shares of our common stock, subject to certain restrictions.

Determination of the Subscription Price

The $15.50 subscription price was set by our Board of Directors considering, among other things, the following factors:

●	the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an Over-Subscription Privilege;

●	historical and current trading prices for our common stock; and

●	analysis of information related to other recent public offerings of comparable companies and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

Anticipated Proceeds from the Rights Offering

The net proceeds to us from the rights offering will depend on the number of subscription rights exercised in the rights offering, including over-subscription requests. If we issue the aggregate of all 440,162 shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $6,642,500. We estimate that the expenses of the rights offering will be approximately $180,000. See the section of this offering circular above entitled “Use of Proceeds.”

Transferability of Subscription Rights

The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. If you are a beneficial owner of shares of our Class A common stock and/or Class B common stock that are held of record in the name of a broker, bank or other nominee, you should ask that entity to effect the sale of your rights or the purchase of other rights that may be available. If you are a stockholder of record, whether you hold certificates of our Class A common stock and/or Class B common stock directly or in book-entry form with our transfer agent, American Stock Transfer & Trust Company, LLC, you will need to engage a broker to effect the transactions for you. Nominees who hold the Class A common stock and/or Class B common stock for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the subscription rights. If the beneficial owner so instructs, the nominee should complete the Subscription Rights Certificate and submit it to the Subscription Agent with proper payment. In addition, beneficial owners of the Class A common stock and/or Class B common stock or subscription rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

We intend to apply to have the subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

You should also note that if we, in our sole discretion, cancel the rights offering before its expiration date, neither we nor the Subscription Agent will have any obligation to reimburse you for any amount you have paid to purchase subscription rights that are no longer exercisable.

Rights acquired in the secondary market may not participate in the Over-Subscription Privilege. Banks, broker-dealers, trustees and other nominee holders that hold Class A common stock or Class B common stock of the Company for the accounts of others are advised to notify those persons that purchase rights in the secondary market that such rights may not participate in any Over-Subscription Privilege offered.

Sale of Subscription Rights

The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

The value of the subscription rights, if any, will be reflected by their market price on the OTC Pink. Subscription rights may be sold by individual holders or may be submitted to the Subscription Agent for sale. Any subscription rights submitted to the Subscription Agent for sale must be received by the Subscription Agent prior to 5:00 PM, New York, New York time on the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date).

Subscription rights that are sold will not confer any right to acquire any Class A common stock in any Over-Subscription Privilege offered, and any Record Date Shareholder who sells any subscription rights will not be eligible to participate in the Over-Subscription Privilege, if any.

Assuming the subscription rights are listed for trading on the OTC Pink, if the Subscription Agent receives subscription rights for sale in a timely manner, it will use its best efforts to sell the subscription rights on the OTC Pink.

Any commissions will be paid by the selling subscription rights holders. The Subscription Agent will not be responsible if the subscription rights cannot be sold and neither has guaranteed any minimum sales price for the rights. If the rights can be sold, sales of these subscription rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such subscription rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Shareholders are urged to obtain a recent trading price for the subscription rights on the OTC Pink from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase subscription rights in the secondary market that such Rights will not participate in any Over-Subscription Privilege. See the section entitled “The Rights Offering—Over-Subscription Privilege” above.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Record Holders. To exercise your basic subscription right and your Over-Subscription Privilege, you must properly complete and execute the Subscription Rights Certificate, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share you are subscribing for (including any shares you subscribe for pursuant to the Over-Subscription Privilege) and Notice of Guaranteed Delivery (if applicable), to the Subscription Agent at the address set forth below under the heading entitled “—Submission of Subscriptions”, on or prior to the expiration date.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, bank or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, bank or other nominee to exercise your subscription rights and deliver all subscription documents, Subscription Rights Certificate, Notice of Guaranteed Delivery (if applicable) and payment on your behalf before the expiration of the rights offering. Your subscription rights will not be considered exercised unless the Subscription Agent receives from you or such other parties all of the required documents and your full subscription payment (in good, cleared funds) by that date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares in the rights offering and follow the instructions provided by your nominee.

Subscription by DTC Participants. We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the Subscription Agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of whole shares of our common stock you are subscribing for under your basic subscription right and your Over-Subscription Privilege, if any, and your full subscription payment.

Holders of subscription rights who are Record Date Shareholders are entitled to subscribe for additional Class A common stock at the same subscription price pursuant to the Over-Subscription Privilege, subject to certain limitations, allotment of over-subscription shares and the right of our Board of Directors to eliminate the Over-Subscription Privilege. See the section entitled “The Rights Offering—Over-Subscription Privilege” above.

For purposes of determining the maximum number of Class A common stock that may be acquired pursuant to the offer, broker dealers, trust companies, banks or others whose shares are held of record by Cede or by any other depository or nominee will be deemed to be the holders of the subscription rights that are held by Cede or such other depository or nominee on their behalf.

The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

The method by which subscription rights may be transferred is set forth above under “Transferability of Subscription Rights” and “Sale of Subscription Rights”. Nominees who hold the Class A common stock and/or Class B common stock for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the subscription rights. If the beneficial owner so instructs, the nominee should complete the Subscription Rights Certificate and submit it to the Subscription Agent with proper payment. In addition, beneficial owners of the Class A common stock and/or Class B common stock or subscription rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares you wish to acquire under the basic subscription right and the Over-Subscription Privilege. Your payment must be delivered in one of the following ways:

●	certified or cashier’s check or bank draft drawn upon a U.S. bank and payable to “American Stock Transfer & Trust Company, LLC, as Subscription Agent for Teton Advisors, Inc.”;

●	U.S. postal or express money order; or

●	wire transfer of immediately available funds directly to the account maintained by “American Stock Transfer & Trust Company, LLC as agent for Teton Advisors, Inc.”; at Bank Name: JPMorgan Chase Bank, Bank Address: 55 Water Street, New York, New York 10005, ABA: #21000021, Account: #530-354616, with reference to the rights holder’s name.

The Subscription Agent will be deemed to receive payment upon:

●	receipt by the Subscription Agent of any certified check or cashier’s check or bank draft drawn upon a U.S. bank;

●	receipt by the Subscription Agent of any U.S. postal or express money order; or

●	receipt of collected funds in the Subscription Agent’s account.

Payment received after the expiration of the rights offering period will not be honored, and, in that case, the Subscription Agent will return your payment to you, without interest or penalty, as soon as practicable.

Submission of Subscriptions

The address to which subscription documents, Subscription Rights Certificates, Notices of Guaranteed Delivery (if applicable) and subscription payments other than wire transfers should be mailed or delivered is:

By Mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

Phone: (877) 248-6417

Fax: (718) 921-8317

By Hand Delivery, Express mail, Courier

or any other Expedited Service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

If you deliver subscription documents, Subscription Rights Certificates or Notices of Guaranteed Delivery (if applicable), in a manner different than that described in this offering circular, we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares or for additional copies of this offering circular to the Information Agent, D.F. King & Co., Inc., by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550.

Medallion Guarantee May Be Required

Your signature on each Subscription Rights Certificate must be guaranteed by an eligible institution, subject to standards and procedures adopted by the Subscription Agent, unless:

●	your Subscription Rights Certificate provides that shares are to be issued to you as record holder of those subscription rights; or

●	you are an eligible institution.

You can obtain a signature guarantee from a financial institution, such as a commercial bank, savings, bank, credit union or broker-dealer, that participates in a Medallion signature guarantee program. If you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Instructions for Completing Your Subscription Rights Certificate

You should read the instruction letter accompanying the Subscription Rights Certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO TETON ADVISORS, INC. Except as described below under “Guaranteed Delivery Procedures,” we will not consider your subscription received until the Subscription Agent has received delivery of a properly completed and duly executed Subscription Rights Certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not us.

The method of delivery of Subscription Rights Certificates and payment of the subscription amount to the Subscription Agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those Subscription Rights Certificate and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment before the expiration of the subscription period for the rights offering. We strongly urge you to pay or arrange for payment by means of certified or cashier’s check, bank draft, U.S. postal or express money order, or wire transfer of funds in order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information or Payment

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the Subscription Agent. If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription right in full, you will be deemed to have exercised your Over-Subscription Privilege to purchase the maximum number of shares that could be purchased with your over-payment. If we do not apply your full subscription price payment to your purchase of shares, the Subscription Agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Questions about Exercising Subscription Rights

This offering circular describes the rights offering in detail. If you have other questions or need assistance, please contact the Information Agent, D.F. King & Co., Inc., by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550.

Guaranteed Delivery Procedures

If you do not have adequate time to deliver the Subscription Rights Certificate(s) evidencing your subscription rights to the Subscription Agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

●	before the expiration of the rights offering, deliver your subscription payment to the Subscription Agent covering all subscription rights that you are exercising, in accordance with the procedures set forth above under “Method of Exercising Subscription Rights;”

●	before the expiration of the rights offering, deliver your “Notice of Guaranteed Delivery” to the Subscription Agent; and

●	within two (2) Business Days following the date you submitted your Notice of Guaranteed Delivery, deliver to the Subscription Agent the complete and properly signed Subscription Rights Certificate (together with your “Nominee Holder Certification” form, if applicable), including any signature guarantees, if necessary.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Instructions for Use of Subscription Rights Certificates” which will be distributed to you with your Subscription Rights Certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution acceptable to the Subscription Agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

The Information Agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. If you have any questions or comments regarding completion or delivery of the Notice of Guaranteed Delivery, please contact the Information Agent, D.F. King & Co., Inc., by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550.

Notice to Nominees

If you are a broker, bank or other nominee that holds shares of our Class A common stock or Class B common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the Subscription Rights Certificate and submit it to the Subscription Agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the Subscription Agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock that are held of record in the name of a broker, bank or other nominee, we will ask your broker, bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, bank or other nominee act for you, you should contact your nominee and request such nominee to effect the transactions for you. To exercise your subscription rights, you should complete and return to your broker, bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive such form from your broker, bank or other nominee with the other rights offering materials. You should contact your broker, bank or other nominee if you do not receive this form but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, bank or other nominee or if you receive it without sufficient time to respond.

Fees and Expenses

We will pay all fees due to the Subscription Agent and Information Agent, as well as any other expenses we incur in connection with the rights offering. You are responsible for paying all costs associated with returning subscriptions to us, including any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. We will not pay such expenses.

No Fractional Shares

We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription right or the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us at our sole discretion. We shall not be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed Subscription Rights Certificate and any other required documents and payment of the full subscription amount have been received by the Subscription Agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The Subscription Agent will hold funds received in payment for the shares pending completion of the rights offering. The Subscription Agent will hold this money until the rights offering is completed or is cancelled. If the rights offering is cancelled for any reason, the Subscription Agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Delivery of Shares of Class A Common Stock

Shares of Class A common stock purchased in the rights offering will be issued only in book-entry form (i.e., no physical stock certificates will be issued). If you are the holder of record of our common stock (whether you hold share certificates or your shares are maintained in book-entry form by our transfer agent), you will receive a statement of ownership reflecting the shares of Class A common stock purchased in the offering in the Direct Registration System (“DRS”) as soon as practicable after the expiration of the rights offering. If your shares of common stock are registered in “street name,” that is, in the name of a broker, bank or other nominee, your shares of Class A common stock will be issued to the same account, and you may request a statement of ownership from the nominee following the expiration of the rights offering.

Shares purchased pursuant to the Over-Subscription Privilege will be issued in the same manner as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests. Thereafter, the shares should be available for delivery to you or your broker as soon as reasonably possible.

Rights of Subscribers

You will have no rights as a holder of the shares of our Class A common stock you purchase in the rights offering, if any, until such shares are issued to you through the DRS or, if your shares are registered in “street name,” your broker or bank has received the shares. You will have no right to revoke your subscriptions after you deliver your completed rights certificate, the full subscription payment and any other required documents to the Subscription Agent.

No Revocation or Change

Once you submit the form of Subscription Rights Certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Conditions and Cancellation

We reserve the right to cancel the rights offering on or prior to the expiration date of the rights offering for any reason. We may cancel, extend or otherwise amend the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we cancel the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

Cancellation Rights

We may cancel, extend or otherwise amend the rights offering at its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and any funds you paid to us will be returned, without interest or penalty, as soon as practicable.

Regulatory Limitation

We will not be required to accept your subscription for shares pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to acquire, own or control the shares and if, at the time the rights offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution or any shareholder’s exercise of these subscription rights to purchase shares should generally not be taxable to our shareholders, unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax law, in which case you may recognize taxable income upon the receipt of the subscription rights.  We believe that the rights offering will not be part of a disproportionate distribution. However, you should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section entitled “United States Federal Income Taxation” on page 55 below.

You are urged to consult with your own tax advisor with respect to the particular Federal, State and local tax consequences of the receipt of subscription rights in this offering and the ownership, exercise and disposition of the subscription rights applicable to your own particular tax situation.

No Recommendation to Subscription Rights Holders

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled “Risk Factors” in this offering circular.

Listing and Quotation

Class A common stock. The shares of Class A common stock issuable upon exercise of the subscription rights will be quoted on the OTC Pink under the symbol “TETAA”.

Subscription Rights. We intend to apply to have the subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

Shares of Common Stock Outstanding After the Rights Offering

Based on the 991,395 shares of our Class A common stock and 329,093 shares of our Class B common stock outstanding as of May 26, 2022, if we issue all 440,162 shares of Class A common stock available for the exercise of basic subscription rights in the rights offering, we would have 1,431,557 shares of Class A common stock and 329,093 shares of Class B common stock outstanding following the completion of the rights offering.

Insider Participation in Rights Offering

The Company has been advised that Mario J. Gabelli (“Mr. Gabelli”), or his affiliated entities, may exercise some or all of the subscription rights initially issued to them, and may request to purchase additional shares of Class A common stock pursuant to the Over-Subscription Privilege. An exercise of the Over-Subscription Privilege by such persons will increase their proportionate voting power in the Company. Mr. Gabelli is the controlling stockholder of Teton through the shares he owns in his name and through his control of GGCP Holdings LLC, a wholly owned subsidiary of GGCP, Inc. (“GGCP”), a private company controlled by Mr. Gabelli.

Mr. Gabelli, or his affiliated entities, may also offer to sell, or otherwise transfer, some or all of the subscription rights initially issued to them in accordance with applicable law and the procedures set forth under “The Rights Offering—Transferability of Subscription Rights.” Mr. Gabelli will be the beneficial owner of 2,406,294 and may offer to sell, or otherwise transfer, up to all of such subscription rights, subject to applicable law. If Mr. Gabelli determines to sell or transfer all of the subscription rights that he may offer hereby, he will beneficially own no rights after the completion of this rights offering. Mr. Gabelli reserves the right to sell or transfer no subscription rights or an amount of subscription rights that is otherwise less than all of the subscription rights set forth in this paragraph.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock is quoted in the over-the-counter market on the OTC Markets OTC Pink tier under the symbol “TETAA”. As of June 2, 2022, there were 20 holders of record of our Class A common stock and 98 holders of our record of Class B common stock. The most recent closing price of our Class A common stock on the OTC Pink as of June 2, 2022, was $21.00 per share.

The following table describes for the quarters indicated the high and low sales for our Class A common stock as quoted on the OTC Pink and dividends paid with respect to our Class A common stock since January 1, 2020.

	High	Low	Dividends
Fiscal Year Ending December 31, 2022:
First Quarter	$22.00	$21.90	$0.00
Through June 2, 2022	$21.00	$21.00	$0.00

Fiscal Year Ended December 31, 2021:
First Quarter	$41.50	$33.00	$0.00
Second Quarter	$36.95	$29.50	$0.00
Third Quarter	$29.50	$23.60	$0.00
Fourth Quarter	$23.60	$20.01	$0.00

Fiscal Year Ended December 31, 2020:
First Quarter	$47.15	$45.00	$0.05
Second Quarter	$45.00	$43.43	$0.00
Third Quarter	$43.43	$41.50	$0.00
Fourth Quarter	$41.50	$41.50	$0.00

The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The quotation of our Class A common stock on the OTC Pink does not assure that a meaningful, consistent and liquid market for such securities currently exists.

Dividend payments at historical levels following the offering may not be sustained or may be increased, or such increase may not occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Company, and other factors relevant at the time the Board of Directors considers any declaration of dividends.

DETERMINATION OF SUBSCRIPTION PRICE

The factors considered by our Board of Directors to approve the subscription price are discussed in “The Rights Offering—Reasons for the Rights Offering” and “—Determination of the Subscription Price.”

DILUTION

If you purchase shares of Class A common stock in this offering, you may pay a higher effective price per share than the prices paid to us by certain of our officers and directors during the past year. The following table summarizes the total consideration paid to us and the average price per share deemed paid by our executive officers from January 1, 2021 through June 2, 2022 for shares in the Company. These are shares of Class A common stock underlying restricted stock awards (“RSAs”) granted to our executive officers under our Amended and Restated Stock Award and Incentive Plan, and the price represents the price of the Class A common stock underlying the RSAs:

	Shares Deemed Purchased(1)	Total Consideration	Average Price Per Share
Executive Officers and Directors as a Group (3 persons)	17,500	$383,250	$21.90

(1)	Consists of shares of Class A common stock underlying unvested RSAs awarded to the following executive officers during the year ended December 31, 2021 under our Amended and Restated Stock Award and Incentive Plan in the following amounts: Patrick Huvane (7,500 shares); Casey Haars (5,000 shares); Tiffany Hayden (5,000 shares).

CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of December 31, 2021:

●	on an actual basis; and

●	on a pro forma basis, reflecting the sale of up to 440,162 shares of Class A common stock at an assumed price of $15.50 per share in this offering, resulting in net proceeds to us of $6,642,500 (after deducting our estimated offering expenses of $180,000).

	Actual	As Adjusted for this Offering Assuming Maximum Amount
	(unaudited)	(unaudited)
Short-term debt	$-	$-

Long-term debt, net of current portion	$0	$0

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; 80,000 shares authorized and 0 shares issued and outstanding (1)	$-	$-
Class A common stock, $0.001 par value; 1,700,000 shares authorized; 1,036,706 shares issued (1,476,868, as adjusted for this offering); 991,395 shares outstanding (1,431,557, as adjusted for this offering) (1)	$974	$1,414
Class B common stock, $0.001 par value; 800,000 shares authorized; 792,000 shares issued; 329,092 shares outstanding (1)	$339	$339
Additional paid-in capital	$5,297,930	$11,939,990
Treasury stock, at cost (45,311 shares of Class A common stock, and 443 shares of Class B common stock)	(1,185,409)	(1,185,409)
Retained earnings	$15,642,274	$15,642,274
Total stockholders’ equity	$19,756,108	$26,398,608

Total capitalization	$19,756,108	$26,398,608

(1)	On May 24, 2022, the number of authorized shares of Preferred stock, Class A common stock, and Class B common stock was increased from 80,000 to 350,000, from 1,700,000 to 5,150,000, and from 800,000 to 2,000,000, respectively, pursuant to the Authorized Shares Increase Proposal.

You should read the information in this table together with the “Selected Financial Data,” our consolidated financial statements and notes thereto and the other information in this offering circular.

The table above excludes 138,000 shares of Class A common stock reserved for issuance under our Amended and Restated Stock Award and Incentive Plan. To the extent future equity awards made under our Amended and Restated Stock Award and Incentive Plan result in the issuance of additional shares of our Class A common stock, there will be further dilution to our investors in this offering.

PLAN OF DISTRIBUTION

Rights Offering

On or about the date hereof, we will distribute the subscription rights, Subscription Rights Certificates and copies of this offering circular to individuals who owned shares of Class A common stock and/or Class B common stock of record as of 5:00 p.m., New York, New York time, on June 3, 2022, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares, you should follow the procedures described in “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions, you should contact the Information Agent, D.F. King & Co., Inc., by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550.

The Class A common stock to be issued upon exercise of the subscription rights in the rights offering will, like our existing shares of Class A common stock, be quoted on the OTC Pink under the symbol “TETAA”. The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable. If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date.

Except as described in this section, we are not paying any other commissions, placement agent fees or discounts in connection with the rights offering. Some of our directors and employees may solicit responses from you as a holder of subscription rights, but we will not pay them any commissions or special compensation for these activities. We estimate that our total expenses in connection with the rights offering will be approximately $180,000.

We have not engaged any broker-dealer, placement agent or underwriter in connection with this offering, but reserve the right to do so. To the extent that we do so, we will file a supplement to our offering statement of which this offering circular is a part.

We are offering our securities in all states other than Texas.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you would pay exceeds more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(1) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(2) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares in this offering (please see below on how to calculate your net worth);

(3) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this offering, with total assets in excess of $5,000,000;

(4) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(5) You are a trust with total assets in excess of $5,000,000, your purchase of shares in this offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this offering;

(6) You are a natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

(7) You are a family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment; or

(8) You are a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements of clause (p) above and whose prospective investment in the Issuer is directed by that family office pursuant to clause (p)(iii) above.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

Net Worth Calculation

Your net worth is defined as the difference between your total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in the offering.

In order to purchase shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

OUR BUSINESS

Business Description

Teton Advisors, Inc. (“Teton”), a company incorporated under the laws of Delaware, is a holding company that, through its subsidiaries, provides investment advisory services to open-end funds and separate account clients. We generally manage assets on a fully discretionary basis and invest primarily in U.S. securities. Our revenues are based primarily on the Company’s level of assets under management (“AUM”) and fees associated with our various investment products. We conduct our investment advisory business principally through two subsidiaries, which are registered investment advisors: Keeley-Teton Advisors, LLC and Teton Advisors, LLC.

Teton was formed in Texas as Teton Advisers LLC in December 1994. On March 2, 1998, Teton Advisers LLC was renamed Gabelli Advisors LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. On March 20, 2009, Teton was spun-off from GAMCO Investors, Inc. (NYSE: GBL) (“GAMCO”), which had a 42% ownership stake in the Company.

On February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). The acquisition expanded Teton’s product suite to eleven mutual funds under the TETON Westwood and KEELEY Funds Brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies. On December 30, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton. Keeley-Teton is a registered investment advisor and serves as the investment manager for the KEELEY Funds with AUM of $561.5 million at December 31, 2021. It is also the investment manager of one TETON Westwood Fund named TETON Westwood SmallCap Equity Fund with AUM of $57.3 million at December 31, 2021. In addition to the Funds, Keeley-Teton acts as investment adviser to various separately managed and wrap product accounts. The total assets under management of these accounts were $513.6 million at December 31, 2021. The KEELEY Funds consist of the following three funds:

●	KEELEY Small Cap Dividend Fund

●	KEELEY Small-Mid Cap Fund

●	KEELEY Mid Cap Dividend Value Fund

On December 31, 2021, Teton transferred its advisory business, operations and personnel to a newly formed, wholly-owned subsidiary, Teton Advisors, LLC (“Teton LLC”). Teton LLC is a registered investment advisor and serves as the investment manager for four TETON Westwood Funds with AUM of $868.6 million at December 31, 2021. The four TETON Westwood Funds are:

●	TETON Westwood Mighty MitesSM Fund

●	TETON Westwood Equity Fund

●	TETON Westwood Balanced Fund

●	TETON Convertible Securities Fund

Teton LLC has retained Gabelli Funds, LLC, a subsidiary of GAMCO, to act as sub-advisor for the TETON Westwood Mighty Mites Fund and the TETON Convertible Securities Fund. Teton LLC has also retained Westwood Management Corporation, a subsidiary of Westwood Holdings Group, Inc. (NYSE: WHG) to act as sub-advisor for the TETON Westwood Balanced Fund and the TETON Westwood Equity Fund. The TETON Westwood SmallCap Equity Fund and all of the KEELEY Funds are advised by Keeley-Teton.

Teton LLC and Keeley-Teton’s combined total assets under management were $2.0 billion at December 31, 2021.

G.distributors, LLC (“G.distributors”), an affiliate of Teton and a subsidiary of GAMCO Investors, Inc. (“GAMCO”), distributes both the TETON Westwood and KEELEY Funds pursuant to distribution agreements with each Fund.

Teton’s principal executive office is located at 189 Mason Street, Greenwich, Connecticut 06830, and our telephone number is (914) 457-1070. Our website is www.tetonadv.com. Our website and the information included therein are not part of this offering circular.

Business Strategy

Our business strategy targets global growth of the franchise through continued leveraging of our asset management capabilities, including our brand name and long-term investment performance records, through organic and strategic growth initiatives.

Open-End Funds:  Teton provides advisory services to the Funds, consisting of eight open-end funds, four of which are managed on a day-to-day basis by Keeley-Teton, two of which are sub-advised by Gabelli Funds, LLC, and two of which are sub-advised by Westwood Management Corporation. AUM in open-end Funds was approximately $1.5 billion at December 31, 2021, an increase of 7.1% from $1.4 billion of AUM at December 31, 2020.

We market our open-end funds primarily through third party distribution programs, including no transaction fee (“NTF”) programs, and have developed additional share classes for many of our funds for distribution through additional third-party distribution channels.

At December 31, 2021, third party distribution programs accounted for approximately 89% of all assets in TETON Westwood open-end funds, and all of the assets in KEELEY Funds. At December 31, 2021, approximately 11% of TETON Westwood Fund’s AUM and 0% of KEELEY Fund’s AUM in open-end funds were sourced through G.distributors direct sales relationships.

Separate, Private Client and Wrap Accounts: Beginning in 2009, we have provided investment management services to separate account clients. In connection with our acquisition of KAMCO’s assets in 2017, we expanded our investment advisory service offerings to include private client and wrap accounts. At December 31, 2021, we had $513.6 million of AUM in these product offerings, an increase of $95.3 million from $418.3 million at December 31, 2020. In general, our separate, private client and wrap accounts will be managed to meet the specific needs and objectives of each client. The investment advisory agreements for our separate, private client and wrap account clients are subject to termination by the client without penalty on 30 days’ notice.

Shareholders of the open-end TETON Westwood Funds and KEELEY Funds can exchange shares among the same class of shares of the other open-end TETON Westwood Funds, as well as the Gabelli/GAMCO open-end funds, as economic and market conditions and investor needs change, at no additional cost. However, certain open-end Funds impose a 2% redemption fee on shares redeemed seven days or less after a purchase. We may periodically introduce new funds designed to complement and expand our investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of investors.

Assets Under Management

The following table sets forth total AUM by product type as of the year ended shown:

Assets Under Management

By Product Type

(in millions)

						% Inc. (Dec.)
	2021	2020	2019	2018	2017	2021 / 2020
Equities	$2,001	$1,829	$2,326	$2,428	$3,371	9.4%
Fixed Income	-	-	5	7	8	0.0%
Total Assets Under Management	$2,001	$1,829	$2,331	$2,435	$3,379	9.4%

Distribution, Marketing and Shareholder Servicing

In an effort to increase AUM, the marketing team at Teton is focused on major mutual fund industry distribution channels, which include the direct, advisory, supermarket, retirement and institutional channels. In the direct channel, investors carry out transactions directly with mutual fund companies. In all other mutual fund channels, individuals use intermediaries to purchase funds on their behalf. The advisory channel consists of financial intermediaries which provide ongoing investment advice and monitoring. These include full-service brokerage firms, banks, insurance companies and financial planners. Advisors are compensated through sales loads or fees. Through a service agreement with GAMCO Investors, Inc., Teton utilizes the G.distributors wholesaler and internal marketing force to gather assets in these channels. Teton is similarly targeting the defined contribution retirement and institutional channels, which consists of corporations, endowments and foundations. Teton believes it is capable of serving all of these channels because its mutual funds have multiple share classes.

Teton is pursuing non-mutual fund opportunities mainly in the small, small-mid (SMID) and mid cap equity asset classes. The marketing effort is focused on sub-advisory and traditional separate accounts, as well as private client and wrap accounts. The target market consists of insurance companies, commercial banks, institutions and charitable organizations that rely on consultant due diligence and recommendations. Teton seeks to build strategic relationships with institutions and wealth management providers with whom the Teton management team has developed long-term relationships.

G.distributors, a subsidiary of GAMCO, distributes the Funds pursuant to distribution agreements with each fund. Under the distribution agreements, G.distributors offers and sells the Funds’ shares on a continuous basis and pays most of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third-party distribution and financial intermediaries programs for the Funds, and G.distributors sales personnel. G.distributors receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 of the Investment Company Act of 1940, as amended.

Under the distribution agreements, certain share classes of the Funds are subject to 12b-1 distribution plans (the “12b-1 Plans”). Pursuant to the 12b-1 Plans, the Class AAA shares of the TETON Westwood Funds and the Class A shares of the KEELEY Funds pay 0.25% per year on the average daily net assets of the fund, the Class A shares of the TETON Westwood Funds pay 0.35% or 0.50% per year on the average daily net assets of the fund, and the Class C and Class T shares of the TETON Westwood Funds pay 1.00% per year on the average daily net assets of the fund. The payments are made to G.distributors and other third-party broker-dealers.

G.distributors’ distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Funds’ Board of Trustees (“Board of Trustees”) or (ii) the Funds’ shareholders and, in either case, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days’ written notice by (i) a vote of the majority of the trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. G.distributors may terminate a distribution agreement without penalty upon 60 days’ written notice.

Keeley-Teton serves as the shareholder servicing agent of the KEELEY Funds pursuant to a shareholder servicing plan and agreement. Under the shareholder servicing agreement, Keeley-Teton is responsible for providing non-distribution, shareholder support services to certain shareholders of the KEELEY Funds. Pursuant to the shareholder service plan, all share classes of the KEELEY Funds pay Keeley-Teton 0.05% per year on the average daily net assets of each Fund. The payments are made to Keeley-Teton by the KEELEY Funds, and Keeley-Teton in turn remits such payments to various third-party intermediaries. The shareholder servicing plan and agreement may continue in effect from year to year only if specifically approved at least annually by the Funds’ Board of Trustees, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its shareholder servicing plan and agreement, or any agreement thereunder, at any time by a vote of the majority of the trustees cast in person at a meeting called for the purpose of voting on such termination.

Investment Management Agreements

Teton provides investment advisory and management services pursuant to investment management agreements with the Funds. The investment management agreements with the Funds generally provide that Teton is responsible for the overall investment and administrative services, subject to the oversight of the Board of Trustees and in accordance with each Fund’s fundamental investment objectives and policies. The administrative services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Funds, internal accounting, tax accounting and reporting, regulatory filings and other services. Most of these administrative services are provided through contracts or sub-contracts with unaffiliated third parties.

The Funds’ investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Funds’ Board of Trustees or (ii) the Fund’s shareholders and, in either case, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its investment management agreement at any time upon 60 days’ written notice by (i) a vote of the majority of the Board of Trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. Teton may terminate an investment management agreement with the TETON Westwood Funds without penalty on 60 days’ written notice.

Pursuant to the terms of these investment management agreements, neither Teton nor its officers, directors, employees, agents or controlling persons (“Teton Persons”) are liable to the Funds for any act or omission or for any loss sustained by the Funds in connection with the matters to which the advisory agreement relates. However, Teton Persons are liable to the Funds under these agreements with respect to a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligation and duties under the agreement.  The investment management agreements also set forth certain indemnification rights for Teton, its employees, officers, directors and agents.

Sub-advisory Agreements

Teton pays Westwood Management Corporation a sub-advisory fee of 35% of net revenues for the TETON Westwood Balanced and TETON Westwood Equity Funds. “Net revenues” are defined as management fees less twenty basis points for mutual fund administration expenses (which are paid to GAMCO). For 2021, 2020 and 2019, the sub-advisory fees paid to Westwood Management Corporation by Teton amounted to $256,978, $242,102 and $269,010, respectively. This agreement may be terminated by Westwood Management Corporation on 60 days’ prior written notice and may be terminated by the Funds or Teton on 60 days’ prior written notice, provided that termination by the Funds must be approved by a majority of the Board of Trustees or the holders of a “majority of the voting securities” of the Funds.

Teton pays Gabelli Funds, LLC an annual rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites and TETON Westwood Convertible Securities Funds. For 2021, 2020 and 2019, the sub-advisory fees paid to Gabelli Funds, LLC by Teton amounted to $2,523,875, $2,312,961 and $3,494,412, respectively. This agreement may be terminated by Gabelli Funds, LLC on 60 days’ prior written notice and may be terminated by the Funds or Teton on 60 days’ prior written notice, provided that termination by the Funds must be approved by a majority of the Board of Trustees or the holders of a “majority of the voting securities” of the Funds.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for material monetary damages are asserted.

Competition

We compete with other investment management firms and mutual fund companies, insurance companies, banks, brokerage firms and financial institutions that offer products that have similar features and investment objectives to those offered by us.  Many of the investment management firms with which we compete are subsidiaries of large diversified financial companies and many others are much larger in terms of AUM and revenues and, accordingly, have much larger sales organizations and marketing budgets.  Historically, we have competed primarily on the basis of the long-term investment performance of many of our investment products.

The market for providing investment management services to institutional, private wealth management and wrap clients is also highly competitive. Approximately 18.9% of our net investment advisory fee revenue for the year ended December 31, 2021 was derived from our institutional, private wealth management and wrap businesses. Selection of investment advisors by U.S. institutional investors is often subject to a screening process and to favorable recommendations by investment industry consultants. Many of these investors require their investment advisors to have a successful and sustained performance record, often five years or longer with focus also on one-year and three-year performance records.

Regulation

Virtually all aspects of our business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies that regulate investment advisors and broker-dealers have broad administrative powers, including the power to limit, restrict or prohibit such an advisor or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such an event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of the investment advisor and other registrations, censures, and fines.

Our business is subject to regulation at both the federal and state level by the United States Securities and Exchange Commission (“SEC”) and other regulatory bodies. Both Teton LLC and Keeley-Teton are registered with the SEC under the Investment Advisers Act of 1940 (“Investment Advisers Act”), and the respective Funds are registered with the SEC under the Investment Company Act of 1940. The Investment Advisers Act imposes numerous obligations on registered investment advisors including fiduciary duties, disclosure obligations and record keeping, operational and marketing requirements. The Commission is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to termination of an investment advisor’s registration. The failure of the Company to comply with the requirements of the SEC could have a material adverse effect on us.

We derive a substantial majority of our revenues from investment advisory services through our various investment management agreements. Under the Investment Advisers Act, our investment management agreements terminate automatically if assigned without the client’s consent. Under the Investment Company Act, advisory agreements with registered investment companies such as our Funds terminate automatically upon assignment. The term “assignment” is broadly defined and includes direct as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in Teton.

Investments by Teton on behalf of our Funds may represent a significant equity ownership position in an issuer’s class of stock. This activity raises frequent regulatory, legal, and disclosure issues regarding our aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers’ shareholder rights plans or “poison pills,” state gaming laws and regulations, federal communications laws and regulations, public utility holding company laws and regulations, federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions.  Our failure to comply with these requirements could have a material adverse effect on the Company.

The USA Patriot Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, mutual funds and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities.  Anti-money laundering laws outside of the U.S. contain some similar provisions.  Our failure to comply with these requirements could have a material adverse effect on the Company.

We are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In particular, we are subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries.

The investment management industry is likely to continue to face a high level of regulatory scrutiny and become subject to additional rules designed to increase disclosure, tighten controls and reduce potential conflicts of interest.  In addition, the SEC has substantially increased its use of focused inquiries in which it requests information from a number of fund complexes regarding particular practices or provisions of the securities laws.  We participate in some of these inquiries in the normal course of our business.  Changes in laws, regulations and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact on our business and results. Although we have installed procedures and utilize the services of experienced administrators, accountants and lawyers to assist us in adhering to regulatory guidelines and satisfying these requirements, and maintain insurance to protect ourselves in the case of client losses, there can be no assurance that the precautions and procedures that we have instituted and installed, or the insurance that we maintain to protect ourselves in case of client losses, will protect us from all potential liabilities.

Employees

As of December 31, 2021, we had a total of 22 full time employees, of whom 15 served in the portfolio management, portfolio management support and trading areas, 2 served in the marketing and shareholder servicing areas, and 5 served in the administration area. The Company provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Additionally, through our Administrative Services Agreement with GAMCO, we are provided additional services including, but not limited to, trading, administration services, operational and general administrative assistance, including office space, and office equipment services, and legal, regulatory and compliance advice as needed.

Properties

We own no properties. We leased 1,642 square feet of office space at One Corporate Center in Rye, New York in accordance with a sub-lease with GAMCO. On September 1, 2014, an additional 485 square feet of contiguous office space at the same location was subleased from LICT Corporation. On December 16, 2021, Teton terminated both the GAMCO and LICT Corporation leases and is currently negotiating a 15-month sublease with an affiliate of GAMCO for office space located in Greenwich, CT. Teton also leases 5,866 square feet of space in Chicago, Illinois with a lease expiration date of December 31, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operations and financial condition of Teton Advisors, Inc., Teton Advisors, LLC and Keeley-Teton Advisors, LLC on a consolidated basis as of and for the years ended December 31, 2021 and 2020. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this offering circular.

The following discussion is unaudited and should be read in conjunction with the consolidated financial statements and the notes thereto included in this report.

Assets Under Management (unaudited)
(at year end, in millions):
	December 31,
	2021	2020	2019	2018	2017
Mutual Funds:
Equities	$1,487	$1,410	$1,873	$2,008	$2,745
Fixed income	-	-	5	7	8
Separate accounts	204	159	177	160	297
Private clients	266	223	212	193	200
Wrap	44	37	64	67	129
Total	$2,001	$1,829	$2,331	$2,435	$3,379

Introduction

Our revenues are highly correlated to the level of assets under management (“AUM”) and fees associated with our various investment products, rather than our own corporate assets.  AUM, which is directly influenced by the level and changes of the overall equity markets, can fluctuate through acquisitions, the creation of new products, the addition of new accounts or the loss of existing accounts.  Since various equity products have different fees, changes in our business mix may also affect revenues.  At times, the performance of our equity products may differ markedly from popular market indices, and this can also impact our revenues.  It is our belief that general stock market trends will have the greatest impact on our level of AUM and hence, revenues.

Overview

Consolidated Statements of Operations

Investment advisory fees, which are based on the amount and composition of AUM in our Funds and separate, private client and wrap accounts, represent our largest source of revenues.  In addition to the general level and trends of the stock market, growth in revenues depends on good investment performance, which influences the value of existing AUM as well as contributes to higher investment and lower redemption rates and facilitates the ability to attract additional investors while maintaining current fee levels.  Growth in AUM is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, we have depended primarily on direct distribution of our products and services, but since 1995 have participated in third-party distribution programs, including No Transaction Fee, Broker Dealer and Bank Trust Programs. Most of our cash inflows to mutual fund products have come through these channels.  The effects of this on our future financial results cannot be determined at this time but could be material.

Advisory fees from the open-end mutual funds are computed daily based on average net assets. Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement.  These revenues are highly correlated to the stock market and can vary in direct proportion to movements in the stock market and the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Distribution fees include distribution fees paid to the Company by G.distributors on the Class C Fund Shares sold. Class C Fund Shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The distributor will advance the first-years commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM during the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Amounts paid to the distributor are recorded as contingent deferred sales commissions in the statement of financial condition and amortized over twelve months as advanced commissions in the statement of operations. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the period based on the Fund’s performance.

Other income primarily includes interest income earned from cash and cash equivalents.

Consolidated Statements of Financial Condition

We ended the year with $21,506,861 in cash and cash equivalents which includes cash held at banks, U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.

Stockholders’ equity was $19,756,108 on December 31, 2021 compared to $16,908,091 on December 31, 2020. The increase in stockholders’ equity from the prior year was the result of a net income of $2,341,999 along with stock-based compensation recognized of $506,018.

Assets Under Management Highlights (unaudited)

We reported assets under management as follows

(in millions):

						% Inc. (Dec.)
	2021	2020	2019	2018	2017 (a)	2021 / 2020

Equities	$2,001	$1,829	$2,326	$2,428	$3,371	9.4%
Fixed Income	-	-	5	7	8	0.0%
Total Assets Under Management	$2,001	$1,829	$2,331	$2,435	$3,379	9.4%

(a)	Includes $1,764 million of equity AUM acquired in connection with the KAMCO acquisition on February 28, 2017.

For the five years ended December 31, 2021, our net cash inflows or outflows by product line were as follows (in millions):

	2021	2020	2019	2018	2017(a)
Mutual Funds
Equities	$(202)	$(449)	$(496)	$(370)	$(243)
Fixed income	-	(5)	(2)	-	(5)
Separate accounts	10	(23)	(28)	(112)	(411)
Private clients	5	3	(23)	3	9
Wrap	(3)	(26)	(19)	(52)	(56)
Total net (outflows)	$(190)	$(500)	$(568)	$(531)	$(706)

(a)	Excludes the impact of $2,396 million in equity AUM acquired in connection with the KAMCO acquisition on February 28, 2017.

For the five years ended December 31, 2021, our net appreciation and depreciation by product line were as follows (in millions):

	2021	2020	2019	2018	2017
Mutual Funds
Equities	$279	$(12)	$360	$(367)	$247
Fixed income	-	-	-	-	2
Separate accounts	35	4	45	(25)	36
Private clients	38	8	42	(11)	17
Wrap	10	(2)	17	(10)	11
Total net appreciation (depreciation)	$362	$(2)	$464	$(413)	$313

Operating Results for the Year Ended December 31, 2021 as compared to the Year Ended December 31, 2020

Revenues

Total revenues were $16,438,017 for the year ended December 31, 2021 compared to $13,807,113 for the year ended December 31, 2020, an increase of $2,630,904 or 19.1%. The change in total revenues by revenue component was as follows:

			Increase (decrease)
(unaudited)	2021	2020	$	%
Investment advisory fees
Open-end mutual funds, net	$13,301,511	$11,451,376	$1,850,135	16.2%
Separate accounts	1,311,022	786,755	524,267	66.6%
Private clients	1,591,839	1,276,872	314,967	24.7%
Wrap	200,098	189,759	10,339	5.4%
Total investment advisory fees, net	16,404,470	13,704,762	2,699,708	19.7%
Distribution fees	30,105	51,929	(21,824)	(42.0)%
Other income, net	3,442	50,422	(46,980)	(93.2)%
Total revenues	$16,438,017	$13,807,113	$2,630,904	19.1%

Investment Advisory Fees, net.  Investment advisory fees are directly influenced by the level and mix of AUM. Teton earns advisory fees based on the average daily AUM in the Funds and for separate accounts based on the average of the ending account values for each month of the quarter or the account value as of the end of the preceding quarter.

Investment advisory fees, net was $16,404,470 for the year ended December 31, 2021 compared to $13,704,762 for the year ended December 31, 2020, an increase of $2,699,708. This increase is directly correlated to the increase in average AUM.

As of December 31, 2021, our total AUM was $2.001 billion compared to $1.829 billion on December 31, 2020, an increase of $172 million. The increase in AUM was due to inflows of $372 million and market performance of $362 million partly offset by outflows of $562 million.

Distribution fees. Distribution fees include distribution fees paid to the Company by G.distributors on the Class C Fund Shares sold. Distribution fees were $30,105 for the year ended December 31, 2021 compared to $51,929 for the year ended December 31, 2020, a decrease of $21,824 from the prior year. The decrease in distribution fees is due to a decrease in sales of the Class C Fund Shares from 2020 to 2021.

Other income, net. Other income, net includes, interest earned from cash held at banks, class action stock settlements, interest earned from cash equivalents that were invested in a money market mutual fund managed by Gabelli Funds, LLC, and interest earned on US Treasury Bills. Other income, net was $3,442 for the year ended December 31, 2021 compared to $50,422 for the year ended December 31, 2020, a decrease of $46,980 from the prior year. This decrease was related to the decrease in interest earned on the money market fund from 2020 to 2021.

Expenses

Compensation. Compensation costs include staff salaries, portfolio manager compensation, revenue share compensation, incentive compensation, stock-based compensation, director fees and employee benefits. Compensation costs were $5,501,495 for the year ended December 31, 2021 compared to $4,575,357 for the year ended December 31, 2020, an increase of $926,138 from the prior year. The increase in compensation is primarily related to the increase in employee incentive compensation.

Fixed compensation costs, which include salary, taxes, benefits, and director fees, were $3,198,658 for the year ended December 31, 2021 compared to $3,360,381 for the year ended December 31, 2020, a decrease of $161,723 from the prior year. Stock based compensation was $506,018 for the year ended December 31, 2021 compared to $501,684 for the year ended December 31, 2020, an increase of $4,334 from the prior year. The remainder of compensation costs represent variable compensation that fluctuates with net investment advisory revenues, and annual incentive compensation. Variable compensation was $1,796,819 for the year ended December 31, 2021 compared to $713,292 for the year ended December 31, 2020, an increase of $1,083,527 from the prior year.

Marketing and Administrative Fees. Marketing and administrative fees are charges from GAMCO and paid by Teton LLC for administration of the mutual fund activities performed by GAMCO on behalf of the TETON Westwood funds, based on the average AUM in the Funds. These fees were $1,436,309 for the year ended December 31, 2021 compared to $1,324,788 for the year ended December 31, 2020, an increase of $111,521 from the prior year. Marketing and administrative fees are 20 basis points on the first $370 million of average net assets, 12 basis points on average net assets from $370 million to $1.0 billion and 10 basis points on average net assets greater than $1.0 billion. Average AUM in the TETON Westwood Funds for 2021 was $950.3 million, an increase of $88.8 million from the 2020 average of $861.5 million. During 2021 and 2020, the effective rate was 15.1 basis points and 15.4 basis points, respectively of the average AUM. As the average AUM of the TETON Westwood Funds increases, these fees will decrease as a percentage of average AUM. Conversely, as the average AUM of the TETON Westwood Funds declines, these fees will increase as a percentage of average AUM.

Distribution costs. Distribution costs, which are principally related to the sale of shares of open-end mutual funds (exclusive of C shares), were $1,704,012 for the year ended December 31, 2021 compared to $1,718,386 for the year ended December 31, 2020, a decrease of $14,374 from the prior year. The decrease is primarily related to the decrease in the sales activity of our open-end mutual funds.

Distribution costs include intermediary and shareholder service payments made to third party distributors, wholesaler and NTF sale commissions, and related party distribution expenses. Distribution costs paid to third party distributors were $1,205,575 for the year ended December 31, 2021 compared to $1,095,590 for the year ended December 31, 2020, an increase of $109,985 from the prior year. Wholesaler and NTF commissions for the year ended December 31, 2021 were $295,805 compared to $403,079 for the year ended December 31, 2020, a decrease of $107,274 from the prior year. Related party distribution expenses were $202,632 for the year ended December 31, 2021 compared to $219,717 for the year ended December 31, 2020, a decrease of $17,085 from the prior year.

Advanced Commissions. Advanced commissions are sales commissions paid to broker-dealers for the sale of C Class funds. These sales commissions are capitalized and then amortized over a 1-year period. Advanced commissions for the year ended December 31, 2021 were $18,296 compared to $47,398 for the year ended December 31, 2020, a decrease of $29,102 from the prior year. This decrease is directly related to the decrease in sales of Class C Fund Shares of the Funds from 2020 to 2021.

Sub-advisory Fees. Sub-advisory fees were $2,780,853 for the year ended December 31, 2021 compared to $2,555,063 for the year ended December 2020, an increase of $225,790. The increase in sub-advisory fees is directly related to the increase in average AUM of the sub-advised funds. Average AUM in the four sub-advised funds was $897.4 million in 2021 compared to $825.9 million in 2020, an increase of $71.5 million from the prior year.

Teton has retained two sub-advisers for four of the eight Funds. Sub-advisory fees are recognized as expenses as the related services are performed. Under the first agreement, sub-advisory fees are 35% of the net investment advisory revenues of the sub-advised funds. These fees were $256,978 for the year ended December 31, 2021 compared to $242,102 for the year ended December 31, 2020, an increase of $14,876 from the prior year due to higher average AUM. Under the second agreement, the sub-advisory fees are 0.32% of the average net assets of the sub-advised funds, these fees were $2,523,875 for the year ended December 31, 2021 compared to $2,312,961 for the year ended December 31, 2020, an increase of $210,914 from the prior year due to higher average AUM.

Other operating expenses. Other operating expenses, including those charged by GAMCO, were $1,567,796 for the year ended December 31, 2021 compared to $1,652,141 for the year ended December 31, 2020, a decrease of $84,345 from the prior year. The decrease relates to the re-negotiation of major service contracts.

Depreciation and amortization expenses. Depreciation and amortization is largely comprised of the amortization related to the intangible asset – Customer Relationships. Depreciation and amortization expenses were $358,077 for the year ended December 31, 2021, compared to $792,350 for the year ended December 31, 2020, a decrease of $434.273 from the prior year. This decrease is directly related to lower amortization expenses of Customer Relationships in 2021 due to impairment charges of $2,316,000 taken in 2020.

Impairment of intangible assets. Impairment of intangible assets, related to the KAMCO asset acquisition in 2017, were zero for the year ended December 31, 2021 compared to $5,550,000 for the year ended December 31, 2020. The 2020 impairment related to a write-down of the mutual fund management contracts, customer relationships and trade name of $3,142,000, $2,316,000, and $92,000, respectively.

Income Taxes

The effective tax rate was 23.7% for the year ended December 31, 2021, versus 19.4% for the year ended December 31, 2020. The increase in the tax rate is primarily attributable to a net increase in uncertain tax positions for state and local taxes from the prior year.

Net income (Loss)

Net income for 2021 was $2,341,999 or $1.85 per fully diluted share, versus net loss of $(3,553,813) or $(2.82) per fully diluted share for 2020.

Supplemental Financial Information

As supplemental information, we provide a non-U.S. generally accepted accounting principles (“non-GAAP”) performance measure that we refer to as Cash Earnings. We provide this measure in addition to, but not as a substitute for, net income or net loss reported on a U.S. generally accepted accounting principles (“GAAP”) basis. Our management and the Board of Directors review Cash Earnings to evaluate our ongoing performance, allocate resources and review our dividend policy. We believe that this non-GAAP performance measure is useful for management and investors when evaluating our underlying operating and financial performance and our available resources. We do not advocate that investors consider this non-GAAP measure without considering financial information prepared in accordance with GAAP.

In calculating Cash Earnings, we add back to net income or net loss the non-cash expense associated with the intangible amortization expense and any after-tax intangible asset impairment charges. Although depreciation on property & equipment and amortization of leaseholds are also non-cash expenses, we do not add this back when calculating Cash Earnings because those charges represent a decline in the value of the related assets that will ultimately require replacement.

The following table provides a reconciliation of net loss to Cash Earnings for the years presented:

	For the Years Ended December 31,
	2021	2020

Net income (loss)	$2,341,999	$(3,553,813)
Add: Intangible amortization	325,898	774,156
Add: Impairment of intangible assets (net of tax impact)	-	3,887,775
Cash Earnings	$2,667,897	$1,108,118
Cash Earnings Per Fully Diluted Share	$2.10	$0.88

Liquidity and Capital Resources

Teton’s current liquidity and capital needs largely consist of compensation to our employees, sub-advisory fees, the service agreement with GAMCO and other operating expenses such as rent. Our principal assets are highly liquid in nature and consist of cash, cash equivalents and investment advisory fee receivables. Cash and cash equivalents are comprised largely of a U.S. treasury bills with maturities of three months or less and a U.S. Treasury money market fund managed by Gabelli Funds, LLC.

Summary cash flow data derived from our audited financial statements is as follows:

	2021	2020	2019
Cash flows provided by (used in):
Operating activities	$11,950,443	$1,753,224	$4,975,160
Investing activities	-	-	133,660
Financing activities	-	(63,114)	(2,435,094)
Increase in cash and cash equivalents	11,950,443	1,690,110	2,673,726
Cash and cash equivalents at beginning of year	9,556,418	7,866,308	5,192,582
Cash and cash equivalents at end of year	$21,506,861	$9,556,418	$7,866,308

Cash and liquidity requirements have historically been met through cash generated by Teton’s operating activities. Cash and cash equivalents as of December 31, 2021 were $21,506,861, an increase of $11,950,443 from $9,556,418 at the prior year-end. Net cash provided by operating activities was $11,950,443 for the year ended December 31, 2021 compared to $1,753,224 for the year ended December 31, 2020, an increase of $10,197,219 from the prior year. An increase from the prior year in Due to broker liability of $7,999,316, which related to the purchase of short-term U.S. treasury bills, was the most significant component of cash provided by operating activities. Net income, adjusted for non-cash expenses, was also a significant component of cash provided by operating activities in 2021 as well as in 2020 totaling $3,438,798 and $2,262,255, respectively. The largest component of cash usage for 2021 operating activities was the increase to investment advisory fees receivable of $218,102. The largest component of cash usage for operating activities for 2020 was the decrease to compensation payable of $504,149.

Net cash used in or provided by investing activities was zero for the year ended December 31, 2021, and 2020, respectively. Net cash used in financing activities was zero and $63,114 for the years ended December 31, 2021, and 2020, respectively, which related to dividends paid to shareholders.

Market Risk

Equity Price Risk

The Company earns substantially all of its revenue as advisory fees from our Mutual Fund assets and advisory fees from separate, private client and wrap accounts. Such fees represent a percentage of AUM and the majority of these assets are in equity investments. Accordingly, since revenues are proportionate to the value of those investments, a substantial increase or decrease in equity markets overall will have a corresponding effect on the Company’s revenues.

Interest Rate Risk

Our direct exposure to interest rate risk results, principally, from reinvestment risk associated with our investment of excess cash in U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government. This investment is primarily short term in nature, and the fair value of this investment generally approximates market value. The Company does not have any other significant investments. Based on December 31, 2021 cash and cash equivalents balance of $21,506,861, a 1% increase in interest rates would increase our interest income by approximately $215,068 annually, while a 1% decrease would reduce our interest income by approximately $215,068 annually.

Contractual Obligations

We are obligated to make future payments under various contracts such as our operating leases. The following table sets forth our significant contractual cash obligations as of December 31, 2021.

	Total	2022	2023	2024
Contractual Obligations:
Non-cancellable operating lease obligations	$472,152	$232,446	$235,096	$4,610

Total	$472,152	$232,446	$235,096	$4,610

Critical Accounting Policies

The preparation of the consolidated financial statements included in this document requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and, as Teton’s operating environment changes. Actual results could differ from estimates.

Teton believes the following are the most critical accounting policies used in the preparation of Teton’s consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition – Investment Advisory Fees

Investment advisory fees are directly influenced by the level and mix of AUM as fees are derived from a contractually determined percentage of AUM for each open-end fund and separate account.  Advisory fees from the open-end mutual funds are computed daily based on average net assets and amounts receivable are included in investment advisory fees receivable in the consolidated statements of financial condition.  Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement. The amounts receivable is included in investment advisory fees receivable in the consolidated statements of financial condition. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenue Recognition – Distribution Fees

Distribution fees include distribution fees paid to the Company by G.distributors on the Class C Fund Shares sold. Class C Fund Shares have a 12b-1 Plan with a service and distribution fee totaling 1%. The distributor will advance the first year’s commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM during the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the period based on the Fund’s performance.

Distribution Costs

The Company incurs certain promotion and distribution costs which are expensed as incurred, principally related to the sale of shares of open-end mutual funds and are included in distribution costs payable in the consolidated statements of financial condition.

Sub-advisory fees

Sub-advisory fees are either based on a predetermined percentage of net revenues (after certain expenses) or on the average net assets of the individual funds and are recognized as expenses as the related services are performed. The sub-advisory fees are paid in the month following when they are earned. Sub-advisory fees which are sub-advised by GAMCO are included in payable to affiliates in the consolidated statements of financial condition. Sub-advisory fees which are sub-advised by Westwood Management Corporation are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Income Taxes

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.  The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by U.S. generally accepted accounting principles.  Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or concluded.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes” on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense on the consolidated statements of operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities in the consolidated statements of financial condition.

Stock Based Compensation

The Company uses a fair value-based method of accounting for stock-based compensation provided to our employees.  The estimated fair value of restricted stock award grants was determined by using the closing price of Class A common stock on the date of the grant. The total expense is recognized over the vesting period for these awards. The vesting period for all grants is 40% over three years from the date of grant and 60% over five years from the date of grant.

Contingent Deferred Sales Commissions

Sales commissions are paid to broker-dealers in connection with the sale of Class C Fund Shares of open-end Funds. These commissions are capitalized and amortized over a period of one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company’s unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.  The amortization of these charges is included in advanced commissions on the consolidated statements of operations and amounted to $18,296, $47,398 and $89,022 for the years ended December 31, 2021, 2020 and 2019, respectively.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an “incurred loss” methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The consolidated statement of operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. In November 2019, the FASB issued ASU 2019-10, which deferred the effective date of this guidance for smaller reporting companies for three years. This guidance is effective for the Company on January 1, 2023 and requires a modified retrospective transition method, which will result in a cumulative-effect adjustment in retained earnings upon adoption. Early adoption is permitted. The Company is currently assessing the potential impact of this new guidance on the Company’s consolidated financial statements.

Seasonality and Inflation

We do not believe our operations are subject to significant seasonal fluctuations. We do not believe inflation will significantly affect our compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect our expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect our financial position and results of operations by reducing our AUM, and related investment advisory fees.

Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

We have elected not to become a public reporting company under the Exchange Act. We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Quantitative and Qualitative Disclosures About Market Risk

Reference is made to the information contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk.”

UNITED STATES FEDERAL INCOME TAXATION

General

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

The federal income tax considerations discussed below are necessarily general in nature, and their application may vary depending on an investor’s particular circumstances. Further, no representations are made in this offering as to state and local tax considerations. The discussion below is directed primarily to individual taxpayers who are citizens of the United States. You should consult your own tax adviser to ascertain how the federal income tax consequences of the ownership, exercise, and disposition of the subscription rights will impact your specific tax situation.

You should note that this discussion does not fully address the tax issues specific to corporations, tax-exempt entities subject to Subchapter F of the Code, including pension plans, profit sharing plans, IRAs and other tax-exempt retirement plans, and foreign taxpayers subject to Subchapter N of the Code, nor does it address state, local, and foreign tax considerations. This discussion addresses the major federal tax consequences to individuals of the ownership, exercise, and disposition of the subscription rights and ownership of any shares of common stock acquired upon the exercise of subscription rights and is intended to summarize the federal income tax considerations material to the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of the subscription offering. There is uncertainty concerning a number of the tax issues discussed herein, and there can be no assurance that the positions taken by us or an investor will not be challenged by the IRS. The defense of such a challenge could result in substantial legal and accounting costs to an investor, even if the IRS proves unsuccessful. Further, we do not intend to request a ruling from the IRS with respect to any of the federal income tax matters discussed below, and on certain matters no ruling could be obtained even if requested.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose “functional currency” is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our vested or unvested common stock either pursuant to the exercise of compensatory stock options or otherwise as compensation. This summary does not deal with any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

FOR THE FOREGOING REASONS, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO SPECIFIC FEDERAL, STATE, AND LOCAL INCOME TAX CONSEQUENCES ARISING FROM THE ACQUISITION, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK RECEIVED ON EXERCISE OF SUBSCRIPTION RIGHTS.

Distribution of Subscription Rights

Although the tax consequence of the receipt of subscription rights by a U.S. holder are not free from doubt, we believe that a U.S. holder should not be required to include any amount of income for U.S. federal income tax purposes as a result of the receipt of subscription rights. However, it is possible that the IRS may take a contrary view, for example, that the rights offering is part of a disproportionate distribution, and require a U.S. holder to include in income the fair market value of subscription rights on the date of their distribution. We intend to treat the distribution of subscription rights pursuant to offering as a non-taxable transaction for U.S. federal income tax purposes and the remainder of this discussion assumes that the receipt of subscription rights will not be a taxable event for U.S. federal income tax purposes.

Stockholder Basis and Holding Period of the Subscription Rights

In general, your basis in the subscription rights received in the offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. A U.S. holder who wishes to make this election must attach a statement to this effect to the holder’s U.S. federal income tax return for the tax year in which the subscription rights are received. The election will apply to all of the subscription rights received by the U.S. holder pursuant to the offering and, once made, will be irrevocable. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are transferable.

Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

Lapse of the Subscription Rights

If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

Sale or Other Disposition of the Subscription Rights

If you sell or otherwise dispose of subscription rights distributed to you before the expiration date, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received by you in exchange for the rights and your tax basis, if any, in the subscription rights sold or otherwise disposed of. Any capital gain or loss will be long-term capital gain or loss if the holding period for the subscription rights exceeds one year at the time of sale or disposition. For this purpose, your holding period in subscription rights distributed to you will include your holding period in the shares of common stock with respect to which the subscription rights were distributed. The holding period for subscription rights that were purchased begins upon the purchase.

Distributions on Common Stock Received Upon Exercise of Subscription Rights

You will recognize ordinary income subject to federal income tax upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of current and accumulated earnings and profits will be qualified dividends and under current law will be taxed at the holder’s long-term capital gains tax rate. Under current law, the maximum long-term capital gains tax rate is 20%. Subject to specific requirements, certain U.S. Holders will be subject to a 3.8% Medicare tax (in addition to otherwise applicable federal income tax) on their investment income and gain, with limited exceptions. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights

If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 20%. Subject to specific requirements, certain U.S. Holders will be subject to a 3.8% Medicare tax (in addition to otherwise applicable federal income tax) on their investment income and gain, with limited exceptions. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, you may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless you: (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

The foregoing summary is included for general information only. Accordingly, you are urged to consult with your own tax advisor with respect to the particular Federal, State, local and foreign tax consequences of the receipt and exercise of subscription rights in this offering and the ownership and disposition of our common stock received on exercise of subscription rights applicable to your own particular tax situation.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA and the Code, which is referred to collectively as similar laws, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, which is referred to collectively as plans.

Subject to the considerations discussed below, we may accept subscriptions from investors (“Benefit Plan Investors”) using the plan assets of employee benefit plans and retirement arrangements (“Plans”), including, without limitation, (i) employee benefit plans subject to ERISA; (ii) plans and accounts subject to Section 4975 of the Code (including, without limitation, individual retirement accounts, individual retirement annuities, Archer MSAs, health savings accounts, Coverdell education savings accounts); and (iii) any entity deemed to hold “plan assets” of any such employee benefit plan or other plan described in (i) through (iii).

This discussion does not purport to constitute a thorough analysis of ERISA. ERISA and its accompanying regulations are complex, and to a great extent, have not yet been interpreted by the courts or administrative agencies. Fiduciaries of Benefit Plan Investors are encouraged to consult legal counsel before investing. Prospective Benefit Plan Investors are particularly advised to read and seek further advice concerning material in this offering that addresses the nature, volatility, diversification, and liquidity of an investment in shares of the Company.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA, and prohibits certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in shares of Class A common stock of a portion of the assets of any Plan, a fiduciary should, at a minimum, consider:

●	whether the investment is in accordance with the documents and instruments governing such Plan;

●	whether the investment is reasonably designed to further the Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment;

●	whether the investment satisfies the prudence and diversification requirements of ERISA, if applicable;

●	whether the investment will result in Unrelated Business Taxable Income (“UBTI”) to the Plan;

●	whether there is sufficient liquidity for the Plan, considering the minimum distribution requirements under the Code and the liquidity needs of such Plan, after taking this investment into account;

●	the need to value the assets of the Plan annually; and

●	whether the investment would constitute or give rise to a direct or indirect prohibited transaction under ERISA or the Code, if applicable.

In addition, a fiduciary’s evaluation of an investment must be based only on factors the fiduciary prudently determines are expected to have a material effect on the risk and/or return of an investment based on appropriate investment horizons consistent with the Plan’s objectives and funding policy, unless the fiduciary is unable to distinguish on the basis of such pecuniary factors alone and satisfies certain documentation requirements with respect to the investment decision.

ERISA also requires generally that the assets of employee benefit plans be held in trust and that the trustee, or a duly authorized investment manager (within the meaning of Section 3(38) of ERISA), has exclusive authority and discretion to manage and control the assets of the Plan. Persons who are fiduciaries of employee benefit plans subject to ERISA have certain duties imposed on them by ERISA and certain transactions between an employee benefit plan and the parties in interest with respect to such Plan (including fiduciaries) are prohibited. Similar prohibitions apply to retirement plans under the Code and IRAs and Keogh plans covering only self-employed individuals, which are not subject to ERISA but are, nevertheless, subject to the prohibited transaction rules under the Code. For purposes of both ERISA and the Code, any person who exercises any authority or control with respect to the management or disposition of the assets of a retirement plan is considered to be a fiduciary of such retirement plan (subject to certain exceptions not relevant here).

Annual Valuation Requirement

Fiduciaries of Benefit Plan Investors are required to determine the fair market value of the assets of such Plans at least on an annual basis. If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset’s value. Currently, neither the IRS nor the Department of Labor (“DOL”) has promulgated regulations specifying how “fair market value” should be determined.

Prohibited Transaction and Related Issues

Section 406 of ERISA and Section 4975 of the Code generally prohibit all Plans, including ERISA Plans from engaging in certain specified transactions involving plan assets with persons who are parties in interest within the meaning of Section 3(14) of ERISA or disqualified persons within the meaning of Section 4975 of the Code with respect to the Plan, referred to as parties in interest. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain Plans including those that are governmental plans, as defined in Section 3(32) of ERISA and Section 414(d) of the Code, certain church plans, as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made, and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under similar laws.

The acquisition or holding of shares of Class A common stock by a Plan with respect to which the Company or certain affiliates of the Company is or becomes a party in interest may constitute or result in prohibited transactions under Section 406 of ERISA or Section 4975 of the Code, unless the Class A common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, shares of Class A common stock may not be purchased or held by any Plan or any person investing Plan assets of any Plan, unless the purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or PTE, such as PTE 96-23, PTE 95-60, PTE 91-38, PTE 90-01 or PTE 84-14, issued by the U.S. Department of Labor, or the purchase and holding of shares of Class A common stock is not prohibited on some other basis, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Any person, Plan or other entity who or that acquires or holds Class A common stock shall be deemed to have represented that such acquisition or holding will not violate the prohibited transaction provisions of ERISA nor create any excise tax liability under Section 4975 of the Code.

Plans Having Prior Relationships with Teton Advisors, Inc. or any of its Affiliates.

Certain prospective Benefit Plan Investors may currently maintain relationships with the Company or other affiliated entities. Each of such persons may be deemed to be a party in interest to, or a fiduciary of, any Plan to which any of them provide investment management, investment advisory or other services. ERISA prohibits Plan assets to be used for the benefit of a party in interest and also prohibits a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Similar provisions are imposed by the Code. Benefit Plan Investors should consult with their counsel to determine if participation in the offering is a transaction which is prohibited by ERISA or the Code.

Also, similar laws governing the investment and management of the assets of governmental or non-United States plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above. Accordingly, fiduciaries of such governmental or non-United States plans, in consultation with their advisors, should consider the impact of their respective laws and regulations on an investment in the common stock and the considerations discussed above, if applicable.

The discussion of ERISA and the Code in this offering is general in nature and is not intended to be all inclusive. Any person considering an investment in the Class A common stock on behalf of a Plan should consult with its legal advisors regarding the consequences of such investment and consider whether the plan can make the representations noted above.

Further, the sale of investments to Plans is in no respect a representation by the Company or any other person associated with the sale of the Class A common stock that such securities meet all relevant legal requirements with respect to investments by Plans generally or by any particular Plan, or that such securities are otherwise appropriate for Plans generally or any particular Plan.

MANAGEMENT

Set forth below is information regarding our executive officers, directors and director nominees as of the date of this offering circular.

Name	Age	Position

Marc Gabelli	53	Chief Executive Officer and Chairman of the Board

Patrick Huvane	54	Chief Financial Officer

Casey Haars	42	Controller

Tiffany Hayden	39	Chief Compliance Officer

James C. Abbott	52	Director

Vincent J. Amabile	79	Director

Stephen G. Bondi	64	Director

Aaron J. Feingold	71	Director

Nicholas F. Galluccio	71	Director

Kevin M. Keeley	55	Director

Jason D. Lamb	49	Director

Herve D. Francois	53	Director

The following is a brief description of the principal occupation and business experience of each of our executive officers, directors and director nominees for the last 5 years.

Executive Officers

Marc Gabelli. Mr. Gabelli, age 53, has served as a member of our Board of Directors and Chairman since 2018 and as Chief Executive Officer since October 2021.  Since its formation, Mr. Gabelli has served as President and Director of GGCP, Inc., the parent company of the Gabelli organization (“GGCP”).  GGCP is the controlling shareholder of several investment advisory companies, including Teton, GAMCO Investors, Inc. (NYSE: GBL), and Associated Capital Group, Inc. (NYSE: AC) where Mr. Gabelli was President at its formation through to 2017.   He is Chairman of the LGL Group (NYSE: LGL) and the Gabelli Merger Plus Trust PLC (LSE: GMP), a London Stock Exchange listed company, and serves as a director of LICT Corporation.  Mr. Gabelli has been Co-Chief Executive Officer of Gabelli Securities International Ltd. since 1994, Managing Partner of Swiss based GGCP since 2012 and GAMA Funds Holdings GmbH since 2010 and Gabelli & Partners Italia Srl. and Gabelli Value for Italy SPA (IM: VALU), a Milan stock exchange listed corporation at formation in 2018. A fund manager since 1990, Mr. Gabelli’s focus is global value investments with portfolio assignments including alternative and traditional asset classes. Starting in the 1990’s, Mr. Gabelli managed several Morningstar five star mutual funds in the United States and Canada.  He managed the Lipper #1 ranked U.S. global equity mutual fund since inception, the Gabelli Global Growth, and in Canada managed the award winning five star SVC O’Donnell Mid Cap Value fund since inception.  In corporate matters, he assisted on various Gabelli group restructurings such as GAMCO’s initial public offering in 1999 and the subsequent formation of AC in 2015. He built the Gabelli hedge fund platform, Gabelli & Partners, LLC, and expanded the business internationally, opening GAMCO’s London and Tokyo offices.  In venture capital, Mr. Gabelli has been active in both early stage and growth investments as a fiduciary and as a General Partner, including OpNet Partners in 2001, a Gabelli venture capital fund focused on optical networking technologies. Today, he manages primarily alternative investments. Mr. Gabelli is active in a variety of charitable efforts in the United States, Europe and the United Kingdom.  He began his career with Lehman Brothers International in equity research covering international telecommunications and metals, mining and metallurgy companies, and later in equity arbitrage including cross asset special situations. He received a Bachelor’s degree in economics from Boston College, a Master’s in Government from Harvard University with research conducted through the Davis Center focusing on Russian agricultural trade policy, an MBA from the Massachusetts Institute of Technology, and is a graduate of the Fordham Preparatory School in the Bronx, New York.  We believe Mr. Gabelli is qualified to serve on our Board of Directors due to his business experience, contacts and relationships.

Patrick Huvane, CFA, CPA. Mr. Huvane, age 54, has served as Chief Financial Officer of Teton since April 2019. He has also served as Senior Vice-President, Business Development at The LGL Group, Inc. (NYSE: LGL) since April 2019. Mr. Huvane was Vice President, Finance and Accounting at LGL Systems Acquisition Corp. from September 2019 to August 2021. From 2007 to 2018, Mr. Huvane was employed at Tiptree Inc. (NASD: TIPT), a diversified financial services holding company, where he held various positions including Chief Accounting Officer. Mr. Huvane received a B.S. from Manhattan College and an MBA from New York University. He also served as a part-time adjunct faculty member at Manhattan College from 2008 to 2009.

Casey Haars, CPA. Mr. Haars, age 42, has served as Controller of Teton since February 2017. Mr. Haars is a finance and accounting executive with more than eighteen years of experience in the financial services sector.  He previously served as the Controller for the Keeley Companies for eight years, which managed $11B of assets.  The Keeley Companies consisted of an investment advisor, mutual funds, hedge funds and a broker-dealer.  Mr. Haars holds a B.A. from the University of Northern Iowa.

Tiffany Hayden. Ms. Hayden, age 39, has served as Chief Compliance Officer of Teton since January 2022 and has also served as Vice President – Director of Marketing since November 2021. Ms. Hayden joined Teton Advisors, Inc. in 2008 and where she has served in other capacities including Managing Director and Secretary. As Chief Compliance Officer, Ms. Hayden oversees the Company’s compliance program. As Director of Marketing, she oversees shareholder services, corporate development, marketing and client service for the Company. Prior to Teton, Ms. Hayden spent three years at Trust Company of the West (TCW) as a research and marketing associate for the Value Added/Value Opportunities investment team.  Prior to TCW, she worked for Econ One in Austin, Texas on an economic research project focused on actuarial modeling.  She holds a B.A. in Economics from the University of Texas at Austin.

Directors and Director Nominees

James C. Abbott, CFA, CAIA.  Mr. Abbott, age 52, has been a director of Teton since November 2021. Mr. Abbott is an investment management executive with more than twenty tears of leadership and entrepreneurial experience across diverse asset classes, geographies, and clients.  He served as Chairman and CEO of Carillon Tower Advisors where he founded and grew the multi-boutique, served as chair on multiple boards, and as President to a family of funds.  Previous experience includes asset management, private equity investing, and sustainability impact projects.  Mr. Abbott holds an MBA from the Wharton School of Business (University of Pennsylvania) and a B.A. from Brown University.

Vincent J. Amabile. Mr. Amabile, age 79, has been a director of Teton since May 2012. Mr. Amabile has managed a family partnership, Amabile Partners, since 2000. Prior to founding Amabile Partners, he spent six years at the investment bank, Superior Street Capital, as a Senior Advisor following 27 years managing Maro Leather Company, a private import-export company. Mr. Amabile began his career at Prudential Insurance Company in 1967, as an Investment Analyst. Mr. Amabile also serves as an advisor to GGCP, Inc. He serves on the JFK Medical Foundation Board in New Jersey. He previously served on the boards of the Gabelli Arbitrage Fund and Adelante Real Estate ETF. He holds an M.B.A. from Columbia Business School and a B.S. from Holy Cross College.

Stephen G. Bondi, CPA. Mr. Bondi, age 64, has been a director of Teton since May 2017. Mr. Bondi serves as Chief Compliance Officer & Chief Financial Officer (since July 2016) for Mittleman Investment Management, LLC, a subsidiary of Aimia Inc., and a provider of value-oriented investment advisory services to institutional investors and high-net-worth individuals. For six years prior, Mr. Bondi was the Chief Operating Officer of van Biema Value Partners, LLC (an investment advisor specializing in deep value hedge funds) overseeing the non-investment aspects of their business. Notably, Mr. Bondi served for nearly a decade as Executive Vice President, Chief Financial Officer & Chief Compliance Officer for Asset Alliance Corporation, a multi-faceted investment management firm, and also for almost eighteen years at GAMCO Investors, Inc. and certain related entities, rising to the role of Executive Vice President of Finance and Administration.  During his years at GAMCO, Mr. Bondi worked in various executive and board positions, being significantly involved with the firm’s accounting, finance, tax, compliance, and operations.  He began his career as an Accountant at Spicer & Oppenheim, performing audits of investment firms. Mr. Bondi received a B.B.A. from Hofstra University and an M.B.A. from Columbia Business School. Mr. Bondi is a member of both the American Institute of CPAs and the NY State Society of CPAs and serves as both board member and as the current President of The Safe Center LI, Inc., a non-profit charitable organization advocating for and assisting the victims of domestic violence and sexual abuse.

Aaron J. Feingold, M.D. Dr. Feingold, age 71, has been a director of Teton since May 2018. Dr. Feingold is President and founder of the Raritan Bay Cardiology Group located in Edison, New Jersey. It is one of the largest cardiology groups in New Jersey and specializes in all non invasive and invasive cardiology treatments. Dr. Feingold is the Chairman of Cardiology at the Hackensack-Meridian Medical Center, JFK Division, where he directs 70 Board Certified Cardiologists. He is responsible for the business management of the cardiology practice. Furthermore, Dr. Feingold is the Director of Cardiology Strategic Integration of the Medical Center. Dr. Feingold is a graduate of Union College and received his medical degree from the Chicago Medical School-Rosalind Franklin University of Medicine and Science. Dr. Feingold performed a medical residency in Internal Medicine at New York Medical College and a Cardiology Fellowship at New York University Medical Center. He is Board Certified in Internal Medicine and Cardiology and is an elected Fellow of the American College of Cardiology, “FACC”. Dr. Feingold has been selected as a recipient of many awards and distinctions. He has authored a book and articles dealing with medical ethics and also has extensive philanthropic interests. Lastly, Dr. Feingold has been involved in real-estate land development, medical office building ownership, and investments in multiple tech start ups.

Nicholas F. Galluccio. Mr. Galluccio, age 71, has been a director of Teton since October 2008. From July 2008 to September 2021, Mr. Galluccio was President and Chief Executive Officer of Teton Advisors, Inc. Mr. Galluccio is the Chairman of Teton Advisors, LLC and is also the portfolio manager of the Teton Small Cap Select Value Strategy and the Keeley Teton Small-Mid Cap Value Strategy. Mr. Galluccio joined Teton Advisors, Inc. in 2008, after a 25-year career at Trust Company of the West where he was Group Managing Director, U.S. Equities, and led the investment team for the TCW SmallCap Value Added and TCW MidCap Value Opportunities equity strategies. He was senior portfolio manager and co-managed both strategies since their inception. Prior to TCW, he was with Lehman Brothers Kuhn Loeb where he was a security analyst specializing in the semiconductor industry. Prior to Lehman Brothers, Mr. Galluccio was a staff writer for Forbes magazine. He holds an M.B.A. from Columbia Business School, an M.A. from Columbia University and a B.A. from the University of Hartford. Mr. Galluccio serves on the University of Hartford Board of Regents.

Kevin M. Keeley. Mr. Keeley, age 55, has been a director of Teton since January 2019. Mr. Keeley is President of Keeley Teton Advisors, LLC. He joined Keeley Teton upon its operational inception on March 1, 2017 and has 26 years of marketing and management experience. Previously, Mr. Keeley served as President (2015-2017) of Keeley Asset Management Corp. (“KAMCO”), the firm founded by his late father, John L. Keeley Jr. Before joining KAMCO in 2005, he held senior marketing and sales management roles in various professional services organizations, including CenturyLink. Mr. Keeley graduated from Indiana University. In addition to his roles with Keeley Teton and the KEELEY Funds, he is the Managing Partner of Joley Partners, LLC, a family office entity. Mr. Keeley also serves as both an Officer and Director for the Keeley Family Foundation, a charitable not-for-profit corporation, President of the Prairie Trail Federation, Inc., a not-for-profit civic and charitable organization, and Trustee of the Chicago Zoological Society, serving on the Finance & Investment Committee.

Jason D. Lamb. Mr. Lamb, age 49, has been a director of Teton since September 2021. Mr. Lamb is a special advisor to the LGL Systems Acquisition Corporation which successfully completed a merger with the cyber security company, IronNet Inc. in August 2021. Mr. Lamb serves as the Chief Strategy Officer for BlackSea Technologies, a private equity rollup established to develop innovative defense technologies in the maritime domain. In 2016, Mr. Lamb founded Hard Yards, a product development consultancy, and served as a systems engineering technical advisor for the Defense Advanced Research Projects Agency (DARPA) while building the consulting practice. Mr. Lamb is a former Navy SEAL officer and brings more than 20 years of deep special operations and intelligence community expertise. He holds an MBA from the University of Virginia Darden School of Business with a focus on venture capital and entrepreneurial studies. Jason also earned an M.S. in the Management of Information Technology from the University of Virginia, an M.A. in National Security and Strategic Studies from the Naval War College, and a B.S. in Political Science from the United States Naval Academy.

Herve D. Francois. Mr. Francois, age 53, has been a director of Teton since May 2022. Mr. Francois is a multifamily real estate investor. Since 2018, Mr. Francois has personally participated in over 15 real estate transactions totaling over $3M. As well, Mr. Francois is a General Partner in five multifamily syndicated offerings with a combined value of over $95M and ownership of over 1,200 units. Mr. Francois is also a Limited Partner in three multifamily syndications totaling over $75M and a $220m mixed-use retail syndication. Mr. Francois has held positions as a Financial Analyst and Institutional Equity Sales Manager at Citigroup, Credit Suisse First Boston, and several other investment banking firms over a 23-year career on Wall Street. As a Financial Analyst, Mr. Francois covered a broad number of Technology stocks and ranked 3rd place in Stock Picking category in Wall Street Journal’s “Best Analyst’s On The Street” for 2002. Mr. Francois also led U.S. Equity Sales at Mizuho Securities and its first full year of operation, was a top producer generating over $7M in trading commissions and investment banking revenue while opening over 150 new client accounts. Mr. Francois holds an M.B.A. from Georgetown University and a B.A. in Economics from Boston College.

Board of Directors and Corporate Governance

Our Board of Directors is currently set at nine directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our Board of Directors.

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The Board of Directors periodically reviews relationships that directors have with our Company to determine whether the directors are independent. Directors are considered “independent” as long as (i) they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, (ii) are not an affiliated person of our Company (e.g., an officer or a greater than 10% stockholder) and (iii) are independent within the meaning of applicable United States laws, regulations and The Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules. The Board of Directors has determined that James C. Abbott, Vincent J. Amabile, Stephen G. Bondi, Aaron J. Feingold, and Jason D. Lamb are independent within the meaning of the Nasdaq Marketplace Rule cited above. In the case of Marc Gabelli, Nicholas F. Galluccio and Kevin M. Keeley, their position as an executive officer of our Company or one of its subsidiaries precludes them from being considered independent within the meaning of The Nasdaq Capital Market listing rules.

Board Committees

Teton Advisors, Inc. has an Audit Committee comprised of Stephen G. Bondi, CPA (Chairman) and Aaron J. Feingold, M.D. The Auditor is RSM US LLP. The Audit Committee regularly meets with our independent registered public accounting firm to ensure that satisfactory accounting procedures are being followed and that internal accounting controls are adequate, reviews fees charged by the independent registered public accounting firm, and selects our independent registered public accounting firm.

Teton Advisors, Inc. also has a Compensation Committee comprised of Aaron J. Feingold, M.D. (Chairman), and James C. Abbott. The Compensation Committee generally reviews benefits and compensation for the Company’s executive officers and administers our Amended and Restated Stock Award and Incentive Plan.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

●	for any breach of a duty of loyalty to us or our stockholders;

●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	for any transaction from which the director derived an improper personal benefit; or

●	for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our Amended and Restated Bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the Amended and Restated Bylaws are not exclusive.

The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that the limitation of liability and indemnification provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are necessary to attract and retain qualified person as directors and executive officers.

EXECUTIVE COMPENSATION

Compensation of Directors

Directors that are considered independent receive a fee of $1,250 for each Board meeting and $1,250 for each committee meeting and a $20,000 annual retainer. Each committee chairperson also receives $10,000 annual retainer. Directors who are also officers of Teton or any of its subsidiaries or affiliates receive no compensation for attendance at a Board or Committee meeting. The aggregate annual compensation for the Company’s directors as a group for the fiscal year ended December 31, 2021 was $113,750. The group consisted of six non-employee directors.

The following table sets forth the cash and non-cash compensation awarded to or earned by each individual who served as a member of our Board of Directors during the year ended December 31, 2021.

Name	Cash Compensation	Other Compensation	Total
Marc Gabelli	$0	$0	$0

James C. Abbott	$6,250	$0	$6,250

Vincent J. Amabile	$28,750	$0	$28,750

Stephen G. Bondi	$42,500	$0	$42,500

Aaron J. Feingold	$30,000	$0	$30,000

Nicholas F. Galluccio	$0	$0	$0

Kevin M. Keeley	$0	$0	$0

Jason D. Lamb	$6,250	$0	$6,250

David M. Goldman	$0	$0	$0

Compensation of Executive Officers

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our Company during the years ended December 31, 2021 and 2020; and (ii) each other individual that served as an executive officer of our Company at the conclusion of the years ended December 31, 2021 and 2020 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are the “named executive officers” of our Company.

Name and Position	Year	Cash Compensation	Other Compensation		Total
Marc Gabelli	2021	$0	$0		$0
Chief Executive Officer and Chairman of the Board	2020	$0	$0		$0

Nicholas F. Galluccio	2021	$250,000	$0		$250,000
Former President and Chief Executive Officer	2020	$250,000	$0		$250,000

Patrick Huvane	2021	$215,000	$164,250	(1)	$379,250
Chief Financial Officer	2020	$177,500	$0		$177,500

Casey Haars	2021	$215,000	$109,500	(2)	$324,500
Controller	2020	$186,667	$0		$186,667

Tiffany Hayden	2021	$160,000	$109,500	(3)	$269,500
Chief Compliance Officer	2020	$120,000	$0		$120,000

(1)	Consists of 7,500 shares of Class A common stock underlying unvested RSAs granted to Mr. Huvane.

(2)	Consists of 5,000 shares of Class A common stock underlying unvested RSAs granted to Mr. Haars.

(3)	Consists of 5,000 shares of Class A common stock underlying unvested RSAs granted to Ms. Hayden.

Employment and Consulting Agreements

Prior to completion of the offering, we expect to enter into an employment agreement with Marc Gabelli, our Chairman of the Board and Chief Executive Officer. Under the employment agreement, for managing or overseeing the management of investment companies or partnerships, attracting mutual fund accounts or partnership investments, attracting or managing separate accounts, providing investment banking services or otherwise generating revenues for the Company or its subsidiaries, Marc Gabelli will be paid a percentage of the revenues or net operating contribution related to or generated by such business activities (the “Revenue Fee”). In addition, the employment agreement provides that Marc Gabelli or an entity designated by him will be entitled to receive an incentive-based management fee in the amount of twenty percent (20%) of the aggregate annual earnings before interest, tax, depreciation and amortization (EBITDA), if any, as computed for financial reporting purposes in accordance with generally accepted accounting principles as applied by the Company and its subsidiaries from time to time, of the Company and each of its subsidiaries before consideration of this fee, less applicable payroll and tax deductions, accrued monthly and payable at least annually (the “Management Fee”) but in no event later than March 15 of the year following the year with respect to which the Management Fee is being paid. A committee or subcommittee (comprised solely of independent directors) of the Board of Directors of the Company will review at least annually all Management Fee payments for compliance with the terms hereof. The Management Fee is separate and distinct from the Revenue Fee. The employment agreement also provides that in the event of a change of control of the Company, Marc Gabelli would be entitled to receive a payment in an amount equal to 3% of the increase in the economic business value of the Company from the start of his employment and the consummation of the change of control.

Amended and Restated Stock Award and Incentive Plan

In February 2014, our Board of Directors adopted our Stock Award and Incentive Plan (the “Existing Plan”). In April 2022, our Board of Directors adopted our Amended and Restated Stock Award and Incentive Plan, subject to the approval of the stockholders (as amended, the “Amended and Restated Stock Award and Incentive Plan”), which amends and restates the Existing Plan to (i) increase the number of authorized shares of Class common stock currently available for issuance under the Existing Plan from 100,000 to 200,000 (subject to adjustment for stock splits, stock dividends and similar events) and (ii) add a provision whereby the number of shares of Class A common stock available for issuance under the Amended and Restated Stock Award and Incentive Plan shall automatically increase on the first trading day of January of each calendar year during the term of the Amended and Restated Stock Award and Incentive Plan, beginning with calendar year 2023, by an amount equal to either (1) 5% of the combined number of outstanding shares of Class A common stock and Class B common stock on the last trading day of the immediately preceding calendar year or (2) a lesser amount as determined by the Board in its discretion prior to the date of the increase. Subject to the approval of stockholders, the Amended and Restated Stock Award and Incentive Plan replaces the Existing Plan and, to the extent permitted by applicable law, the provisions of the Amended and Restated Stock Award and Incentive Plan apply with retroactive effect to the awards granted under the Existing Plan.

The Amended and Restated Stock Award and Incentive Plan is designed to serve as an incentive for attracting and retaining qualified and motivated employees, officers, directors, consultants and other persons who provide services to us. The Amended and Restated Stock Award and Incentive Plan is administered by a compensation committee appointed by the Board of Directors (the “Administrator”). The Administrator interprets the Amended and Restated Stock Award and Incentive Plan and is authorized to grant awards thereunder to all eligible employees, directors and eligible contractors of our Company, or of subsidiaries or affiliates of our Company.

The Amended and Restated Stock Award and Incentive Plan provides for the granting of “incentive stock options” (as defined in Section 422 of the Code), non-statutory stock options, stock appreciation rights (either in connection with stock options granted under the Amended and Restated Stock Award and Incentive Plan or independently of options), restricted stock, restricted stock units, dividend equivalents and other stock-or cash-based awards. Options may be granted under the Amended and Restated Stock Award and Incentive Plan on such terms and at such prices as determined by the Administrator, except that the per share exercise price of the “incentive stock options” cannot be less than the fair market value of our stock on the date of grant. Each option will be exercisable after the period or periods specified in the stock option agreement, but all stock options must be exercised within ten years from the date of grant. Unless determined otherwise by the Administrator, options granted under the Amended and Restated Stock Award and Incentive Plan are not transferable other than by will or by the laws of descent and distribution. The Administrator has the authority to amend or terminate the Amended and Restated Stock Award and Incentive Plan, provided that no amendment shall be made without stockholder approval if such stockholder approval is necessary to comply with any tax or regulatory requirement.

Outstanding Equity Awards at December 31, 2021

Between 2014 and 2017, the Board granted 17,500 restricted stock awards (“RSAs”) to employees pursuant to the Existing Plan, which vest and become transferable three years from the grant date with respect to forty percent (40%) of the RSAs and five years from the grant date with respect to sixty percent (60%) of the RSAs. As of December 31, 2021, 2,500 of these RSAs are vested with 15,000 RSAs forfeited.

The Board granted 17,500 RSAs to employees on May 10, 2019 pursuant to the Existing Plan, which will vest and become transferable three years from the grant date with respect to forty percent (40%) of the RSAs and five years from the grant date with respect to sixty percent (60%) of the RSAs. As of December 31, 2021, 17,000 of these RSAs are still unvested with 500 RSAs forfeited during 2020.

The Board granted 25,000 RSAs to Marc Gabelli, our Chairman and Chief Executive Officer on August 19, 2019 pursuant to the Existing Plan, which will vest and become transferable three years from the grant date with respect to forty percent (40%) of the RSAs and five years from the grant date with respect to sixty percent (60%) of the RSAs. As of December 31, 2021, these 25,000 RSAs are still unvested.

The Board granted 17,500 RSAs to employees on December 29, 2021 pursuant to the Existing Plan, which will vest and become transferable three years from the grant date with respect to forty percent (40%) of the RSAs and five years from the grant date with respect to sixty percent (60%) of the RSAs. As of December 31, 2021, these 17,500 RSAs are still unvested.

As of December 31, 2021, there were 59,500 shares of Class A common stock underlying RSAs issued under the Existing Plan (of which 42,500 were held by officers and directors of the Company), and 38,000 shares of Class common stock available for future grant under the Existing Plan. As of May 24, 2022, upon the passing of the Amended and Restated Stock Award and Incentive Plan Proposal at our 2022 Annual Meeting, there were 138,000 shares of Class A common stock available for future grant under the Amended and Restated Stock Award and Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Related Party Transactions

Mario J. Gabelli (“Mr. Gabelli”) is the controlling stockholder of Teton through the shares he owns in his name and through his control of GGCP Holdings LLC, a wholly owned subsidiary of GGCP, Inc. (“GGCP”), a private company controlled by Mr. Gabelli. Mr. Gabelli owned approximately 22.9% of Teton’s aggregated Class A common stock and Class B common stock and GGCP Holdings LLC owned approximately 37.8% of Teton’s aggregated Class A common stock and Class B common stock as of December 31, 2021.

Teton invests a portion of its cash in a money market mutual fund managed by Gabelli Funds, LLC (“Gabelli Funds”). Gabelli Funds is owned 100% by GAMCO Investors, Inc. (“GAMCO”), a majority-owned subsidiary of GGCP. At December 31, 2021, 2020 and 2019 Teton had $2,446,624, $8,761,351 and $6,605,042, respectively, in this money market fund and earned interest income of $253, $39,849 and $111,441, respectively.

G.distributors, a subsidiary of GAMCO, serves as the principal distributor for the Funds. Teton has a mutual fund distribution services agreement with G.distributors for general oversight, compliance and registration activities related to the distribution of the Keeley Funds. The fees related to the distribution services agreement were $180,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company pays G.distributors distribution sales fees which include wholesaler commissions, third-party mutual fund platform fees and wholesaler reimbursements related to the sales of its funds. These distribution sales fees were $318,437, $442,796 and $627,750 for the years ended December 31, 2021, 2020 and 2019, respectively.

Teton receives distribution fee income from G.distributors on the Class C Fund Shares sold. For the years ended December 31, 2021, 2020 and 2019 distribution fees were $30,105, $51,929 and $103,722, respectively. As distributor, G.distributors also incurs certain promotional and distribution costs, which are related to the sale of Fund shares and expensed as incurred.

The Company pays GAMCO a fixed administrative and management services fee pursuant to a contractual agreement. The amounts paid were $50,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company has a marketing and administrative fee agreement with GAMCO which is based on the average net assets of the TETON Westwood Funds. The marketing and administrative fees paid to GAMCO were $1,436,309, $1,324,788 and $1,750,220 for the years ended December 31, 2021, 2020 and 2019, respectively. Fees are 20 basis points on the first $370 million of average net assets, 12 basis points on average net assets from $370 million to $1.0 billion and 10 basis points on average net assets greater than $1.0 billion. As a result, the effective rate for 2021, 2020 and 2019 was 15.1, 15.4, and 13.9 basis points, respectively. Teton and GAMCO have also entered into an administrative and management services agreement. Under the agreement, Teton paid GAMCO $50,000 for each of the years ended December 31, 2021, 2020 and 2019, respectively. Teton paid GAMCO sub-advisory fees on the TETON Westwood Mighty Mites Fund and TETON Westwood Convertible Securities Fund totaling $2,523,875, $2,312,961 and $3,494,412 for the year ended December 31, 2021, 2020 and 2019, respectively.

The Company pays GAMCO sub-advisory fees at an annualized rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites Fund and the TETON Westwood Convertible Securities Fund. The sub-advisory fees were $2,523,875, $2,312,961 and $3,494,412, respectively.

Teton’s receivables and payables to affiliates are non-interest bearing and are receivable and payable on demand. At December 31, 2021 and 2020, the amount payable to GAMCO was $395,745 and $434,416, respectively; within these amounts includes the payable relating to wholesaler commissions which was $47,330 and $79,653, respectively. The amount receivable from GAMCO at December 31, 2021 and 2020 was $2,800 and $6,202, respectively.

Teton subleased office space located at One Corporate Center, Rye, New York from GAMCO and an affiliate. These sublease payments totaled $90,465 and $92,697 for the years ended December 31, 2021 and 2020, respectively. On December 16, 2021, Teton terminated both subleases.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our Company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of May 26, 2022, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our directors and director nominees;

●	each of our executive officers; and

●	all our directors, director nominees and executive officers as a group.

Shares beneficially owned and percentage ownership before this offering is based on 991,395 shares of Class A common stock and 329,093 shares of Class B common stock, outstanding as of May 26, 2022.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of Class A common stock issuable upon conversion of preferred stock or other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage of Class Beneficially Owned” column of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such column may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 189 Mason Street, Greenwich, Connecticut 06830, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Name of Beneficial Owner	Title of Class	Number of Shares		Percentage of Class Beneficially Owned
Marc Gabelli, Chairman and Chief Executive Officer	Class A	15,000	(1)	1.51%
	Class B	22		0.00%
Patrick Huvane, Chief Financial Officer	Class A	-	(2)	-%
	Class B	-		-%
Casey Haars, Controller	Class A	-	(3)	-%
	Class B	-		-%
Tiffany Hayden, Chief Compliance Officer	Class A	2,104	(4)	0.21%
	Class B	-		-%
James C. Abbott, Director	Class A	6,000		0.61%
	Class B	-		-%
Vincent J. Amabile, Director	Class A	-		-%
	Class B	-		-%
Stephen G. Bondi, Director	Class A	1,000		0.10%
	Class B	5		0.00%
Aaron J. Feingold, Director	Class A	2,000		0.20%
	Class B	-		-%
Nicholas F. Galluccio, Director	Class A	124,849		12.59%
	Class B	-		-%
Kevin M. Keeley, Director	Class A	97,342	(5)	7.57%
	Class B	-		-%
Jason D. Lamb, Director	Class A	2,000		0.20%
	Class B	-		-%
Herve D. Francois, Director Nominee	Class A	-		-%
	Class B	-		-%
All directors, director nominees and executive officers as a group (12 persons)	Class A	250,295		22.99%
	Class B	27		0.00%
Mario J. Gabelli	Class A	499,399	(6)	50.37%
	Class B	302,699	(7)	91.97%

(1)	Excludes 25,000 shares of Class A common stock underlying unvested RSAs held by Marc Gabelli.

(2)	Excludes 7,500 shares of Class A common stock underlying unvested RSAs held by Mr. Huvane.

(3)	Excludes 5,000 shares of Class A common stock underlying unvested RSAs held by Mr. Haars.

(4)	Excludes 5,000 shares of Class A common stock underlying unvested RSAs held by Ms. Hayden.

(5)	Represents (i) 87,342 shares of Class A common stock held by John L Keeley Jr. Enterprises, a company in which Mr. Keeley holds voting and dispositive power with respect to such shares, and (ii) 10,000 shares of Class A common stock held by The Keeley Family Foundation, an entity in which Mr. Keeley holds voting and dispositive power with respect to such shares.

(6)	Represents (i) 299,200 shares of Class A common stock held directly by Mario J. Gabelli and (ii) 200,199 shares of Class A common stock held by GGCP Holdings LLC (“GGCP Holdings”). Mr. Gabelli may be deemed to have beneficial ownership of the Class A common stock held by Holdings on the basis of (i) his position as the CEO of, a director of, and the controlling shareholder of GGCP, Inc., which is the manager and the majority member of GGCP Holdings, and (ii) a certain profit interest in Holdings. Mr. Gabelli disclaims beneficial ownership of the shares owned by GGCP Holdings except to the extent of his pecuniary interest therein. Mr. Gabelli’s address is 191 Mason Street, Greenwich, CT 06830.

(7)	Represents (i) 3,643 shares of Class B common stock held directly by Mario J. Gabelli, (ii) 299,026 shares of Class B common stock held by GGCP Holdings. Mr. Gabelli may be deemed to have beneficial ownership of the Class B common stock held by GGCP Holdings on the basis of (i) his position as the CEO of, a director of, and the controlling shareholder of GGCP, Inc., which is the manager and the majority member of GGCP Holdings, and (ii) a certain profit interest in GGCP Holdings. Mr. Gabelli disclaims beneficial ownership of the shares owned by GGCP Holdings except to the extent of his pecuniary interest therein. Mr. Gabelli’s address is 191 Mason Street, Greenwich, CT 06830.

DESCRIPTION OF SECURITIES

The following information concerning our capital stock summarizes provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and statutes regulating the rights of holders of our capital stock, including holders of our Class A common stock and Class B common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of Delaware.

General

Our Amended and Restated Certificate of Incorporation authorizes us to issue an aggregate of 7,500,000 shares, consisting of (i) 5,150,000 shares of Class A common stock, par value $0.001 per share, (ii) 2,000,000 shares of Class B common stock, par value $0.001 per share, and (iii) 350,000 shares of preferred stock, par value $0.001 per share.

At May 26, 2022, we had 991,395 shares of Class A common stock issued and outstanding, 329,093 shares of Class B common stock issued and outstanding, 208,605 shares of Class A common stock held in treasury, and 470,908 shares of Class B common stock held in treasury. In 2017, we designated and issued 75,000 shares of preferred stock as Series A Preferred Stock, and by the end of calendar year 2018, all 75,000 issued shares of such Series A Preferred Stock were redeemed by the Company and cancelled. Accordingly, as of June 2, 2022, 275,000 shares of preferred stock are currently available for designation and issuance as new series of preferred stock.

Subscription Rights

Common Shareholders will receive three (3) transferable subscription rights for each share of Class A common stock and three (3) transferable subscription rights for each share of Class B common stock held of record as of 5:00 p.m., New York, New York time on June 3, 2022, the record date of the rights offering. Subscription rights may be exercised at any time during the subscription period, which commences on June 3, 2022, through the expiration date for the rights offering, which is 5:00 p.m., New York, New York time, on September 21, 2022. For every nine (9) rights that you own, you will be entitled to buy from us one share of Class A common stock at the subscription price of $15.50. You may exercise your basic subscription right for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

The Class A common stock to be issued upon exercise of the subscription rights in the rights offering will, like our existing shares of Class A common stock, be quoted on the OTC Pink under the symbol “TETAA”. The subscription rights granted to you are transferable until the Expiration Date and, therefore, you may sell, transfer or assign your subscription rights to anyone during the offering period. We intend to apply to have such subscription rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the subscription rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the subscription rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the subscription rights will develop or, if a market does develop, of the prices at which the subscription rights will trade or whether such market will be sustainable throughout the period when the rights are transferable If trading of the subscription rights on the OTC Pink does not occur during the subscription period, rights holders may still effectuate off-market transfers of their subscription rights until the Expiration Date. Rights acquired in the secondary market may not participate in any Over-Subscription Privilege offered.

Common Stock

Each share of our Class A common stock has the same relative rights as, and is identical in all respects with, each other share of Class A common stock. Each share of our Class B common stock has the same relative rights as, and is identical in all respects with, each other share of Class B common stock.

Dividends. We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. See “Our Policy Regarding Dividends.” The holders of our Class A common stock and Class B common stock are entitled to receive and, on a pari passu basis, share in any dividends declared by our Board of Directors out of legally available funds; provided, however, that in the event a dividend is paid in the form of shares of our Class A common stock or Class B common stock, then holders of our Class A common stock will receive shares of Class A common stock and holders of our Class B common stock will receive shares of our Class B common stock.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Company, either voluntarily or involuntarily, after payment or provision for payment of all of our debts and liabilities, including all deposit accounts and accrued interest thereon, the holders of our Class A common stock and Class B common stock have the right to receive in proportion to the amount of such stock owned by each holder all of our remaining assets available for distribution.

Voting Rights. The holders of our Class A common stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of stockholders. Except as required by applicable law, the holders of Class A common stock and Class B common stock must vote together as a single class with respect to any and all matters submitted to a vote of stockholders.

Conversion Rights. The holders of our Class A common stock do not have any conversion rights. At any time subject to certain mechanics set forth in our Amended and Restated Certificate of Incorporation, the holders of our Class B common stock may convert any or all of the shares of Class B common stock held by such person into fully paid and nonassessable shares of our Class A common stock at a conversion rate of one share of Class A common stock for each share of Class B common stock (the “Conversion Rate”); provided, however, that no less than ten (10) shares of Class B common stock may be converted at any one time by a particular holder unless the holder then holds less than ten (10) shares of Class B common stock and converts all such shares held by such holder at that time. No fractional shares of our Class A common stock will be issued upon conversion of Class B common stock.

If at any time or from time to time we either (i) effect a stock split of the outstanding shares of our Class A common stock without effecting a stock split of the outstanding shares of our Class B common stock or (ii) combine the outstanding shares of our Class B common stock without similarly combining shares of our Class A common stock, the Conversion Rate will be proportionally increased. If at any time or from time to time we (i) effect a stock split of the outstanding shares of our Class B common stock without effecting a stock split of the outstanding shares of our Class A common stock or (ii) combine the outstanding shares of our Class A common stock without similarly combining the shares of our Class B common stock, the Conversion Rate will be proportionally decreased.

Preferred Stock

Under our Amended and Restated Certificate of Incorporation, our Board of Directors has the authority, without further action by the stockholders, to issue up to 350,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A common stock and Class B common stock is American Stock Transfer & Trust Company, LLC.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

As permitted by the Delaware General Corporation Law, provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

●	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our Amended and Restated Bylaws provide that:

●	we will indemnify our directors, officers and certain employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

●	we will advance expenses, including attorneys’ fees, to our directors, officers and certain employees in connection with legal proceedings, upon receipt of an undertaking satisfactory to our Board of Directors and subject to limited exceptions.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BYLAWS

Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the Delaware General Corporation Law contain certain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the Delaware General Corporation Law.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law, an anti-takeover provision, generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10.0% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

●	the owner of 15.0% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

●	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

●	our Board of Directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

●	on or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our stockholders may, by adopting an amendment to our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, elect for us not to be governed by Section 203, effective 12 months after adoption. Currently, neither our Amended and Restated Certificate of Incorporation nor our Amended and Restated Bylaws exempt us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors.

Certificate of Incorporation

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Amended and Restated Certificate of Incorporation provides otherwise. Neither our Amended and Restated Certificate of Incorporation nor our Amended and Restated Bylaws provide for cumulative voting.

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Amendment to Charter. In order to amend, alter, change or repeal any provision contained in our Amended and Restated Certificate of Incorporation, there must be either (i) approval by the holders of a majority of our outstanding common stock entitled to vote or (ii) approval by a majority of our Board of Directors.

Bylaws

Board Composition and Filling Vacancies. Our Amended and Restated Bylaws provide that directors may be removed with or without cause at any time by the affirmative vote of the holders of a majority of the shares then entitled to vote for the election of directors at any annual or special meeting of the stockholders called for that purpose. Vacancies occurring in any directorship and newly created directorships may be filled by a majority vote of the remaining directors then in office. Any director so chosen will hold office for the unexpired term of his or her predecessor and until a successor is elected and qualified or until his or her earlier death, resignation or removal.

Special Meetings. Our Amended and Restated Bylaws provide that special meetings of stockholders, unless otherwise prescribed by statute, (i) may be called by the Chairman of the Board, the Chief Executive Officer or by resolution of the Board of Directors, and (ii) must be called by the Chief Executive Officer or Secretary upon the written request of not less than 10.0% in interest of the stockholders entitled to vote thereat and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Advance Notice Requirements. Our Amended and Restated Bylaws establish advance notice procedures for stockholders seeking to bring business before an annual or special meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our Secretary or Chief Executive Officer prior to the meeting at which the action is to be taken.

Amendment to Bylaws. The amendment provisions of our Amended and Restated Bylaws provide that our Bylaws may be amended or repealed or new bylaws may be adopted by an affirmative vote of a majority of our Board of Directors. Any bylaws adopted by our Board of Directors may be amended or repealed by the holders of a majority of our outstanding common stock entitled to vote.

EXPERTS

The consolidated statements of financial condition of Teton Advisors, Inc. as of December 31, 2021 and 2020, and for each of the years in the three year period ended December 31, 2021, have been audited by RSM US LLP, an independent auditor, as stated in their report thereon and included in this Offering Circular, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the issuance of the shares of our Class A common stock being offered by this offering circular as our counsel.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Class A common stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

CONSOLIDATED FINANCIAL STATEMENTS

TETON ADVISORS, INC. AND SUBSIDIARIES

Independent Auditor’s Report

Board of Directors

Teton Advisors, Inc.

Opinion

We have audited the consolidated financial statements of Teton Advisors, Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial condition as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

Chicago, Illinois
March 31, 2022

TETON ADVISORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Revenues
Investment advisory fees, net	$16,404,470	$13,704,762	$20,637,324
Distribution fees	30,105	51,929	103,722
Other income, net	3,442	50,422	135,145
Total revenues	16,438,017	13,807,113	20,876,191
Operating expenses
Compensation	5,501,495	4,575,357	5,654,516
Marketing and administrative fees	1,436,309	1,324,788	1,750,220
Distribution expenses	1,704,012	1,718,386	2,153,478
Advanced commissions	18,296	47,398	89,022
Sub-advisory fees	2,780,853	2,555,063	3,763,422
Other operating expenses	1,567,796	1,652,141	1,972,286
Total operating expenses	13,008,761	11,873,133	15,382,944
Income before interest, taxes, depreciation, amortization and impairment	3,429,256	1,933,980	5,493,247
Interest expense	-	-	426,822
Depreciation and amortization expense	358,077	792,350	851,266
Impairment of intangible assets	-	5,550,000	8,220,000
Income (loss) before income taxes	3,071,179	(4,408,370)	(4,004,841)
Income tax provision (benefit)	729,180	(854,557)	(1,402,514)
Net income (loss)	$2,341,999	$(3,553,813)	$(2,602,327)
Net income (loss) per share:
Basic	$1.86	$(2.82)	$(2.06)
Fully diluted	$1.85	$(2.82)	$(2.06)
Weighted average shares outstanding:
Basic	1,260,988	1,261,293	1,262,491
Fully diluted	1,268,828	1,261,293	1,262,491

Dividends declared - per share	$-	$0.05	$0.20

The accompanying notes are an integral part of these financial statements.

TETON ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2021, and 2020

	2021	2020
ASSETS

Cash and cash equivalents	$21,506,861	$9,556,418
Investment advisory fees receivable	1,374,135	1,156,033
Deferred tax asset	3,452,913	3,667,321
Distribution and shareholder service expense reimbursement receivable	53,086	47,767
Income tax receivable	-	156,841
Receivable from affiliates	2,800	6,202
Intangible assets, net (Note B)	3,699,909	4,025,807
Contingent deferred sales commissions	17,827	8,061
Right-of-use assets	385,352	1,054,287
Other assets (net of accumulated depreciation of $46,326 and $63,550, respectively)	276,039	395,507
Total assets	$30,768,922	$20,074,244

LIABILITIES AND STOCKHOLDERS’ EQUITY

Due to broker	$7,999,316	$-
Compensation payable	707,926	131,779
Payable to affiliates	395,745	434,416
Distribution costs payable	233,409	209,793
Income tax payable	23,225	-
Lease liabilities	447,469	1,139,543
Accrued expenses and other liabilities	1,205,724	1,250,622
Total liabilities	11,012,814	3,166,153

Stockholders’ equity:
Preferred stock, $0.001 par value; 80,000 shares authorized; none issued and outstanding	-	-
Class A common stock, $0.001 par value; 1,700,000 shares authorized; 1,036,706 and 1,019,042 shares issued, respectively; 991,395 and 973,731 outstanding, respectively	974	974
Class B common stock, $0.001 par value; 800,000 shares authorized; 792,000 shares issued; 329,092 and 329,257 shares outstanding, respectively	339	339
Additional paid-in capital	5,297,930	4,791,912
Treasury stock, at cost (45,311 class A shares and 443 class B shares and 45,311 class A shares and 443 class B shares, respectively)	(1,185,409)	(1,185,409)
Retained earnings	15,642,274	13,300,275
Total stockholders’ equity	19,756,108	16,908,091
Total liabilities and stockholders’ equity	$30,768,922	$20,074,244

The accompanying notes are an integral part of these financial statements.

TETON ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

	Common	Common	Additional
	Stock	Stock	Paid-in	Treasury	Retained
	Class A	Class B	Capital	Stock	Earnings	Total
Balance at December 31, 2018	$974	$339	$4,031,674	$(1,066,021)	$19,841,778	$22,808,744

Net loss	-	-	-	-	(2,602,327)	(2,602,327)
Stock based compensation	-	-	258,554	-	-	258,554
Stock buyback	-	-	-	(119,388)	-	(119,388)
Dividends declared	-	-	-	-	(320,124)	(320,124)
Balance at December 31, 2019	974	339	4,290,228	(1,185,409)	16,919,327	20,025,459

Net loss	-	-	-	-	(3,553,813)	(3,553,813)
Stock based compensation	-	-	501,684	-	-	501,684
Dividends declared	-	-	-	-	(65,239)	(65,239)
Balance at December 31, 2020	974	339	4,791,912	(1,185,409)	13,300,275	16,908,091

Net income	-	-	-	-	2,341,999	2,341,999
Stock based compensation	-	-	506,018	-	-	506,018
Dividends declared	-	-	-	-	-	-
Balance at December 31, 2021	$974	$339	$5,297,930	$(1,185,409)	$15,642,274	$19,756,108

The accompanying notes are an integral part of these financial statements.

TETON ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Operating activities
Net income (loss)	$2,341,999	$(3,553,813)	$(2,602,327)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, other	32,179	18,193	33,488
Gain on sale of investments, net	-	-	(22,462)
Deferred taxes	214,408	(1,075,363)	(2,331,413)
Amortization of contingent deferred sales commission	18,296	47,398	89,022
Amortization of intangible assets	325,898	774,156	817,778
Amortization of debt discount	-	-	425,589
Intangible asset impairment	-	5,550,000	8,220,000
Stock based compensation expense	506,018	501,684	258,554
(Increase) decrease in operating assets:
Investment advisory fees receivable	(218,102)	398,101	276,209
Distribution and shareholder service expense reimbursement receivable	(5,319)	14,034	12,327
Income tax receivable	156,841	(156,841)	244,505
Receivable from affiliates	3,402	5,227	3,055
Contingent deferred sales commission	(28,062)	(23,193)	(56,860)
Right-of-use assets	668,935	229,331	172,888
Other assets	87,289	23,615	65,850
Increase (decrease) in operating liabilities:
Due to broker	7,999,316	-	-
Payable to affiliates	(38,671)	(116,754)	(183,768)
Income tax payable	23,225	(15,699)	15,699
Compensation payable	576,147	(504,149)	(264,625)
Distribution costs payable	23,616	(72,427)	(78,802)
Lease liability	(692,074)	(247,368)	(69,595)
Accrued expenses and other liabilities	(44,898)	(42,908)	(49,952)
Total adjustments	9,608,444	5,307,037	7,577,487
Net cash provided by operating activities	11,950,443	1,753,224	4,975,160
Investing activities
Proceeds from sale of investments	-	-	133,660
Net cash provided by investing activities	-	-	133,660
Financing activities
Payment on long-term debt	-	-	(2,000,000)
Dividends paid	-	(63,114)	(315,706)
Stock repurchase	-	-	(119,388)
Net cash used in financing activities	-	(63,114)	(2,435,094)
Net increase (decrease) in cash and cash equivalents	11,950,443	1,690,110	2,673,726
Cash and cash equivalents at beginning of year	9,556,418	7,866,308	5,192,582
Cash and cash equivalents at end of year	$21,506,861	$9,556,418	$7,866,308

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$391,950	$453,663	$599,947
Cash paid for interest	$-	$-	$31,233
Supplemental disclosure of non-cash activity:
Right-of-use asset obtained in exchange for lease liability	$-	$-	$1,456,506

The accompanying notes are an integral part of these financial statements.

Organization and Description of the Business

Teton Advisors, Inc. (“Teton” or the “Company”) (OTC PINK: TETAA) was formed in Texas as Teton Advisers LLC in December 1994. On March 2, 1998, Teton Advisers LLC was renamed Gabelli Advisors LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. On March 20, 2009, GAMCO Investors, Inc. (“GAMCO”) spun-off their ownership interest in Teton to its stockholders. Prior to the March 20, 2009 spin-off, the Company was a 42%-owned subsidiary of GAMCO. On February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). Keeley-Teton serves as the investment advisor for the KEELEY Funds and separately managed accounts. At the time, the acquisition expanded Teton’s product suite to eleven mutual funds under the TETON Westwood and KEELEY Funds brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies.

On December 30, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton.

On December 31, 2021, Teton transferred its advisory business, operations and personnel to a new wholly-owned subsidiary, Teton Advisors, LLC (“Teton LLC”).

Currently there are five TETON Westwood mutual funds and three KEELEY mutual funds. Unless we have indicated otherwise, or the context otherwise requires, references in this report to “the Company,” “we” or “us” collectively refer to Teton Advisors, Inc. The Company’s capital structure consists of 1,700,000 shares authorized of Class A common stock with one vote per share, 800,000 shares authorized of Class B common stock with ten votes per share, and 80,000 shares authorized of preferred stock.

A.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Teton and its subsidiaries Teton LLC and Keeley-Teton. All intercompany accounts and transactions have been eliminated upon consolidation.

Reclassifications

Certain amounts in prior years may have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Nature of Operations

Teton and its subsidiaries are registered investment advisers under the Investment Advisers Act of 1940. Teton LLC serves as the investment manager for four TETON Westwood mutual funds with assets under management (“AUM”) of $868.6 million and $889.0 million at December 31, 2021 and 2020, respectively. Teton also served as the investment manager to certain separate accounts. The AUM for these separate accounts were and $42.9 million at December 31, 2021 and 2020, respectively. Keeley-Teton serves as the investment manager for three KEELEY mutual funds and one TETON Westwood mutual fund with total AUM of $618.8 million and $522.0 million at December 31, 2021 and 2020, respectively. Keeley-Teton also serves as the investment manager to certain separate, private client and wrap accounts with aggregate AUM of $513.6 million and $375.4 million at December 31, 2021 and 2020, respectively. The Company’s principal market is the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at banks, U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.

Due to Broker

Due to broker represents U.S. treasury bill purchases which have not been settled as of year-end.

Securities Transactions

Investments in securities are accounted for as “trading securities” and are stated at fair value, with any unrealized gains or losses reported in current period earnings in other income, net in the consolidated statements of operations. Management determines the appropriate classification of debt and equity securities at the time of purchase. Securities that are not readily marketable are stated at their estimated fair values in accordance with GAAP. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the specific identified cost basis and are included in other income, net in the consolidated statements of operations.

Revenue Recognition

The Company’s revenues are derived primarily from investment advisory fees. Investment advisory fees are directly influenced by the level and mix of AUM as fees are derived from a contractually determined percentage of AUM for each open-end fund, separate, private client and wrap account. Advisory fees from the open-end mutual funds are computed daily based on average net assets and amounts receivable are included in investment advisory fees receivable in the consolidated statements of financial condition. Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement. Client agreements provide for such fees to be billed in arrears or advance. Fees billed in arrears are included in investment advisory fees receivable in the consolidated statements of financial condition. Fees billed in advance are recognized as income over the quarter as the investment advisory services are performed. The Company derived approximately 99% of its total revenue from advisory fees for each of the years ended December 31, 2021, 2020 and 2019, respectively. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios. Account receivables are stated at the amount management expects to collect from outstanding balances. Management believes that all account receivables are collectible; accordingly, an allowance for doubtful accounts has not been established.

Distribution fees include distribution fees paid to the Company by G.distributors, LLC (“G.distributors”) on the Class C Fund shares sold. Class C shares have a 12b-1 Plan with a service and distribution fee totaling 1%. The distributor will advance the first year’s commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM over the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the year based on the Fund’s performance.

Distribution Costs

The Company incurs certain promotion and distribution costs, which are expensed as incurred, principally related to the sale of shares of open-end mutual funds, other than Class C shares, and are included in distribution costs payable in the consolidated statements of financial condition.

Sub-advisory Fees

Sub-advisory fees are based on predetermined percentages of revenues (in some cases, net of certain expenses) of the individual funds and are recognized as expenses as the related services are performed. The sub-advisory fees are paid in the month following when they are earned. Sub-advisory fees which are sub-advised by GAMCO are included in payable to affiliates in the consolidated statements of financial condition. Sub-advisory fees which are sub-advised by Westwood Management Corporation are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Depreciation and Amortization

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Accumulated depreciation was $46,326 and $63,550 at December 31, 2021 and 2020, respectively. Fixed assets, net of accumulated depreciation, was $20,015 and $52,194 at December 31, 2021 and 2020, respectively, which are included in other assets in the consolidated statements of financial condition. Customer relationships are intangible assets included in Intangible assets, net in the consolidated statements of financial condition and which will be amortized over their estimated useful lives using the straight-line method. Accumulated amortization was $3,417,091 and $3,091,193 at December 31, 2021 and December 31, 2020, respectively.

Intangible Assets

Intangible assets are initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Intangible assets are tested for impairment at least annually as of November 30th and whenever certain triggering events are met. In assessing the recoverability of intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value.

Income Taxes

Income tax expense or benefit is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax benefit related to uncertain tax positions is determined under the guidance as prescribed by GAAP. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or concluded. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes”, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense on the consolidated statements of operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities in the consolidated statements of financial condition.

Fair Value Measurement

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board’s (“FASB”) guidance on fair value measurement. The levels of the fair value hierarchy and their applicability to the Company are described below:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

-	Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding during each period, less unvested restricted stock. Fully diluted earnings per share is based on basic shares plus the effect of any dilutive shares from the unvested restricted stock using the treasury stock method.

Stock Based Compensation

The Company uses a fair value-based method of accounting for stock-based compensation provided to employees. The estimated fair value of the RSA grants was determined by using the closing price of Class A Common Stock on the date of the grant. The total expense is recognized over the vesting period for these awards.

Contingent Deferred Sales Commissions

Sales commissions are paid to broker-dealers in connection with the sale of Class C shares of open-end Funds. These commissions are capitalized and amortized over a period of one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company’s unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows. The amortization of these charges is included in advanced commissions on the consolidated statements of operations and amounted to $18,296, $47,398 and $89,022 for the years ended December 31, 2021, 2020 and 2019, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents held. The Company maintains cash equivalents in U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government. The concentration of credit risk with respect to advisory fees receivable is generally limited due to the short payment terms extended to clients by the Company.

Business Segments

The Company operates in one business segment, the investment advisory and asset management business.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an “incurred loss” methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The consolidated statement of operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. In November 2019, the FASB issued ASU 2019-10, which deferred the effective date of this guidance for smaller reporting companies for three years. This guidance is effective for the Company on January 1, 2023 and requires a modified retrospective transition method, which will result in a cumulative-effect adjustment in retained earnings upon adoption. Early adoption is permitted. The Company is currently assessing the potential impact of this new guidance on the Company’s consolidated financial statements.

B.	Intangible Assets

Intangible assets represent the acquisition date fair value of acquired customer relationships, mutual fund management contracts and trade name assets acquired as part of the acquisition of the business of KAMCO on February 23, 2017. These intangible assets are reflected net of amortization, where applicable. Customer relationships is a long-lived asset which will be amortized over a 9-year period. Both the mutual fund management contracts and trade name assets are indefinite-lived assets. All these intangible assets are tested for impairment at least annually. The Company determined that no impairments existed in 2021. In 2020, the Company had impairment charges to customer relationships, mutual fund management contracts and trade name of $2,316,000, $3,142,000 and $92,000, respectively. In 2019, the Company had impairment charges to customer relationships, mutual fund management contracts and trade name of $269,000, $7,458,000 and $493,000, respectively.

These impairment charges are reflected in the consolidated statements of operations. The following is a summary of intangible assets on December 31, 2021:

	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Customer relationships	9	$7,360,000	$(3,417,091)	$(2,585,000)	$1,357,909
Mutual fund management contracts	-	12,600,000	-	(10,600,000)	2,000,000
Trade name	-	1,520,000	-	(1,178,000)	342,000
		$21,480,000	$(3,417,091)	$(14,363,000)	$3,699,909

Amortization expense for customer relationships for the years ended 2021, 2020 and 2019 are $325,898, $774,156 and $817,778, respectively. Estimated amortization expense for customer relationships over the remaining five years is as follows:

For the years ended December 31,	Estimated Amortization Expense
2022	325,898
2023	325,898
2024	325,898
2025	325,898
Thereafter	54,317
Total	$1,357,909

C.	Long-Term Debt and Warrants

On February 23, 2017, in connection with the acquisition of the business of KAMCO, Teton issued a $5,000,000 promissory note (the “GGCP Note”) payable to its controlling shareholder, GGCP. The interest rate on the GGCP Note was 6% per annum, paid quarterly. The effective interest rate on the debt at inception was 19.84%. The original principal amount had a maturity date of February 23, 2022. For the first two years of the loan, the Company was only obligated to pay interest and had the ability to prepay the loan at any time without penalty. On January 3, 2019, the Company made a final principal payment of $2,000,000 on the GGCP Note. For the twelve-month periods ended December 31, 2021, 2020 and 2019, the Company incurred interest expense of zero, zero and $426,622, respectively.

D.	Fair Value Measurement

The following table presents information about the Company’s assets by major categories measured at fair value on a recurring basis as of December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2021

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as December 31, 2021
Cash equivalents	$19,467,182	$-	$-	$19,467,182

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2020

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as December 31, 2021
Cash equivalents	$8,769,822	$-	$-	$8,769,822

Cash equivalents primarily consist of U.S. Treasury Bills with maturities of three months or less at the time of purchase as well as an affiliated money market fund which is invested solely in U.S. Treasuries and valued based on the net asset value of the fund. There were no transfers between any levels during the years ended December 31, 2021 or 2020.

E.	Income Taxes

The provision for (benefit from) income taxes for the years ended December 31, consisted of the following:

Federal:	2021	2020	2019
Current	$465,828	$172,389	$766,818
Deferred	154,202	(1,134,997)	(1,452,189)
State and local:
Current	142,112	48,417	180,945
Deferred	(32,962)	59,634	(898,088)
Total	$729,180	$(854,557)	$(1,402,514)

A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	2021	2020	2019
Statutory Federal income tax rate	21.0%	21.0%	21.0%
State income tax, net of Federal benefit	5.7%	(3.6)%	13.6%
Other	(3.0)%	2.0%	0.4%
Effective income tax rate	23.7%	19.4%	35.0%

The Company’s Federal and State income tax returns are subject to future audit for all years after 2017.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020
Deferred tax assets:
Deferred compensation	$345,015	$215,777
Impairment of intangible assets	3,544,492	3,568,578
Capitalized acquisition costs	68,251	75,499
Total deferred tax assets	3,957,758	3,859,854
Deferred tax liabilities:
Contingent deferred sales commission	(4,589)	2,089
Fixed assets	16,213	14,070
Amortization of intangible assets	(512,303)	(204,498)
Other	(4,166)	(4,194)
Total deferred tax liabilities	(504,845)	(192,533)
Net deferred tax (liability) / asset	$3,452,913	$3,667,321

As of December 31, 2021, 2020 and 2019, the Company’s gross unrecognized tax benefits were $775,132, $895,366 and $1,003,401, respectively, of which $517,361, $707,332 and $792,687, if recognized, would affect the Company’s effective tax rate.

Balance at January 1, 2019	$970,965
Additions based on tax positions related to the current year	110,901
Reductions for tax positions of prior years	(78,465)
Balance at December 31, 2019	1,003,401
Additions based on tax positions related to the current year	27,036
Reductions for tax positions of prior years	(135,071)
Balance at December 31, 2020	895,366
Additions based on tax positions related to the current year	45,506
Reductions for tax positions of prior years	(165,740)
Balance at December 31, 2021	$775,132

As of December 31, 2021, and 2020, the net liability for unrecognized tax benefits related to uncertain tax positions was $937,218 and $994,437, respectively, and is included in accrued expenses and other liabilities in the consolidated statements of financial condition.

The Company recognizes both interest and penalties with respect to unrecognized tax benefits as income tax expense. As of December 31, 2021, 2020 and 2019, the Company had accrued a gross liability of $376,481, $341,030 and $310,343, respectively, related to interest and penalties. For the years ended December 31, 2021, 2020 and 2019, the Company recorded income tax expenses related to an increase in its liability for interest and penalties of $37,767, $25,363 and $42,800, respectively. The amount is included in accrued expenses and other liabilities in the consolidated statements of financial condition.

As of December 31, 2021, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months.

F.	Revenue

The revenue streams in the discussion below include those within the scope of ASU 2014-09, Revenue From Contracts With Customers (Topic 606)(“ASU 2014-09”). Those revenue streams deemed out of scope and excluded are investment gains, dividends, and interest income, which are all included in distribution fees and other income.

Revenue Recognition

Revenues are recognized when the performance obligation (the investment management and advisory services provided to the client) defined by the investment advisory agreement is satisfied. For each performance obligation, we determine at contract inception whether the revenue satisfies over time or at a point in time. We derive our revenues from investment advisory fees, distribution fees and other income. Advisory fees are calculated based on a percentage of assets under management and the performance obligation is realized over the current month or calendar quarter. Once clients receive our investment advisory services, we have an enforceable right to payment.

Advisory Fee Revenues

Our advisory fees are generated by Teton LLC and Keeley-Teton, which manage client accounts under investment advisory agreements. Advisory fees are typically calculated based on a percentage of assets under management and are paid in accordance with the terms of the agreements. For mutual funds, advisory fees are accrued daily, based upon each mutual fund’s daily net assets. For other accounts, advisory fees are paid either quarterly in advance based on assets under management on the last day of the preceding quarter, or quarterly in arrears based on assets under management on the last day of the quarter just ended, subject to adjustment. We recognize advisory fee revenues as services are rendered. Since our advance paying clients’ billing periods coincide with the calendar quarter to which such payments relate, revenue is recognized within the quarter and our consolidated financial statements contain no deferred advisory fee revenues. Advisory clients typically consist of institutional and mutual fund accounts.

Institutional investor accounts typically consist of corporate pension and profit-sharing plans, public employee retirement funds, Taft Hartley plans, endowments, foundations, and individuals. Mutual funds include the TETON Westwood Funds, a family of mutual funds for which Teton Advisors, LLC serves as advisor, and the KEELEY Funds, a family of mutual funds for which Keeley-Teton Advisors, LLC serves as advisor. These funds are available to individual investors, as well as, offered as part of our investment strategies for institutional investors and private wealth accounts.

Mutual fund advisory fee revenue is net of related fund reimbursements totaling $1,510,834, $1,715,331 and $1,607,430 for the twelve-month periods ended December 31, 2021, 2020 and 2019, respectively.

Revenue Disaggregated

The following table presents our revenue disaggregated by account type:

	For the year ended December 31,
	2021	2020	2019
Investment advisory fees
Open-end mutual funds, net	$13,301,511	$11,451,376	$17,871,827
Separate accounts	1,311,022	786,755	1,058,221
Private clients	1,591,839	1,276,872	1,310,388
Wrap	200,098	189,759	396,888
Total investment advisory fees, net	16,404,470	13,704,762	20,637,324
Distribution fees	30,105	51,929	103,722
Other income, net	3,442	50,422	135,145
Total revenues	$16,438,017	$13,807,113	$20,876,191

G.	Net Income per Share

The computations of basic and diluted net income per share are as follows:

	For the Years Ending December 31,
	2021	2020	2019
Basic:
Net income (loss) attributable to Teton shareholders	$2,341,999	$(3,553,813)	$(2,602,327)

Weighted average shares outstanding	1,260,988	1,261,293	1,262,491
Basic net income (loss) per share	$1.86	$(2.82)	$(2.06)
Fully diluted:
Net income (loss) attributable to Teton shareholders	$2,341,999	$(3,553,813)	$(2,602,327)

Weighted average shares outstanding	1,268,828	1,261,293	1,262,491
Fully diluted net income (loss) per share	$1.85	$(2.82)	$(2.06)

H.	Stockholders’ Equity

Teton has two classes of common stock: Class A and Class B.

Voting Rights

The holders of Class A common stock and Class B common stock have identical rights except that (i) holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders in general, and (ii) holders of Class A common stock are not eligible to vote on matters relating exclusively to Class B common stock and vice versa. Class B holders are entitled to convert their shares into Class A shares on a one-for-one basis.

Stock Based Compensation

During 2019, the Company made 2 RSA grants. The first grant was for 17,500 RSAs at a grant date fair value of $51.32 per share and the second grant was for 25,000 RSAs at a grant date fair value of $45.00. Both grants will vest 40% in three years and 60% in five years.

During 2021, the Company made 1 RSA grant. The grant totaled 17,500 RSAs at a grant date fair value of $21.90 per share and will vest 40% in three years and 60% in five years.

As of December 31, 2021 and 2020, there were 59,500 and 42,000 RSAs outstanding, respectively, at an average grant price of $40.01 and $47.56 per share, respectively. During 2020, 500 RSAs were forfeited prior to any shares vesting and the company recorded a reimbursement of $7,584 related to this forfeiture which was included in compensation expense in the consolidated statements of operations.

For the years ended December 31, 2021, 2020 and 2019, the Company recorded stock-based compensation expense of $506,018, $501,684 and, $258,554, respectively.

Dividends

During 2021, 2020 and 2019, the Company declared dividends of zero, $0.05 and $0.20, respectively, per share to Class A and Class B common stockholders totaling zero, $65,239 and $320,124, respectively.

I.	Commitments and Contingencies

Commitments

The Company rents two office spaces, one in Rye, NY and the other in Chicago, IL. The office space in Rye is pursuant to a sublease with GAMCO, which was due to expire on December 5, 2028. On September 1, 2014, an additional 485 square feet of office space at the same location was subleased from LICT Corporation in an agreement which was due to expire on December 5, 2023. On December 16, 2021, both Rye, NY subleases were terminated. The office lease in Chicago expires on December 31, 2023.

Future minimum lease payments for the next five years under these agreements at December 31, 2021 are as follows:

2022	$223,553
2023	228,950
Total	$452,503

For the years 2021, 2020 and 2019, occupancy expense was $279,305, $267,090 and $266,069, respectively, which is included in other operating expenses in the consolidated statements of operations.

The Company has established a stock buyback program which authorizes the Company to repurchase up to 50,000 shares of Class A Common Stock. Teton entered into a Stock Repurchase Plan in compliance with Rule 10b5-1 and 10b-18 as of March 5, 2018 for the purpose of establishing a systematic trading program under which a brokerage firm will use its reasonable efforts, consistent with ordinary principles of best execution, to repurchase on behalf of Teton Advisors from time-to-time shares of common stock of Teton Advisors. As of December 31, 2021, the remaining share repurchase authorization under the program totaled 29,246 shares.

J.	Leases

The Company reviews new arrangements at inception to evaluate whether we obtain substantially all the economic benefits of and have the right to control the use of an asset. If we determine that an arrangement qualifies as a lease, we recognize a lease liability and a corresponding asset on the lease’s commencement date. The lease liability is initially measured at the present value of the future minimum lease payments over the lease term using the rate implicit in the arrangement or, if not available, our incremental borrowing rate. An operating lease asset is measured initially at the value of the lease liability but excludes initial direct costs incurred. Additionally, certain of our leases contain options to extend or terminate the lease term that, if exercised, would result in the remeasurement of the operating lease liability.

Our operating leases contain both lease and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the lease assets, such as common area maintenance and other management costs. We elected for our real estate operating leases to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, we included the fixed payments and any payments that depend on a rate or index that relate to our lease and non-lease components in the measurement of the operating lease liability.

We recognize lease expense on a straight-line basis over the lease term. Operating lease expense is recognized as part of other operating expenses in our consolidated statements of operations. All of our leases are operating leases and primarily consist of real estate leases for our corporate offices in Rye, NY and Chicago, IL. As of December 31, 2021, the weighted-average remaining lease term on these leases is approximately 2.0 years and the weighted-average discount rate used to measure the lease liabilities varies from lease to lease which ranges from 4.63% to 5.64%. Our operating lease expense for the year ended December 31, 2021, 2020 and 2019 was $299,001, $299,001 and $298,703, respectively.

We made lease payments of $322,140, $317,037 and $195,411 during the years ended December 31, 2021, 2020 and 2019, respectively. Our future undiscounted cash flows related to our operating leases and the reconciliation to lease liabilities as of December 31, 2021 is as follows:

December 31, 2021
2022	232,446
2023	235,096
2024	4,610
Total future undiscounted cash flows	472,152
Less: imputed interest to be recognized in lease expense	(24,683)
Operating lease liabilities, as reported	$447,469

K.	Related Party Transactions

The following is a summary of certain related party transactions:

Mario J. Gabelli (“Mr. Gabelli”) is the controlling stockholder of Teton through the shares he owns in his name and through his control of GGCP Holdings LLC, a wholly owned subsidiary of GGCP, Inc. Mr. Gabelli owned approximately 22.9% of Teton’s Class A and B shares and GGCP Holdings LLC owned approximately 37.8% of Teton’s Class A and B shares as of December 31, 2021.

Teton invests a portion of its cash in a money market mutual fund managed by Gabelli Funds, LLC (“Gabelli Funds”). Gabelli Funds is owned 100% by GAMCO Investors, Inc. (“GAMCO”), a majority-owned subsidiary of GGCP, Inc. At December 31, 2021, 2020 and 2019 Teton had $2,446,624, $8,761,351 and $6,605,042, respectively, in this money market fund and earned interest income of $253, $39,849 and $111,441, respectively.

G.distributors, a subsidiary of GAMCO, serves as the principal distributor for the Funds. Teton has a mutual fund distribution services agreement with G.distributors for general oversight, compliance and registration activities related to the distribution of the Keeley Funds. The fees related to the distribution services agreement were $180,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company pays G.distributors distribution sales fees which include wholesaler commissions, third-party mutual fund platform fees and wholesaler reimbursements related to the sales of its funds. These distribution sales fees were $318,437, $442,796 and $627,750 for the years ended December 31, 2021, 2020 and 2019, respectively.

Teton receives distribution fee income from G.distributors on the Class C Fund shares sold. For the years ended December 31, 2021, 2020 and 2019 distribution fees were $30,105, $51,929 and $103,722, respectively. As distributor, G.distributors also incurs certain promotional and distribution costs, which are related to the sale of Fund shares and expensed as incurred.

The Company pays GAMCO a fixed administrative and management services fee pursuant to a contractual agreement. The amounts paid were $50,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company has a marketing and administrative fee agreement with GAMCO which is based on the average net assets of the TETON Westwood Funds. The marketing and administrative fees paid to GAMCO were $1,436,309, $1,324,788 and $1,750,220 for the years ended December 31, 2021, 2020 and 2019, respectively. Fees are 20 basis points on the first $370 million of average net assets, 12 basis points on average net assets from $370 million to $1.0 billion and 10 basis points on average net assets greater than $1.0 billion. As a result, the effective rate for 2021, 2020 and 2019 was 15.1, 15.4, and 13.9 basis points, respectively. Teton and GAMCO have also entered into an administrative and management services agreement. Under the agreement, Teton paid GAMCO $50,000 for each of the years ended December 31, 2021, 2020 and 2019, respectively.

The Company pays GAMCO sub-advisory fees at an annualized rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites Fund and the TETON Westwood Convertible Securities Fund. The sub-advisory fees were $2,523,875, $2,312,961 and $3,494,412, respectively.

Teton’s receivables and payables to affiliates are non-interest bearing and are receivable and payable on demand. At December 31, 2021 and 2020, the amount payable to GAMCO was $395,745 and $434,416, respectively; within these amounts includes the payable relating to wholesaler commissions which was $47,330 and $79,653, respectively. The amount receivable from GAMCO at December 31, 2021 and 2020 was $2,800 and $6,202, respectively.

Teton subleased office space located at One Corporate Center, Rye, New York from GAMCO and an affiliate. These sublease payments totaled $90,465 and $92,697 for the years ended December 31, 2021 and 2020, respectively. On December 16, 2021, Teton terminated both subleases.

L.	Other Matters

The Company has entered into arrangements with various third parties many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements and believes the likelihood of a claim being made is remote. The Company’s estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the consolidated financial statements.

M.	Subsequent Events

The Company has evaluated events and transactions through March 31, 2022, the date that the consolidated financial statements were issued, for potential recognition or disclosure in the consolidated financial statements, as required by GAAP.

Teton Advisors, Inc.

189 Mason Street, Greenwich, CT 06830
(914) 457-1070
tetonadv.com

Subscription Rights to Purchase Up to 440,162 Shares of Class A Common Stock

at a Subscription Price of $15.50 Per Share

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June 3, 2022